U.S. COMMERCIAL CORP., S.A. DE C.V.

July 18, 2005.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05009883

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

In compliance with Rule 12g3-2(b), enclosed please find the complete copy of the Annual Report of U.S. Commercial Corp., S.A. de C.V. presented to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Commission or "CNBV"), in accordance with Mexican Legislation general dispositions for securities issuers and other market participants, for the period ended December 31, 2004.

It is also attached a summary prepared by the company as a brief description in English of such document.

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

U.S. COMMERCIAL CORP., S.A. DE C.V.
ANNUAL REPORT

1) GENERAL INFORMATION

a) Executive Summary

The Company was incorporated on November 29, 2001 as a *sociedad anónima de capital variable* under the name of U.S. Commercial Corp., S.A. de C.V., as a consequence of GCarso's spin-off agreed upon during the Shareholders Extraordinary General Assembly, held on November 21, 2001, in order to maintain the indirect ownership of CompUSA's stocks.

The Company's main asset is represented by its indirect stock interest in 100% of CompUSA's capital stock. The main activity of CompUSA takes place in the commercial sector across the United States and Puerto Rico as product and technology services retailer. The Company is a pure stock holder (tenedora), therefore, all the operations are carried out through its main subsidiary, CompUSA. CompUSA is one of the leading retailers of computers, technology products and services chain stores in the United States, with a domestic scale presence in such country.

On the date of its incorporation, the Company started out with a minimum fixed capital stock without withdrawal right of MXP$340'073,000.00 (three hundred and forty million seventy three thousand pesos 00/100 Mx. Cy.), accounting for 915'000,000 stocks of the Series "B-1", common, registered, no-par value.

The shareholders extraordinary general assemblies of the Company and of Tenedora, both held on July 30, 2002, agreed to merge both companies. Thus, Tenedora as mergee, was merged in the Company, as merger.

As a consequence of the merger, the minimum fixed capital stock without withdrawal right authorized on December 31, 2002 is of MXP$392'319,932.67, accounting for 1,026'583,810 stocks Series "B-1", common, registered, no-par value.

Afterwards, derived for the increase of capital resolved by the Shareholders Extraordinary General Assembly held on December 1st, 2003, which increased in 447,531,45 new stocks in the company's stock capital, out of which 62,033,837 stocks are pending from subscription and payment, leaving the authorized capital stock represented by 1,474,115,267 stocks of the series B-1.

Likewise, from those new stocks that were not subscribed by the shareholders when exerting their preference right, were subscribed 380 million stocks by Sercotel, S.A. de

C.V., America Movil's subsidiary company, with the purpose of capitalizing part of the liability derived from the acquisition of total interest in América Móvil in CompUSA.

The number of outstanding stocks of the Company as of December 31, 2004 added up to 1,249'267,003, Series "B-1", common, registered, no-par value.

The price of the stock in the securities market at closing 2004 was of MXP$4.66 per stock, reporting during the year a maximum of MXP$6.20 per stock and a minimum of MXP$3.80 per stock.

The selected financial information that is presented hereunder derives from the financial statements of the Company, that have been audited by Mancera, S.C., Member of Ernst & Young Global, in their capacity as external auditors, as well as the financial statements of CompUSA that have been audited by Ernst & Young LLP, in their capacity of external auditors. The selected financial information must read together with the financial statements.

b) Operations

CompUSA

The fiscal year of CompUSA comprises from 52 to 53 weeks, which end every year on the last Saturday of the month of December. The results for CompUSA included in these financial statements, correspond to a 52 weeks year ending on December 25, 2004 (fiscal year for 2004 for 2004) and the 52 weeks year ending on December 27,2003 (fiscal year for 2003 or 2003)

For year 2004, Compusa's total consolidated sales accounted for USD $4,431 millions, that is a 16.9% increase when compared to the $3,791 million reported on 2003. Good Guys sales contributed with 13.7% of the consolidated sales during the year, which was the first complete fiscal year when the results such Company were consolidated.

CompUSA continued changing its products and services mix aiming to obtain higher profit margins. The aforementioned concurs with its strategy of becoming an integral solutions technology provider. Therefore, the sales contribution for year 2004 coming from services accounted for 8.4% compared to a 10% recorded in the same period of the previous year. On the other hand, the sales contributions coming from accessories accounted for 21% during year 2004 versus a 20.9% during year 2003. Finally, the Hardware and Software contribution during the year added up to 70.6%, a drop of 150 basis points compared to the contribution of 69.1% in 2003.

In year 2004, the operating loss was of USD$0.1 million, accounting for an increase of five million dollars regarding the operating loss reported during fiscal year 2003. The increase in the operating results can be explained by the improvement in Compusa's

results, which in part compensates the drop reflected in the operating results of Good Guys.

EBITDA, was positioned in USD$51.6 million, for year 2004 versus USD$41.2 million recorded in the previous year.

During 2004, CompUSA recorded a net loss of USD$23.5 million, considerably lower than the loss of USD$29.8 million recorded in 2003.

The following chart shows the Company's stock behavior from January to December 2004.



Stock Performance
(Dec03 = 100)
160
150
140
130
120
110
100
90
80
70
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
IPyC
USCOM B1

2) FINANCIAL INFORMATION

a) Selected Financial Information

The following chart shows the Company's consolidated financial information for the last three fiscal years, that was drawn from and must be read together with the Company's financial statements, which have been audited by Mancera, S.C., Partner of Ernst & Young Global, as well as the financial statements of CompUSA that have been audited by Ernst & Young LLP, in their capacity of external auditors.

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
In Constant Pesos at Closing
December 2004
Thousand Pesos

Item	2004	2003	2002
Net Sales	50,297,234	44,179,906	45,716,141
Gross Profit	10,939,972	9,115,653	9,638,929
Operating Profit (Loss)	(28,924)	(78,182)	428,060
EBITDA	561,864	471,278	1,057,995
Majority Net Profit (Loss)	(51,498)	499,098	(2,334,324)
Profit (Loss) per Stock	(0.04)	0.54	(2.56)
Investment in Fixed Assets	(417,493)	(395,164)	(464,332)
Depreciation and y Amortization for Fiscal Year	590,788	549,460	629,935
Total Assets	18,319,235	18,983,801	17,894,783
Total Liabilities with Cost	4,846,140	4,036,609	3,733,245
Accounts Receivables Turnover (Days)	1	2	2
Account Payables Turnover (Days)	29	42	36
Inventories Turnover (Times)	5.06	4.29	5.62
Consolidated Stockholders' Equity	6,823,287	7,278,657	7,466,627
Cash Dividends Ordered per Stock	0.00	0.00	0.00

The Company considers that no factors or uncertain events exist leading to disregard the information presented as an indicator for its future performance.

b) Financial Information per Line of Business, Geographic Area and Export Sales.

The Company's operations are carried out through its subsidiary CompUSA, the operations of the company are done mainly across the United States.

The operations of CompUSA are divided in two main segments: Commercial and Non Commercial

Commercial. Includes retail operation and support inside the Megastores. That is to say, merchandise and extended guaranties sale, the technical service department, and the direct sales operations performed inside each Megastore. The differed income segment and the sales expenses of the extended guaranties program are also included in this segment.

Non Commercial. *Includes the operations performed outside of the stores, including direct sale, technical services and "in situ" training.*

c) Management's Comment about the Operating Results and the Financial Situation of the Issuer

i) Operating Results

CompUSA

The fiscal year of CompUSA comprises from 52 to 53 weeks, which each year, end on the last Saturday of the month of December. The results of CompUSA, included in these financial statements, correspond to a 52 weeks year, ending as of December 25, 2004 (the fiscal year of 2004 or 2004) and to the 52 weeks year ending as of December 27, 2003 (the fiscal year of 2003 or 2003)

For year 2004, the consolidated total sale of Compusa rose to USD $4,431 million, which is a 16.9% of increase versus $3,791 millions reported on 2003. The sales of

Good Guys contributed with a 13.7% of the consolidated sales during the year, it was the first complete fiscal year in which the results of such company were consolidated.

CompUSA continued changing its products and services mix aiming to obtain higher profit margins. The aforementioned concurs with its strategy of becoming an integral solutions technology provider. Therefore, the sales contribution for year 2004 coming from services accounted for 8.4% compared to a 10% recorded in the same period of the previous year. On the other hand, the sales contributions coming from accessories accounted for 21% during year 2004 versus a 20.9% during year 2003. Finally, the Hardware and Software contribution during the year added up to 70.6%, a drop of 150 basis points compared to the contribution of 69.1% in 2003.

In year 2004, the operating loss was of USD$0.1 million, accounting for an increase of five million dollars regarding the operating loss reported during fiscal year 2003. The increase in the operating results can be explained by the improvement in Compusa's results, which in part compensates the drop reflected in the operating results of Good Guys.

EBITDA, was positioned in USD$51.6 million, for year 2004 versus USD$41.2 million recorded in the previous year.

During 2004, CompUSA recorded a net loss of USD$23.5 million, considerably lower than the loss of USD$29.8 million recorded in 2003.

REPORTE ANUAL Y CODIGO DE MEJORES PRACTICAS CORPORATIVAS

US COMMERCIAL CORP., S.A. DE C.V.

EJERCICIO 2004

U.S. COMMERCIAL CORP., S.A. DE C.V.

Miguel de Cervantes Saavedra No. 255
Col. Granada
México, Distrito Federal 11520

"REPORTE ANUAL QUE SE PRESENTA DE ACUERDO CON LAS DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO DE VALORES PARA EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2004"

Clave de cotización: "USCOM"

Acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal, correspondientes al capital mínimo fijo sin derecho a retiro, registradas en la Bolsa Mexicana de Valores, S.A. de C.V., en circulación al 31 de diciembre de 2004:

1,249'267,003 acciones Serie "B-1"

Los valores de U.S. Commercial Corp., S.A. de C.V. se encuentran inscritos en la Sección de Valores del Registro Nacional de Valores, y son objeto de cotización en la Bolsa Mexicana de Valores, S.A. de C.V.

La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.

U.S. COMMERCIAL CORP., S.A. DE C.V.
REPORTE ANUAL

1) INFORMACIÓN GENERAL

a) Glosario de Términos y Definiciones

América Móvil	América Móvil, S.A. de C.V.
América Móvil Comm	América Móvil Communications LLC.
Best Buy	Best Buy Co., Inc.
BMV	Bolsa Mexicana de Valores, S.A. de C.V.
Call Center	Centro de Atención Telefónica.
CGT	Carso Global Telecom, S.A. de C.V.
Circuit City	Circuit City Stores, Inc.
CNBV	Comisión Nacional Bancaria y de Valores.
Commercial	Commercial LLC.
CompUSA	CompUSA Inc.
Computer City	Computer City, Inc.
COC Services	COC Services, Ltd.
Dell	Dell Computer Corporation.
EBITDA	*Earnings Before Interest, Taxes, Depreciation and Amortization* (Resultado antes de intereses, impuestos, depreciación y amortización), también conocido como flujo operativo.
Estados Unidos	Estados Unidos de América.
Frisco	Empresas Frisco, S.A. de C.V.
Gateway	Gateway, Inc.
GCarso	Grupo Carso, S.A. de C.V.
Good Guys	Good Guys Inc.
GSanborns	Grupo Sanborns, S.A. de C.V.
GSS	Global Service Solutions.
IMCP	Instituto Mexicano de Contadores Públicos, A.C.

IMPAC	Impuesto al Activo.
INPC	Índice Nacional de Precios al Consumidor.
ISR	Impuesto Sobre la Renta.
Indeval	S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.
Internet	*World Wide Web* (Red Electrónica Mundial).
LGSM	Ley General de Sociedades Mercantiles.
LMV	Ley del Mercado de Valores.
México	Estados Unidos Mexicanos.
Office Depot	Office Depot, Inc.
Office Max	Office Max, Inc.
Pesos	Moneda de curso legal en México.
PCs	Computadoras personales.
PDAs	*Personal Digital Assitants* (Asistentes Personales Digitales)
Radio Shack	Radio Shack Corporation.
RNV	Registro Nacional de Valores.
Staples	Staples, Inc.
Supertiendas	Formato de tiendas utilizado por CompUSA para ofrecer productos y servicios a sus clientes.
TAP	Programa de garantía tecnológica implementado por CompUSA.
Telmex	Teléfonos de México, S.A. de C.V.
Tenedora	Tenedora U.S., S.A. de C.V.
TTC	The Telvista Company.
"U.S. Commercial" o la "Compañía"	U.S. Commercial Corp., S.A. de C.V.
USD	Dólares, moneda de curso legal en los Estados Unidos.

b) Resumen Ejecutivo

La Compañía se constituyó el 29 de noviembre de 2001 como una sociedad anónima de capital variable bajo la denominación U.S. Commercial Corp., S.A. de C.V., como resultado de la escisión de GCarso acordada en la Asamblea General Extraordinaria de Accionistas, celebrada el 21 de noviembre de 2001, con objeto de mantener la propiedad indirecta de las acciones de CompUSA.

El principal activo de la Compañía lo constituye su participación accionaria indirecta del 100% en el capital social de CompUSA. La actividad primordial de CompUSA se desarrolla en el sector comercial en los Estados Unidos y Puerto Rico como comercializador de productos y servicios tecnológicos. La Compañía es una tenedora pura de acciones, por lo tanto, todas las operaciones son realizadas a través de su principal subsidiaria, CompUSA. CompUSA es una de las cadenas de tiendas comerciales de computadoras, productos y servicios tecnológicos más importantes de los Estados Unidos, con presencia a escala nacional en dicho país.

En la fecha de su constitución, la Compañía inició con un capital social mínimo fijo sin derecho a retiro de $340'073,000.00 Pesos (trescientos cuarenta millones setenta y tres mil pesos 00/100 M.N.), representado por 915'000,000 de acciones de la Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Las asambleas generales extraordinarias de accionistas de la Compañía y de Tenedora, ambas celebradas el 30 de julio de 2002, acordaron llevar a cabo la fusión de ambas empresas. Así pues, Tenedora, como fusionada, se fusionó en la Compañía, como fusionante.

Como consecuencia de la fusión, el capital social mínimo fijo sin derecho a retiro autorizado al 31 de diciembre de 2002 es de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Posteriormente, derivado del aumento de capital resuelto por la Asamblea General Extraordinaria de Accionistas celebrada el 1° de diciembre de 2003, que incrementó en 447,531,457 nuevas acciones el capital de la sociedad, de las cuales 62,033,837 acciones están pendientes de suscripción y pago; quedando el capital social autorizado representado por 1,474,115,267 acciones de la serie B-1.

Asimismo, de aquéllas nuevas acciones que no fueron suscritas por los accionistas en el ejercicio de su derecho de preferencia, fueron suscritas 380 millones de acciones por Sercotel, S.A. de C.V., sociedad subsidiaria de América Móvil con el fin de capitalizar parte del pasivo derivado de la adquisición de la totalidad de la participación de América Móvil en CompUSA.

El número de acciones en circulación de la Compañía al 31 de diciembre de 2004 asciende a la cantidad de 1,249'267,003, Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal

El precio de la acción en el mercado de valores al cierre de 2004 fue de $4.66 Pesos por acción, reportando durante el año un máximo de $6.20 Pesos por acción y un mínimo de $3.80 Pesos por acción.

La información financiera seleccionada que se presenta a continuación deriva de los estados financieros de la Compañía, que han sido auditados por Mancera, S.C., Integrante de Ernst & Young Global, en su carácter de auditores externos, así como de los estados financieros de CompUSA que han sido auditados por Ernst & Young LLP, en su carácter de auditores externos. La información financiera seleccionada deberá leerse conjuntamente con los estados financieros.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
A Pesos Constantes de Cierre de
Diciembre de 2004
Miles de Pesos

Concepto	**2004**	**2003**	**2002**
Ventas Netas	50,297,234	44,179,906	45,716,141
Utilidad Bruta	10,939,972	9,115,653	9,638,929
Utilidad (Pérdida) Operativa	(28,924)	(78,182)	428,060
EBITDA	561,864	471,278	1,057,995
Utilidad (Pérdida) Neta Mayoritaria	(51,498)	499,098	(2,334,324)
Utilidad (Pérdida) por Acción	(0.04)	0.54	(2.56)
Inversiones en Activo Fijo	(417,493)	(395,164)	(464,332)
Depreciación y Amortización del Ejercicio	590,788	549,460	629,935
Total de Activos	18,319,235	18,983,801	17,894,783
Total Pasivos con Costo	4,846,140	4,036,609	3,733,245
Rotación de Cuentas por Cobrar (Días)	1	2	2
Rotación de Cuentas por Pagar (Días)	29	42	36
Rotación de Inventarios (Veces)	5.06	4.29	5.62
Capital Contable Consolidado	6,823,287	7,278,657	7,466,627
Dividendos en Efectivo Decretados por Acción	0.00	0.00	0.00

Nota: A las cuentas por cobrar a clientes y por pagar a proveedores se les descuenta un 15% de impuesto, se dividen entre el importe de las ventas y el costo de ventas respectivamente, se multiplican por 360 días para obtener su rotación. La rotación de inventario se calcula dividiendo el importe del costo de ventas entre el inventario.

A continuación se presenta un cuadro en el que se muestra el comportamiento de la acción de la Compañia de enero a diciembre de 2004.



Comportamiento de la Acción
(Dic03 = 100)
160
150
140
130
120
110
100
90
80
70
Dic-03
Ene-04
Feb-04
Mar-04
Abr-04
May-04
Jun-04
Jul-04
Ago-04
Sep-04
Oct-04
Nov-04
Dic-04
IPyC
USCOM B1

c) Factores de Riesgo

Los siguientes son los factores de riesgo que la Compañía considera pudieran afectar significativamente su desempeño y rentabilidad, así como aquellos capaces de influir en el precio de sus valores. Por lo anterior, los factores de riesgo aquí descritos deben ser considerados por el público inversionista. Los riesgos e incertidumbres que se describen en este apartado no son los únicos a los que se enfrenta la Compañía, sin embargo, pretende describir los de mayor importancia, ya que existen otros que también podrían afectar sus operaciones y actividades.

i) Factores de riesgo derivados de cambios macroeconómicos

Condiciones económicas en Estados Unidos

Prácticamente todas las operaciones y los activos de la Compañía se encuentran en los Estados Unidos. Por lo tanto, las actividades de la Compañía podrían verse afectadas en forma adversa por el estado general de la economía, la inflación, la situación del dólar con respecto al peso y otras monedas, las tasas de interés y los acontecimientos sociales y políticos en los Estados Unidos.

Las cotizaciones de mercado de los valores de las compañías mexicanas pueden variar en diferentes grados como consecuencia de las condiciones económicas y de mercado en otros países emergentes. Aún cuando las condiciones en tales países pueden diferir significativamente de las condiciones económicas en México, las reacciones de los inversionistas frente a acontecimientos en cualquiera de dichos países pueden tener efectos adversos en la cotización de los valores de los emisores mexicanos.

No se puede asegurar que la cotización de los valores de la Compañía no será adversamente afectada por eventos en cualquier lugar fuera de México, especialmente en los Estados Unidos o en países emergentes.

Aspectos políticos, económicos, legislativos y regulatorios en Estados Unidos

En virtud de que prácticamente todas las operaciones de la Compañía consisten en la tenencia de acciones de CompUSA, el desarrollo de los aspectos políticos, económicos, legislativos y regulatorios en los Estados Unidos inciden de manera directa en sus ingresos y utilidades. Por lo tanto, cualquier efecto adverso en la economía de los Estados Unidos puede tener un efecto directo en las operaciones de CompUSA, ya que el consumo de productos y servicios tecnológicos en ese país afecta directamente los resultados de operación de CompUSA e indirectamente los de la Compañía.

No obstante que la responsabilidad primaria del cumplimiento de la legislación aplicable y la responsabilidad por el producto corresponde a los proveedores de mercancía de CompUSA, cualquier cambio legislativo y/o regulatorio significativo que ocurra en los Estados Unidos podría afectar de manera adversa a CompUSA en el volumen, periodicidad o variedad de la venta de sus productos.

ii) Factores de riesgo que afectan a la Compañía

Segmento de Negocio

El activo principal de la Compañía lo conforma la tenencia de acciones de CompUSA. CompUSA se enfoca principalmente a la venta al menudeo de *hardware* para PCs -ya sea para uso particular o de negocios-, artículos electrónicos y *software*, así como a la venta de accesorios y a la prestación de

servicios relacionados con todos ellos, a través de Supertiendas. Así pues, el nicho comercial de CompUSA se encuentra circunscrito a las actividades antes mencionadas.

Las inversiones de la Compañía no se encuentran diversificadas y su éxito comercial depende fundamentalmente del resultado que obtenga CompUSA en el nicho comercial al que se encuentran enfocadas sus operaciones.

Estructura de empresa controladora

La Compañía es una empresa tenedora de acciones que no tiene operaciones propias. En consecuencia, la capacidad para pagar dividendos al nivel de la controladora, depende de que sus subsidiarias decreten el pago de dividendos.

A la fecha la Compañía no tiene planeado pagar dividendos en efectivo o en especie en el futuro próximo. El grupo de accionistas de control tiene la facultad de determinar el decreto de dividendos por parte de la Compañía. Los términos de ciertos contratos de deuda de CompUSA imponen ciertas restricciones u obligaciones de hacer o no hacer comunes en este tipo de créditos, entre las que se incluyen el pago de dividendos. Ver *"Información Financiera – Informe de Créditos Relevantes"*.

La Compañía está involucrada en varios litigios importantes

CompUSA, principal subsidiaria de la Compañía, está involucrada en litigios importantes en los Estados Unidos, que de llegar a resolverse en forma contraria a sus intereses, podrían tener un efecto adverso sobre sus resultados, su situación financiera y sus prospectos. Es difícil predecir tanto la forma en que se resolverán estos procedimientos como las multas o sanciones que podrían imponerse a CompUSA en caso de que dichos procedimientos se resolvieran en forma contraria a sus intereses. Dichas sanciones, que podrían imponerse a través de una regulación especial, podrían incluir restricciones significativas a la capacidad de la Compañía para realizar sus operaciones en la forma en que actualmente lo hace.

iii) <u>Riesgos relacionados con las subsidiarias (CompUSA)</u>

Situación económica

La situación de la economía de los Estados Unidos puede tener un impacto importante en el desempeño de CompUSA. La incertidumbre que acompaña a una economía débil o inestable puede afectar tanto la venta al menudeo como la venta directa de CompUSA. Debido a que la mayoría de las ventas de CompUSA no son de primera necesidad, los clientes de menudeo pueden optar por postergar este tipo de compras hasta que su percepción sobre la situación económica mejore. Por otro lado, las ventas realizadas a grupos corporativos se ven afectadas de manera adversa durante las crisis económicas, por contar con presupuestos más restringidos.

Con base en la evidencia histórica, CompUSA considera que su negocio es estacional. Las ventas, así como las utilidades generadas son más bajas durante el segundo y el tercer trimestre del año calendario que durante el primero y el cuarto trimestre. Por esta razón, las ventas de CompUSA son más sensibles a la situación económica durante el primero y el cuarto trimestre.

Competencia

La industria en la que participa CompUSA es sumamente competida. Los canales de distribución alternativos como la venta por Internet y la venta directa de fábrica, han ido creciendo y tomando participación de mercado de las tiendas tradicionales. Asimismo, las cadenas comerciales han ido

incrementando su oferta de productos electrónicos de consumo, especialmente aquellos que son más fáciles de vender, instalar y operar. Adicionalmente, se ha vuelto más común que el consumidor utilice Internet para bajar paquetes de *software* para computadora y entretenimiento.

Actualmente, CompUSA compite en los Estados Unidos con cadenas comerciales distribuidores de electrónica como Best Buy, Circuit City y Radio Shack; comercializadores de artículos para casa y oficina como Office Depot, Office Max y Staples; tiendas departamentales como Sears, Wal-Mart y Target y un creciente número de alternativas de venta directa. CompUSA también compite con distribuidores independientes, cadenas regionales de descuento, tiendas de mayoreo y distribuidores por Internet o por correo. Ver la sección *"Información de Mercado"*.

Relación con proveedores

CompUSA considera diversos factores en la selección de sus proveedores, incluyendo la demanda de los productos por parte de los clientes, disponibilidad y calidad de los mismos, precio y condiciones de financiamiento. CompUSA considera que los altos volúmenes de mercancía que compra, le permiten adquirir productos a precios competitivos en el mercado. En general, CompUSA realiza más del 90% de sus compras sobre una base de aproximadamente 200 proveedores en forma continua. No obstante lo anterior, son alrededor de una docena de proveedores los que CompUSA considera de mayor relevancia. Ver "*Descripción del Negocio - Principales Proveedores y dependencia de ellos*".

La pérdida o cancelación de distribución de algún proveedor importante puede tener un efecto adverso en las ventas de CompUSA. La alta demanda de ciertos artículos pudiera ocasionar que los proveedores limiten o descontinúen temporalmente el suministro de dichos productos. Esta situación es evidente cuando se introducen nuevos productos, ya que, en ocasiones, los fabricantes no pueden distribuir lo suficiente para cubrir la demanda. CompUSA no ha experimentado dificultades significativas para mantener fuentes de proveeduría y considera que dichas fuentes continuarán existiendo para el tipo de mercancía y servicios que se ofrecen al público en las Supertiendas.

Obsolescencia del inventario

Como comercializador de PCs y productos de tecnología, CompUSA enfrenta el riesgo de obsolescencia de productos por avances tecnológicos. Resulta evidente que el mayor riesgo de dicha naturaleza lo asume el fabricante. Por su parte, CompUSA ha limitado el riesgo de obsolescencia de inventarios a través de cláusulas contractuales con la mayoría de sus proveedores, incluyendo protección de precios, balance de mercancía y privilegios de devolución, sujetos a restricciones y limitaciones en ciertas circunstancias.

CompUSA también ha acordado con ciertos proveedores que limitan los privilegios de devolución, otros beneficios como descuentos adicionales en la compra de mercancía. Adicionalmente, CompUSA reduce el riesgo de obsolescencia tecnológica a través de un adecuado manejo de inventarios que le permita maximizar la rotación de los mismos. La discontinuidad de las cláusulas contractuales ya negociadas con los proveedores podría exponer a CompUSA a riesgos de obsolescencia de producto, lo cual podría tener un efecto adverso en sus operaciones. No existe certeza de que los proveedores no intentarán modificar dichas cláusulas en perjuicio de CompUSA.

Calidad de cuentas por cobrar

CompUSA otorga crédito a ciertos clientes corporativos, gubernamentales y entidades educativas a plazos de 30 días. Al cierre de 2004, aproximadamente el 70% de las cuentas por cobrar pertenecían a clientes que reciben crédito por un plazo de 30 días. Dichas cuentas por cobrar corresponden a diversos

clientes corporativos, gubernamentales y entidades educativas distribuidos en el territorio de los Estados Unidos y, consecuentemente, no implican concentración de riesgo. A esa fecha aproximadamente el 2.0% de las cuentas por cobrar tenía antigüedad superior a 30 días. CompUSA ha generado provisiones para cuentas incobrables, sin embargo, el deterioro de la cartera podría afectar adversamente tanto las utilidades como el flujo de efectivo de CompUSA.

Fluctuaciones en las tasas de interés

El gasto financiero de la deuda contratada por CompUSA es variable. Las tasas de interés de los créditos ó líneas de crédito se determinan utilizando tasas de referencia, PRIME o LIBOR, más un diferencial acordado con el acreedor. Los incrementos en las tasas de intereses tendrían como resultado incrementos en el gasto financiero, con la consecuente disminución de utilidades de CompUSA e indirectamente de la Compañía.

Inflación

A pesar de que la inflación no ha tenido, y se espera que no tenga, un impacto importante en los resultados de operación de CompUSA, no hay ninguna garantía de que el negocio de CompUSA no se verá afectado por la inflación en el futuro.

Control de principales accionistas, derechos que confieren las acciones

Al 31 de diciembre de 2004, la mayoría de las acciones con derecho a voto emitidas por la Compañía eran directa o indirectamente propiedad de un grupo de accionistas encabezados por Carlos Slim Helú y miembros de su familia inmediata, quienes tienen facultades para designar a la mayoría de los miembros del Consejo de Administración y para determinar el resultado de otras acciones que requieran el voto de los accionistas.

Marcas registradas o contratos.

La Compañía no es titular de patentes, licencias o marcas en forma directa. Sin embargo, CompUSA tiene registradas diversas marcas. CompUSA lleva a cabo su actividad comercial en los Estados Unidos utilizando, entre otras, los siguientes nombres o marcas: *"CompUSA", "CompUSA the Computer Superstore", "CompUSA where America buys technology", "CompUSA.com" y "Good Guys".* En los Estados Unidos, CompUSA cuenta con registros federales de las marcas mencionadas y se encuentra en proceso de registro de algunas otras de productos y servicios. Adicionalmente, CompUSA cuenta con el registro de varias de sus marcas en varios países fuera de los Estados Unidos, incluyendo México.

La pérdida de la titularidad de las principales marcas que utiliza CompUSA para la venta, distribución y comercialización de sus productos o la incapacidad para mantenerlos, podría tener un efecto adverso sobre las actividades de CompUSA y, en consecuencia, para la Compañía. No obstante lo anterior, a la fecha no existe indicio alguno que haga probable la pérdida de la titularidad de marca alguna.

Actualmente, CompUSA es parte demandada en un proceso relacionado con patentes sobre tecnología para la lectura de códigos de barras. Si CompUSA no llega a un acuerdo con la demandante o si no tiene éxito en su defensa, la situación financiera y los resultados de CompUSA podrían verse adversamente afectados. Ver *"Descripción del Negocio – Procesos Judiciales, Administrativos o Arbitrales".*

Como comercializador de tecnología, CompUSA vende gran variedad de productos y servicios con marcas que se encuentran registradas a nombre de terceros. El registro y la protección de dichas marcas es responsabilidad exclusiva de los productores.

Estacionalidad

Con base en la evidencia histórica, CompUSA considera que su negocio es estacional. Las ventas, así como las utilidades generadas son más bajas durante el segundo y el tercer trimestre del año calendario que durante el primero y el cuarto trimestre. En específico, la experiencia comercial de CompUSA indica que existe un incremento en las ventas a partir de finales de noviembre de cada año, que dura hasta fines de enero del año siguiente. Por esta razón, las ventas de CompUSA son más sensibles a la situación económica durante el primero y el cuarto trimestre.

iv) Factores de riesgo relacionados con los valores

Posible ausencia de mercado para las acciones de la Compañía

En el futuro, podría dejar de existir un mercado para las acciones de la Compañía y, por lo tanto, podría verse limitada la liquidez de dichas acciones.

El precio de las acciones de la Compañía podría ser volátil

En el futuro, el precio de cotización de las acciones de la Compañía podría ser volátil y fluctuar significativamente en respuesta a diversos factores, incluyendo:

- los resultados de operación trimestrales y anuales tanto históricos como proyectados de CompUSA;
- las variaciones entre los resultados reales y las expectativas de los analistas e inversionistas;
- el anuncio por parte de CompUSA o de terceros, de hechos que afecten sus operaciones;
- las percepciones de los inversionistas en cuanto a CompUSA y otras empresas similares;
- la incorporación o salida de empleados clave;
- las condiciones y tendencias del mercado de computadoras, accesorios y electrónicos de consumo; y
- los cambios en las condiciones generales económicas, políticas y de mercado en México, Estados Unidos y otros países.

La mayoría de estos factores están fuera del control de la Compañía. Estas fluctuaciones podrían dar como resultado una disminución significativa en el precio de cotización de las acciones de la Compañía.

Además, el mercado de valores ha experimentado periódicamente fluctuaciones excesivas en términos de precio y volumen que han afectado a las acciones emitidas por empresas relacionadas con la

tecnología y diversos productos y servicios de telecomunicación. Con frecuencia, estas fluctuaciones no han guardado relación o proporción con el desempeño operativo de las empresas del ramo.

Operaciones en el Exterior

Prácticamente la totalidad de las operaciones de CompUSA son realizadas fuera de México. Por lo tanto, las acciones de la Compañía son valores mexicanos cotizados en México, pero referidos a operaciones que se desarrollan fundamentalmente en los Estados Unidos. La Compañía no puede predecir el efecto en la negociación de sus valores, de su situación particular, ni en la percepción de los inversionistas sobre sus acciones.

d) Otros Valores

Mediante oficio número DGA-666-1366, de fecha 2 de julio de 2002, la CNBV autorizó la inscripción en la Sección de Valores del RNV de 915'000,000 de acciones Serie "B-1", ordinarias, nominativas y sin expresión de valor nominal, representativas del capital social de la Compañía, otorgando a dichas acciones la aprobación para cotizar en la BMV.

Posteriormente, con motivo de la fusión de Tenedora (sociedad fusionada) en la Compañía (sociedad fusionante), mediante oficio número DGA-1593-142593, de fecha 23 de agosto de 2002, la CNBV resolvió actualizar la inscripción en la Sección de Valores del RNV, así como la aprobación para cotizar en la BMV, comprendiendo la actualización un total de 1,026'583,810 acciones Serie "B-1", ordinarias y sin expresión de valor nominal, representativas del capital social de la Compañía.

Al 31 de diciembre de 2004, el número de acciones en circulación fue de 1,249'267,003.

Actualmente, la Compañía no tiene inscritos en el RNV valores distintos de las acciones a que se refieren los párrafos que anteceden.

En cumplimiento de las disposiciones aplicables, la Compañía ha entregado a la BMV la información trimestral correspondiente en forma completa y oportuna. Asimismo, la Compañía ha entregado, en forma completa y oportuna, aquellos reportes que exige la legislación mexicana en materia de divulgación de eventos relevantes y de información periódica desde la fecha de su constitución.

e) Cambios significativos a los Derechos de Valores Inscritos en el RNV

Durante 2004 no existieron modificaciones significativas a los derechos derivados de las acciones de la Compañía que se encuentran inscritas en el RNV y cotizan en la BMV.

f) Destino de los Fondos

Toda vez que la Compañía se constituyó como consecuencia de la escisión de GCarso, no medió oferta pública para la inscripción de las acciones representativas de su capital social en el RNV y, consecuentemente, la Compañía no recibió recursos del público inversionista.

g) Documentos de Carácter Público

El presente reporte fue entregado a la BMV y a la CNBV y puede ser consultado en la página electrónica en Internet de la BMV (www.bmv.com.mx)

Los inversionistas que así lo deseen, podrán solicitar una copia del presente reporte a través del área de relaciones con inversionistas de la Compañía, a la atención de:

Ing. Jorge Serrano Esponda
Teléfono 5625-4900 ext. 1460
Correo electrónico: jserranoe@inbursa.com

(Espacio dejado en blanco intencionalmente)

2) LA COMPAÑÍA

a) Historia y Desarrollo del Emisor

Denominación

La Compañía es una sociedad anónima de capital variable, debidamente constituida bajo las leyes de México, denominada U.S. Commercial Corp., S.A. de C.V. Su nombre comercial es U.S. Commercial y su clave de pizarra en la BMV es USCOM.

Constitución

La Compañía fue constituida el 29 de noviembre de 2001, según consta en la escritura pública número 89,902 otorgada ante la fe del Notario Público No. 103 del Distrito Federal, Licenciado Armando Gálvez Pérez Aragón, misma que se encuentra inscrita en el Registro Público de Comercio de dicha ciudad bajo el folio mercantil número 278,159.

La duración de la Compañía es indefinida.

Dirección y Teléfonos

Las oficinas principales de la Compañía se encuentran ubicadas en Miguel de Cervantes Saavedra No. 255, Col. Granada, C.P. 11250, Distrito Federal. El teléfono de la Compañía en dicha ubicación es (52-55) 5328-5800.

Evolución de la Emisora

Historia Corporativa

La Compañía y Tenedora surgieron como resultado de las escisiones de GCarso y GSanborns, respectivamente, que fueron acordadas en las Asambleas Generales Extraordinarias de Accionistas, celebradas el 21 de noviembre de 2001. Dichas escisiones tuvieron como propósito mantener la propiedad indirecta de las acciones de CompUSA, cuya actividad primordial se desarrolla en el sector comercial en los Estados Unidos como comercializador de electrónicos y proveedor servicios tecnológicos.

La Compañía se constituyó el 29 de noviembre de 2001 como una sociedad anónima de capital variable bajo la denominación U.S. Commercial Corp., S.A. de C.V.

En la fecha de su constitución, la Compañía inició con un capital social mínimo fijo sin derecho a retiro de $340’073,000 Pesos, representado por 915’000,000 de acciones de la Serie “B-1”, ordinarias, sin expresión de valor nominal.

El 30 de julio de 2002, las asambleas generales extraordinarias de accionistas de la Compañía y de Tenedora acordaron fusionar esta última en la Compañía.

El objetivo fundamental de las escisiones y de la fusión fue, entre otros, mejorar la eficiencia financiera y operativa, tanto de GCarso y GSanborns, así como habilitar a CompUSA para manejar e invertir en el sector de las ventas al menudeo dentro de los Estados Unidos con una posición de flujo de efectivo saludable para desarrollar y soportar sus operaciones.

Como consecuencia de la fusión con Tenedora, el capital social mínimo fijo sin derecho a retiro de la Compañía fue de $392’319,932.67 Pesos, representado por 1,026’583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Posteriormente, derivado del aumento de capital resuelto por la Asamblea General Extraordinaria de Accionistas celebrada el 1° de diciembre de 2003, que incrementó en 447,531,457 nuevas acciones el capital de la sociedad, de las cuales 62,033,837 acciones están pendientes de suscripción y pago; quedando el capital social autorizado de la sociedad en 1,474,115,267 acciones de la serie B-1.

De aquéllas nuevas acciones que no fueron suscritas por los accionistas en el ejercicio de su derecho de preferencia, Sercotel, S.A. de C.V., sociedad subsidiaria de América Móvil, suscribió 380,000,000 de acciones serie B-1, representativas del capital social de la Compañía, con el fin de capitalizar parte del pasivo derivado de la adquisición de la totalidad de la participación de América Móvil en CompUSA. Derivado de lo anterior, la Compañía es tenedora indirecta del 100% de las acciones de CompUSA

El número de acciones en circulación de la Compañía al 31 de diciembre de 2004 asciende a la cantidad de 1,249'267,003, Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Estrategia General de Negocio

La experiencia de CompUSA en el ramo ha mostrado que, en la actualidad, la fase de penetración de PCs al mercado se encuentra prácticamente agotada; hoy nos encontramos ante un mercado de reemplazo de computadoras adquiridas con anterioridad por modelos nuevos que faciliten una mayor productividad o que ofrezcan mayores capacidades de entretenimiento, según el uso que el usuario pretenda dar a su PC.

Tomando en consideración la situación del mercado y con la finalidad de mejorar su desempeño, de reducir sus gastos y de crear un valor agregado para su negocio, CompUSA diseño y comenzó a implementar una nueva estrategia de negocios basada en seis puntos fundamentales: (i) cambio de “mezcla de producto”, (ii) prestación de servicios técnicos, (iii) remodelación de las Supertiendas, (iv) alianzas estratégicas con proveedores, (v) recuperación de presencia con la pequeña y mediana empresa, y (vi) intensificación de las campañas publicitarias.

Al final del día, a través de los seis puntos antes mencionados, CompUSA transformó su enfoque como simple minorista (*retailer*) de computadoras, para convertirse en una empresa que ofrece soluciones de tecnología integrales a sus clientes.

Con el fin de reforzar su estrategia de negocios, en diciembre de 2003, CompUSA, adquirió la cadena comercial Good Guys. Good Guys, con base en California, Estados Unidos de América, comercializa electrónicos de consumo, a través de 71 tiendas distribuidas en los estados de California, Nevada, Oregon y Washington. La operación complementa la estrategia de convergencia tecnológica planteada por la compañía a largo plazo y se amplía la oferta de mercancías, incorporando lo más novedoso en tecnología de entretenimiento. La adquisición de Good Guys es una pieza importante en el plan de crecimiento futuro de CompUSA, con la que se buscará ofrecer las soluciones tecnológicas que demandan los estilos de vida de sus clientes. Good Guys atiende un nicho de mercado que es altamente complementario al que CompUSA atiende actualmente.

Cambio de "mezcla de producto". Los cambios en la mezcla de producto implementados por CompUSA fueron diseñados con el propósito de incluir equipo y accesorios cuya penetración en el mercado no se encuentra saturada y que representan un margen de utilidad superior al que tienen las

computadoras (i.e. PDAs, teléfonos celulares, DVDs, videojuegos, equipos de automatización para el hogar, etc.) Aunado a lo anterior, la venta de accesorios reduce el riesgo de obsolescencia para CompUSA, ya que este tipo de productos tiene un período de vida considerablemente superior al del equipo computacional.

Al día de hoy, CompUSA sigue siendo para los proveedores uno de los más importantes y atractivos canales de distribución de nuevos productos para el mercado de los Estados Unidos, debido a que es considerada una "pronta adoptante" (*early adopter*) de tecnología.

Servicios técnicos. Los servicios ofrecidos por CompUSA incluyen, entre otros: reparaciones, garantías, escala de equipos (*upgrades*), actualizaciones, instalación de redes, pruebas de diagnóstico, mantenimiento, reparación, entrega e instalación de equipo, armado de PCs "a la medida", así como entrenamiento y capacitación tecnológica, tanto presencial como remota. CompUSA es proveedor autorizado de servicios técnicos para los principales fabricantes de la industria.

Remodelación de Supertiendas. Durante los últimos tres ejercicios CompUSA ha remodelado todas sus Supertiendas, cuyo total ascendía a 230 el 31 de diciembre de 2004.

Alianzas estratégicas. En el nicho comercial de CompUSA, los proveedores tienen especial relevancia, dado que un número reducido de ellos representa la mayor parte de las compras de los minoristas como CompUSA. En atención a lo anterior, CompUSA ha procurado la formación de alianzas estratégicas con algunos de sus principales proveedores, con el propósito de incrementar la productividad de su negocio (i.e. América Online, Apple, Palm, Toshiba, Samsung, etc.)

Presencia con pequeña y mediana empresa. CompUSA implementó un programa que tiene como propósito hacer de cada una de sus Supertiendas una "tienda de la comunidad" (*community store*), en la que el gerente, asistido por algunos empleados, tenga conocimiento de los negocios pequeños y medianos que rodean a la Supertienda y que tienen o pueden tener necesidades que puede satisfacer CompUSA. Con base en dicho conocimiento del mercado, se plantea una estrategia de acercamiento y presencia constante con los negocios vecinos pequeños y medianos.

Intensificación de publicidad. Con el propósito de lograr una mayor presencia en el mercado, CompUSA incrementó su publicidad tanto en medios impresos como en radio y televisión.

Durante 2002 CompUSA llevó a cabo la venta de ciertos terrenos y edificios en donde se encontraban ubicadas cuatro de sus Supertiendas para después arrendar la superficie al nuevo propietario (*sale and lease back*). Así pues, a esta fecha CompUSA no es propietaria de ninguno de los inmuebles donde se encuentran ubicadas sus Supertiendas.

Durante 2004, CompUSA continuó implementando la estrategia conformada por los seis puntos antes mencionados y considera que hacia delante no existirán cambios sustanciales en la administración o en la estrategia general del negocio.

Procedimientos Relevantes

Hasta donde se tiene conocimiento, a esta fecha la Compañía no forma parte de manera directa de proceso judicial, procedimiento administrativo o arbitral alguno que sea relevante.

Sin embargo, hasta donde se tiene conocimiento, CompUSA actualmente es parte en tres procesos judiciales relevantes que se ventilan en los Estados Unidos mismos que, de resolverse desfavorablemente de manera definitiva e irrevocable, podrían impactar negativamente sus operaciones y, consecuentemente, el negocio de la Compañía.

El primero de ellos es un juicio que sigue la empresa COC Services en contra de CompUSA y otros codemandados, en el que la parte actora alega incumplimiento contractual, interferencia tortuosa y conspiración en su contra por parte de los demandados. A la fecha, CompUSA ha sido liberada de responsabilidad en dicho juicio. No obstante, COC ha solicitado una reconsideración de la decisión ante el tribunal de apelación, misma que fue rechazada, y también puede buscar recurso en la corte suprema del estado de Texas. Ver *"Descripción del Negocio – Procesos judiciales, administrativos o arbitrales"*.

El segundo es un procedimiento iniciado por Lemelson Foundation el 4 de abril de 2000, en contra de CompUSA, por supuestas violaciones de las patentes sobre la tecnología que permite la lectura de códigos de barras. CompUSA presentó su contestación y entabló una contrademanda el 2 de octubre de 2000. Esta demanda ha sido suspendida en espera de la resolución de una demanda con la que guarda relación. Si CompUSA no llega a un acuerdo con la demandante o si no tiene éxito en su defensa, la situación financiera y los resultados de CompUSA podrían verse adversamente afectados. Ver *"Descripción del Negocio – Procesos judiciales, administrativos o arbitrales"*.

El tercero, es acerca de un contrato que CompUSA tenía celebrado con un proveedor de telecomunicaciones, mediante el cual, CompUSA se comprometía a incurrir en gastos por un monto mínimo anual predeterminado. CompUSA avisó al proveedor de telecomunicaciones antes de iniciar el último año de vigencia del contrato, que a partir del 31 de octubre de 2003, iba a descontinuar el uso de los servicios bajo el contrato y que se liberaba de sus obligaciones, en virtud de que el proveedor había incurrido en incumplimiento esencial del contrato. En opinión de CompUSA, dicho incumplimiento esencial por parte del proveedor podría dar derecho a CompUSA una recuperación hasta por US$10 millones por daños y perjuicios. El proveedor ha presentado una reclamación afirmando que CompUSA le debe US$8.4 millones aproximadamente bajo los términos del contrato. CompUSA no puede estimar el resultado final de la disputa. En caso de no resolverse amistosamente, CompUSA piensa entablar una acción judicial contra el proveedor y defenderse contra cualquier reclamación por parte del proveedor. Ver *"Descripción del Negocio – Procesos judiciales, administrativos o arbitrales"*.

Ver Nota 16 de los Estados Finacieros Dictaminados Adjuntos.

Efectos de Leyes y otras Disposiciones

En 2004 no existieron cambios en leyes o disposiciones de carácter general de cualesquier naturaleza que afectaran significativamente el desarrollo del negocio de la Compañía ni de CompUSA.

Principales Inversiones

Al cierre de 2004 y a esta fecha, la principal inversión de la Compañía sigue siendo la tenencia indirecta del 100% de las acciones de CompUSA a través de sus subsidiarias Commercial LLC y Compu LLC.

Ofertas de Toma de Control

En Septiembre de 2003, U.S. Commercial comunicó el acuerdo de entendimiento de su subsidiaria CompUSA, para la adquisición de la cadena comercial Good Guys Inc. (Nasdaq: GGUY). Good Guys, con base en California, Estados Unidos, comercializa electrónicos de consumo, a través de 71 tiendas distribuidas en los estados de California, Nevada, Oregon y Washington. El acuerdo contempló la adquisición de la totalidad de las acciones en circulación de la compañía a un precio de $2.05 dólares en efectivo por acción. Los recursos necesarios para la adquisición, además de capital adicional, fueron aportados por U.S. Commercial a CompUSA.

b) Descripción del Negocio

i) Actividad Principal

La Compañía es una tenedora pura de acciones, por lo tanto, todas las operaciones son realizadas a través de su principal subsidiaria, CompUSA.

CompUSA es una de las cadenas de tiendas comerciales de computadoras, productos y servicios tecnológicos más importantes de los Estados Unidos, con presencia a escala nacional en dicho país. El principal componente del negocio es la venta al menudeo a través de su cadena de Supertiendas. Sin embargo, a través de este formato de tienda, CompUSA promueve su división de venta directa ofreciendo productos y servicios a corporativos, entidades gubernamentales y educativas, así como servicios técnicos y de capacitación.

Al cierre de 2004, CompUSA contaba con 230 Supertiendas con una superficie de venta promedio de 26,000 pies cuadrados cada una (aproximadamente 7,925 metros cuadrados), en 89 mercados metropolitanos en los Estados Unidos.

CompUSA es una de las cadenas comerciales especializadas en soluciones tecnológicas, ofreciendo una amplia gama de productos y servicios. Adicionalmente, realiza ventas directas dirigidas principalmente a empresas pequeñas y medianas. También realiza ventas por Internet a través de *compusa.com.* Asimismo, proporciona entrenamiento y servicios técnicos a todos sus clientes, sean de menudeo, empresas, gobierno o instituciones educativas.

Mercancías. CompUSA ofrece miles de productos, accesorios y servicios relacionados con tecnología y PCs como componente principal de su estrategia de ventas. CompUSA ofrece a través de sus Supertiendas y su página de Internet más de 80,000 productos. A pesar de que los precios para los productos y servicios regularmente se controlan de forma centralizada, los gerentes regionales regularmente comparan precios con la competencia y tienen la facultad de ajustarlos dentro de parámetros previamente establecidos.

Hardware. Los productos de hardware incluyen PCs de escritorio y portátiles, así como productos periféricos tales como impresoras, módems, monitores, dispositivos de almacenamiento de datos y

productos de imagen. Los proveedores de *hardware* incluyen, entre otros, a Apple, Compaq, Epson, Hewlett-Packard, Sony y Toshiba.

Software. CompUSA vende más de 2,000 paquetes de software que abarcan gran variedad de sectores: negocios, uso personal, entretenimiento, educación, funcionalidad, lenguaje y referencia. Estas categorías también incluyen consolas de videojuegos, software y accesorios para juegos. Los proveedores de software incluyen empresas como Corel, Electronic Arts, Intuit, Lotus, Microsoft, Nintendo, Sony y Symantec.

Accesorios. Los accesorios vendidos por CompUSA incluyen una amplia gama de artículos relacionados con computadoras y artículos desechables (i.e. cartuchos de tinta), PDAs, accesorios para redes y telecomunicaciones, y otros como cables. Entre los proveedores de accesorios se encuentran APC, Avery, Belkin, Fellowes, Linksys, Logitech, Microsoft, Netgear, PNY y Palm.

Servicios técnicos. Los servicios ofrecidos por CompUSA incluyen, entre otros: reparaciones, garantías, actualización de equipos (*upgrades*), actualizaciones, instalación de redes, pruebas de diagnóstico, mantenimiento, reparación, entrega e instalación de equipo, armado de PCs "a la medida", así como entrenamiento y capacitación tecnológica, tanto presencial como remota. CompUSA es proveedor autorizado de servicios técnicos para los principales fabricantes de la industria.

Principales proveedores y dependencia de ellos. Las características de los proveedores varían de acuerdo a las diferentes categorías de producto. En general, CompUSA realiza más del 90% de sus compras sobre una base de 200 proveedores aproximadamente, en forma continua. En cuanto a los proveedores de hardware, se mantienen contratos con Hewlett-Packard, Sony, Apple, Toshiba, Epson y Samsung como principales proveedores. De entre los proveedores anteriores, Hewlett Packard es el único que durante 2004 representó individualmente más del 10% de las compras realizadas por CompUSA. Por lo que se refiere a software, Microsoft, Symantec y Navarre son los principales proveedores. Por cuanto respecta a accesorios, CompUSA tiene una gran variedad de proveedores, incluyendo a Ingram Micro, Palm y Belkin como los principales. Ver *"Factores de Riesgo - Relación con proveedores"*.

Disponibilidad de inventarios. La disponibilidad de inventarios en las tiendas de CompUSA es alta, derivada de la cadena de abastecimiento propia. Los proveedores cuentan con sistemas sofisticados de producción y abastecimiento de productos. CompUSA y sus proveedores revisan periódicamente las necesidades de productos de forma que se pueden planear de manera anticipada, las órdenes de compra que se establecen a los diversos proveedores para la producción de los artículos. En su mayoría, los proveedores envían el inventario a los 6 centros de almacenaje (*crossdocks*) con los que cuenta CompUSA, los cuales, a su vez, embarcan diariamente el producto a las tiendas, de forma que menos del 3% del producto se encuentra en tránsito. Por lo anterior, en general, existe disponibilidad absoluta de productos en las tiendas. Ver *"Factores de Riesgo - Obsolescencia de Inventarios"*.

TAP. Son planes de garantía extendida que proporcionan una cobertura adicional a la del fabricante y proporcionan una cobertura de entre 12 y 60 meses. En la mayoría de los Estados que integran los Estados Unidos, CompUSA vende programas de garantía extendida por cuenta de terceros que son los responsables directos. Dichos terceros emiten planes para mercancía vendida por CompUSA y por otros comercializadores. Bajo estos programas, CompUSA no mantiene responsabilidad contractual con el cliente. En aquellos Estados donde no se permite este esquema de garantías a través de terceros, CompUSA vende planes de garantías extendidas en los que mantiene la responsabilidad frente al cliente de manera directa.

Programas de capacitación tecnológica. Ciertas Supertiendas cuentan con aulas de capacitación para aplicaciones de *software* que van desde herramientas de negocios comunes hasta certificaciones

avanzadas. Además de capacitación dirigida por instructores, CompUSA ofrece capacitación a través de la computadora, así como capacitación vía satélite y vía Internet.

Una Supertienda con servicio de capacitación tiene de una a tres aulas, cada una equipada con PCs para los alumnos. La mayoría de las salas tiene cupo para 12 a 14 estudiantes y cada tienda ofrece de cinco a seis clases de tiempo completo en cada aula por semana. En total, CompUSA tiene más de 180 sitios para capacitación. Los instructores de CompUSA reciben capacitación periódicamente tanto de los distribuidores de software como de CompUSA en nuevas tecnologías. Además, CompUSA proporciona capacitación en las instalaciones del cliente y otros lugares fuera de la tienda.

CompUSA está integrada verticalmente para ofrecer servicios de entrenamiento, haciendo eficiente la ubicación de sus aulas de entrenamiento por región y eliminando la duplicidad en mercados con más de una tienda. CompUSA utiliza servicios subcontratados del Call Center para manejar el proceso de inscripción a clases, algunos servicios de telemarketing y funciones relacionadas. Lo anterior, permite a CompUSA ser más eficiente al manejar los servicios de capacitación y minimizar los gastos indirectos mientras el negocio sigue creciendo.

A través de GSS, CompUSA ha proporcionado servicio a algunos de los corporativos más importantes y fabricantes de tecnología ofreciendo garantía de mantenimiento y reparación "in situ". La división de servicios a corporativos de GSS resuelve a sus clientes todas sus necesidades de soporte técnico en lugar de hacerlo a través de centros de reparación individual. GSS ofrece también personal de apoyo a sus clientes, contando con gente capacitada desde nivel básico hasta técnicos profesionales. Además del soporte técnico profesional, otros servicios proporcionados por GSS incluyen servicios profesionales de capacitación en tecnología, servicios de mantenimiento de computadoras, programas flexibles de compras y programas de descuentos para cliente-empleado.

Comportamiento cíclico o estacional. Con base en la evidencia histórica, CompUSA considera que su negocio es estacional. Las ventas, así como las utilidades generadas son más bajas durante el segundo y el tercer trimestre del año calendario que durante el primero y el cuarto trimestre. Por esta razón, las ventas de CompUSA son más sensibles a la situación económica durante el primero y el cuarto trimestre.

Principales categorías de productos. Las categorías de productos que ofrece CompUSA al público y que han representado individualmente más del 10% de sus ingresos totales durante los últimos ejercicios son: PCs de escritorio, PCs portátiles (laptops y notebooks) e impresoras.

ii) Canales de Distribución

El principal canal de distribución de CompUSA lo constituye la cadena integrada por 230 Supertiendas. Adicionalmente, CompUSA realiza ventas directas y utiliza el comercio electrónico como un efectivo canal de distribución a través en el sitio en Internet *compusa.com*, que se describe más adelante en este apartado.

Tiendas comerciales. A través de sus 301 Supertiendas, CompUSA, incluyendo a las tiendas de Good Guys ofrece una amplia gama de productos de tecnología, servicios técnicos y entrenamiento. La cadena de Supertiendas fue reacondicionada con recursos provenientes de proveedores de CompUSA. El re-acondicionamiento de las Supertiendas tiene por objeto ofrecer al cliente un ambiente de compras más amigable e interactivo. Además de la comercialización de productos tradicionales como computadoras y accesorios, se ha puesto especial énfasis en categorías como electrónicos de consumo, tecnología digital e inalámbrica y redes personalizadas.

Ventas directas. CompUSA ofrece soluciones tecnológicas dirigidas a pequeñas y medianas empresas, instituciones docentes y agencias gubernamentales y federales ofreciendo una amplia gama de productos, servicios tecnológicos y tramitación de licencias para software.

CompUSA es capaz de ofrecer inigualable flexibilidad al ofrecer servicios como instalación y entrega, embarque de pedidos el mismo día, así como la opción de envíos a domicilio o entrega en la tienda. Los pedidos son procesados vía correo electrónico o fax en cuentas establecidas y se ponen a disposición del cliente diversas formas de pago.

Comercio electrónico. A través de *compusa.com*, los clientes pueden acceder a la información de la tienda y realizar sus compras las 24 horas del día, los siete días de la semana. Con más de 80,000 productos disponibles en *compusa.com*, los clientes tienen la ventaja de comprar desde su casa satisfaciendo todas sus necesidades tecnológicas en un solo sitio.

Tarjeta de crédito CompUSA. CompUSA tiene un acuerdo con una compañía de servicios financieros mediante la cual dicha compañía maneja los programas relacionados con la tarjeta de crédito de CompUSA. Tanto las cuentas de tarjetas de crédito como las cuentas por cobrar generadas por ellas, son propiedad de la compañía antes mencionada. De conformidad con los términos de este acuerdo, dicha compañía cobra una cuota a CompUSA para cubrir el costo derivado de proporcionar el crédito y hacer efectivas las cuentas por cobrar, las cuales no representan créditos a favor de CompUSA.

iii) Patentes, Licencias, Marcas y Otros Contratos

La Compañía no es titular de patentes, licencias o marcas en forma directa. Sin embargo, CompUSA tiene registradas diversas marcas. CompUSA lleva a cabo su actividad comercial en los Estados Unidos utilizando, entre otras, los siguientes nombres o marcas: *"CompUSA", "CompUSA the Computer Superstore", "CompUSA where América buys technology", "CompUSA.com"* y *"Good Guys".*

En los Estados Unidos, CompUSA cuenta con registros federales de las marcas mencionadas y se encuentra en proceso de registro de algunas otras de productos y servicios. Adicionalmente, CompUSA cuenta con el registro de varias de sus marcas en varios países fuera de Estados Unidos, incluyendo México.

Como comercializador de tecnología, CompUSA vende gran variedad de productos y servicios con marcas que se encuentran registradas a nombre de terceros. El registro y la protección de dichas marcas es responsabilidad exclusiva de los productores.

No existen marcas ni propiedad intelectual significativa de la Compañía ni de CompUSA cuyo plazo de registro venza durante 2005.

Actualmente, CompUSA es parte demandada en un proceso relacionado con patentes sobre tecnología para la lectura de códigos de barras. Si CompUSA no llega a un acuerdo con la demandante o si no tiene éxito en su defensa, la situación financiera y los resultados de CompUSA podrían verse adversamente afectados de manera significativa. Ver *"Descripción del Negocio – Procesos Judiciales, Administrativos o Arbitrales".*

No existen actividades relevantes en materia de investigación y desarrollo.

A esta fecha, no existen contratos relevantes fuera del giro normal de negocios en los que sea parte la Compañía o CompUSA.

iv) Principales Clientes

La Compañía no tiene clientes directos, los clientes se encuentran al nivel de su subsidiaria CompUSA.

Clientes de menudeo. La mayoría de los clientes de menudeo de CompUSA tienen interés en tecnología y procuran estar a la vanguardia en nuevas tecnologías. Algunas encuestas realizadas recientemente muestran que la mayoría de los clientes de CompUSA son usuarios sofisticados de PCs y que más de la mitad utiliza computadoras durante tres o cuatro horas diarias. Además de contar con varias computadoras en casa, el 95% de los clientes tiene acceso a Internet.

El cliente típico de CompUSA es de 44 años de edad, con un ingreso familiar de USD$84,500 anuales. Casi dos terceras partes de los clientes tienen empleos administrativos o corporativos y tres cuartas partes tienen un titulo universitario y/o un postgrado.

Venta directa. Los clientes comerciales incluyen negocios, instituciones de gobierno –tanto locales como federales– y escuelas. Los clientes corporativos de CompUSA tradicionalmente han sido grandes empresas y corporativos; sin embargo, durante 2002 se implementó una iniciativa que tiene como objetivo enfocarse en la atención de pequeños y medianos negocios. Ver *"Historia y Desarrollo de la Emisora – Estrategia General de Negocio – Presencia con pequeña y mediana empresa"*.

Principales clientes. No existe cliente que represente más del 10% de las ventas totales de CompUSA.

v) Legislación Aplicable y Situación Tributaria

La Compañía está sujeta al cumplimiento de las leyes, reglamentos y disposiciones aplicables a cualquier sociedad anónima de capital variable, tales como el Código de Comercio, la LGSM, la LMV y todas las disposiciones en materia fiscal.

Por su parte, CompUSA está sujeta al cumplimiento de las leyes, reglamentos y disposiciones aplicables principalmente en los Estados Unidos, tanto en el ámbito federal como estatal y municipal. En particular, en los Estados Unidos las responsabilidades por productos, las relaciones con consumidores y el establecimiento de negocios, son distintas a las que resultan aplicables en México. Además, el derecho procesal de los Estados Unidos contiene diferencias tanto en materia de interés jurídico como en desahogo de pruebas, mismas que implican una situación de riesgo diversa a la que enfrentan compañías que operan exclusivamente en México. Ver *"Factores de Riesgo - Aspectos políticos, económicos, legislativos y regulatorios en Estados Unidos"*.

Régimen de impuesto sobre la renta y al activo Las empresas establecidas en México están sujetas al ISR y al IMPAC. El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores actualizados, deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del ajuste inflacionario, el cual es similar al resultado por posición monetaria. Para el ejercicio fiscal de 2004, la tasa de impuesto fue de 33%. La tasa de impuesto se reducirá al 30%, 29%, y 28% en los ejercicios de 2005, 2006 y 2007 en adelante, respectivamente, de conformidad con las modificaciones a la Ley del Impuesto Sobre la Renta vigentes a partir del ejercicio fiscal de 2005.

Por otra parte, el IMPAC se causa a razón del 1.8% sobre un promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos. Dicho impuesto se paga únicamente por el monto en que exceda al cálculo del ISR correspondiente al ejercicio fiscal de que se trate. Cualquier pago que se efectúe por concepto de IMPAC es recuperable contra el monto en que el ISR exceda al IMPAC en los tres ejercicios anteriores y los diez ejercicios subsecuentes.

Resultado contable y fiscal. La provisión para ISR se determina con base en el monto a pagar, según el resultado fiscal de la Compañía, siendo las principales diferencias entre el resultado contable y fiscal, el ajuste inflacionario, el resultado por posición monetaria y la re-valuación de las inversiones temporales a valor de mercado.

Participación de los trabajadores en las utilidades de la Compañía Actualmente, la Compañía no está sujeta a participar de las utilidades a los trabajadores, dado que no tienen empleados.

Impuesto Sobre la Renta La Compañía registra el efecto diferido activo o pasivo de ISR e IMPAC con base en el efecto acumulado de las partidas temporales, entre los importes de activos y pasivos, para efectos contables y fiscales a la fecha del balance, como activo o pasivo a largo plazo.

Estados Unidos Adicionalmente, y dado que prácticamente todas las operaciones de CompUSA se desarrollan en los Estados Unidos, dicha empresa está sujeta a los gravámenes e impuestos tanto federales como locales en dicho país. El régimen fiscal en los Estados Unidos es complejo, pero en lo fundamental es similar al aplicable en México respecto a sus consecuencias básicas, considerando que existe un impuesto sobre la renta aplicable a las corporaciones, un impuesto sobre dividendos, un impuesto sobre ventas finales en el ámbito estatal y otros.

La tasa oficial del ISR en los Estados Unidos es del 35% y la tasa del impuesto sobre ventas varía en función de la jurisdicción de que se trate.

Beneficios Fiscales Especiales Actualmente, ni la Compañía ni CompUSA gozan de subsidios, exenciones o beneficio fiscal alguno de carácter especial.

vi) Recursos Humanos

Por tratarse de una controladora pura, la Compañía no tiene empleados. Al 31 de diciembre de 2004, CompUSA tenía aproximadamente 17,041 empleados distribuidos entre Supertiendas, división de ventas directas y funciones corporativas. Las operaciones CompUSA se realizan fundamentalmente en los Estados Unidos.

A continuación se presenta una tabla con la información relativa a los empleados de la Compañía y CompUSA al 31 de diciembre de 2004:

	De Confianza	Sindicalizado	Total
Funcionarios	375	0	375
Empleados	16,666	0	16,666
Obreros	0	0	0
Total	17,041	0	17,041

Debido a la estacionalidad de las operaciones de CompUSA, año con año dicha empresa se ve en la necesidad de incrementar su planta laboral en las Supertiendas a través de empleados temporales, quienes generalmente prestan sus servicios durante el último trimestre del año en que fueron contratados y hasta el fin del primer mes del año subsecuente. El número de empleos temporales durante el plazo antes mencionado se aproxima al 10% de la planta de empleados permanentes.

vii) Desempeño Ambiental

Por ser una controladora pura cuyos únicos activos se conforman de acciones de otras sociedades, la Compañía no realiza operaciones que requieran una política ambiental específica y tampoco cuenta con certificados o reconocimientos de esta índole. Por su parte, dada la naturaleza de su negocio, CompUSA tampoco tiene operaciones que impliquen riesgos considerables o que pudieran resultar en contingencias ambientales relevantes, ni cuenta con certificados o reconocimientos al respecto.

viii) Información del Mercado

La Compañía es una controladora pura, cuya inversión fundamental está orientada al sector de tecnología. CompUSA considera que las ventas de PCs y productos relacionados se han incrementado en los últimos años como resultado principalmente de los siguientes factores: (i) el crecimiento del sector servicios informativos en la economía; (ii) desarrollo de nuevas aplicaciones de *software* y mejoras en el *hardware*; (iii) el surgimiento y consolidación de estándares en la industria y compatibilidad de componentes; (iv) mayor familiaridad del consumidor con las PCs; (v) incremento observado en el uso de tecnología y PCs (vi) reemplazo de *hardware*, *software* y periféricos; (vii) mayor interés del consumidor originado por el acceso a Internet y por el concepto de la "Súper Carretera de Información"; (viii) automatización y reingeniería de procesos en las corporaciones y (ix) la integración de las PCs en todos los niveles educativos.

CompUSA considera que en la medida en que los avances tecnológicos se reflejen en precios más competitivos, el mercado de las PCs y productos relacionados continuará con su tendencia de crecimiento.

La industria de las PCs se encuentra inmersa en una etapa de constantes cambios e innovaciones. Los avances tecnológicos, en combinación con el incremento de la cultura computacional entre el público consumidor, han contribuido a ampliar el uso y la popularidad de las PCs, dando como resultado el surgimiento y el crecimiento de una amplia variedad de canales de distribución.

CompUSA considera que, dado que los clientes, las corporaciones, las escuelas y las oficinas gubernamentales han adquirido mayor familiaridad con las PCs y, por lo tanto, requieren menor asistencia para sus decisiones de compra, se han vuelto más sensibles al precio. Al mismo tiempo, la intensa competencia por ganar participación de mercado, ha forzado a fabricantes de *hardware*, *software* y accesorios a reducir precios y buscar nuevos canales de distribución. Estos factores han traído como consecuencia, la reducción en los márgenes del negocio y un entorno mucho más competido. CompUSA considera que su estrategia de negocios es la adecuada para competir exitosamente en la industria bajo las actuales circunstancias. Ver *"Factores de Riesgo - Competencia".*

Dado que la venta de PCs ha sido el negocio principal de CompUSA, el incremento de la competencia ha derivado en una reducción en los márgenes de utilidad en esa línea de negocios. En búsqueda de mayores márgenes, CompUSA a reenfocado su estrategia y mezcla de productos para adecuarse al cambiante entorno. CompUSA ha realizado importantes ajustes en la mezcla de productos ofrecidos a escala nacional. De esta manera, ha decidido combinar la venta de equipo con tecnología de punta, así como computadoras portátiles, teléfonos inalámbricos, cámaras digitales y PDAs junto con un concepto de tienda más moderno. Ver *"Estrategia General de Negocio – Cambio de "mezcla de producto""*

CompUSA considera que las principales fortalezas competitivas dentro de la industria incluyen: el servicio al cliente, la variedad de productos, los precios, el soporte técnico y la capacidad de venta, entre otros. Además, el acceso a personal capacitado y a una estrategia comercial apoyada en publicidad local y nacional son elementos importantes para competir en este mercado. CompUSA considera que es un competidor importante dentro de la industria.

CompUSA compite con un gran número y variedad de revendedores de PCs, productos relacionados y servicios en sus propios negocios. En lo referente a la venta de productos, CompUSA compite básicamente con minoristas de gran formato en electrónicos de consumo (Best Buy y Circuit City) y proveedores de equipos para oficina (Staples, Office Depot y OfficeMax), productores y distribuidores que venden directamente al público (Dell y Gateway), otros minoristas de computadoras de formato grande, minoristas en Internet, negocios de órdenes por correo, comercializadores masivos, almacenes de descuento, minoristas especializados en electrónica, software y otros en PCs, distribuidores externos y revendedores de valor agregado.

ix) Estructura Corporativa

La Compañía no es parte de un grupo, es una empresa tenedora de acciones, principalmente de CompUSA. Al cierre de 2004 la Compañía detentaba el 100% del capital social de CompUSA.

El siguiente esquema muestra las principales subsidiarias de la Compañía al 31 de diciembre de 2004.

PORCENTAJE DE PARTICIPACIÓN DE U.S. COMMERCIAL CORP., S.A. DE C.V. EN SUS SUBSIDIARIAS AL 31 DE DICIEMBRE DE 2004


U.S COMMERCIAL CORP.
100%
100%
COMMERCIAL LLC
COMPU LLC
63.7037%
36.2963%
COMPUSA INC

x) **Descripción de Principales Activos**

Principales activos de la Compañía El principal activo de la Compañía lo constituye su participación accionaria indirecta en CompUSA que a la fecha es del 100% del capital social de dicha empresa.

Principales activos de CompUSA A la fecha CompUSA tiene 226 Supertiendas distribuidas en 90 diferentes localidades dentro del territorio de los Estados Unidos. CompUSA no es propietaria de ninguno de los inmuebles en los que se encuentran las Supertiendas, sino que los tiene en concepto de arrendatario. La superficie promedio de cada una de las Supertiendas es de 26,000 pies cuadrados, es decir, aproximadamente 7,925 metros cuadrados.

Adicionalmente Good Guys, cuenta con 71 tiendas distribuidas en los estados de California, Nevada, Oregon y Washington.

El mobiliario y el equipo que utiliza CompUSA en las Supertiendas, así como en sus oficinas generales, es de su propiedad y se encuentra registrado a costo. La depreciación es determinada bajo el método de línea recta con el fin de cargar el costo de la vida útil de los respectivos activos en la operación. Dichos activos se encuentran asegurados por los riesgos comunes al negocio de CompUSA.

La cuenta de mobiliario y equipo de CompUSA se integra de la siguiente manera (en miles de USD):

Inmuebles, Planta y Equipo
Diciembre de 2004
(Miles de Dolares)

	2004	2003	2002
Mobiliario y Equipo	254,981	251,098	223,450
Mejoras a Inmuebles	121,610	115,061	84,745
Arrendamientos capitalizados	22,729	23,189	25,014
Terrenos			-
Proyectos de inversión en proceso	7,426	1,867	781
	406,746	391,215	333,990
Depreciación y Amortización acumulada	- 207,739	- 176,017	- 141,311
	199,007	215,198	192,679
Gastos por depreciación	52,039	47,144	53,053

No existen medidas ambientales significativas que afecten la utilización de los bienes por parte de CompUSA.

CompUSA ha constituido garantía sobre sus cuentas por cobrar y su inventario, a efecto de garantizar las obligaciones que asumió bajo la línea de crédito por USD$500 millones que tiene contratada con un consorcio de bancos e instituciones financieras y con vigencia al 31 de enero de 2007.

No existen planes de remodelación de Supertiendas para 2005.

xi) Procesos judiciales, administrativos o arbitrales

La Compañía

Hasta donde se tiene conocimiento, a esta fecha la Compañía no forma parte de manera directa de proceso judicial, procedimiento administrativo o arbitral alguno que sea relevante.

A esta fecha, la Compañía no se ubica en supuesto alguno de los establecidos en los artículos 9 y 10 de la Ley de Concursos Mercantiles, ni considera que bajo sus condiciones actuales pueda ser declarada en concurso mercantil.

CompUSA

Hasta donde se tiene conocimiento, CompUSA actualmente es parte de los siguientes procesos relevantes que se ventilan en los Estados Unidos mismos que, de resolverse desfavorablemente de manera definitiva e irrevocable, podrían impactar negativamente sus operaciones y, consecuentemente, el negocio de la Compañía.

A continuación se describen dichos procesos:

En enero de 2000, COC Services, Ltd. (COC Services) presentó una demanda contra CompUSA, Inc. (CompUSA) en el Tribunal de Distrito del Condado de Dallas, Texas, aseverando varias reclamaciones contractuales y de responsabilidad civil contra CompUSA derivadas de una carta de intención para franquicias a tiendas detallistas en México. Se incluyeron como co-demandados Grupo Carso, Grupo Sanborns y al ingeniero Carlos Slim Helú, entre otros (los "Codemandados". Después de seguir el proceso legal, el juez emitió sentencia por US$ 121.5 millones contra diversos de los demandados.

El 26 de agosto de 2004, el tribunal de apelación emitió una decisión unánime de tres jueces a favor de los Codemandados. El tribunal de apelación revocó la decisión de 2001 emitida por el juez de primera instancia, y resolvió que COC Services no tiene derecho de obtener compensación alguna. El tribunal de apelación rechazó la contención de COC Services que CompUSA no cumplió con su acuerdo para abrir tiendas en México, al contrario, concluyó que nunca existió un contrato entre COC Services y CompUSA y no encontró evidencia alguna que los Codemandados hubiesen interferido con un supuesto contrato.

COC ha solicitado una reconsideración de la decisión del tribunal de apelación que fue rechazada, y también puede buscar recurso en la corte suprema del estado de Texas.

El 4 de abril de 2000, la Fundación Lemelson presentó una demanda en contra de CompUSA por supuestas violaciones de los patentes sobre la tecnología que permite la lectura de códigos de barras. CompUSA presentó su respuesta y entabló una contrademanda el 2 de octubre de 2000. Esta demanda ha sido suspendida en espera de la resolución de una acción relacionada. Si CompUSA no llega a un acuerdo con los demandantes o si no tiene éxito en defender su postura, la situación financiera y los resultados de la Compañía podrían verse afectados de manera adversa.

CompUSA tenía celebrado con un proveedor de telecomunicaciones un contrato mediante el cual, CompUSA se comprometía a incurrir en gastos por un monto mínimo anual predeterminado. CompUSA avisó al proveedor de telecomunicaciones antes de iniciar el último año de vigencia del contrato, que a partir del 31 de octubre de 2003, iba a descontinuar el uso de los servicios bajo el contrato y que se liberaba de sus obligaciones, en virtud de que el proveedor había incurrido en incumplimiento esencial del contrato. En opinión de CompUSA, dicho incumplimiento esencial por parte del proveedor podría dar derecho a CompUSA una recuperación hasta por US$10 millones por daños y perjuicios. El proveedor ha presentado una reclamación afirmando que CompUSA le debe US$8.4 millones aproximadamente bajo los términos del contrato. CompUSA no puede estimar el resultado final de la disputa. En caso de no resolverse amistosamente, CompUSA piensa entablar una acción judicial contra el proveedor y defenderse contra cualquier reclamación por parte del proveedor.

CompUSA es parte de varias demandas que se han presentado en el curso normal de sus operaciones. La administración no espera que la resolución de estos asuntos pendientes tenga un impacto negativo sobre el balance general ni el estado de resultados consolidados. Ver Nota 16 de los estados financieros adjuntos.

xii) Acciones Representativas del Capital Social

La Compañía se constituyó el 29 de noviembre de 2001 como una sociedad anónima de capital variable bajo la denominación U.S. Commercial Corp., S.A. de C.V., como resultado de la escisión de

GCarso acordada en la Asamblea General Extraordinaria de Accionistas, celebrada el 21 de noviembre de 2001, con objeto de mantener la propiedad indirecta de las acciones de CompUSA.

En la fecha de su constitución, la Compañía inició con un capital social mínimo fijo sin derecho a retiro de $340'073,000.00 Pesos (trescientos cuarenta millones setenta y tres mil pesos 00/100 M.N.), representado por 915'000,000 de acciones de la Serie "B-1", ordinarias, sin expresión de valor nominal.

Las asambleas generales extraordinarias de accionistas de la Compañía y de Tenedora, ambas celebradas el 30 de julio de 2002, acordaron llevar a cabo la fusión de ambas empresas. Así pues, Tenedora, como fusionada, se fusionó en la Compañía, como fusionante.

Como consecuencia de la fusión, el capital social mínimo fijo sin derecho a retiro fue de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Posteriormente, derivado del aumento de capital resuelto por la Asamblea General Extraordinaria de Accionistas celebrada el 1° de diciembre de 2003, que incrementó en 447,531,457 nuevas acciones de la serie B-1, el capital de la sociedad, de las cuales 62,033,837 acciones están pendientes de suscripción y pago; quedando el capital social autorizado de la compañía en 1,474,115,267 acciones serie B-1.

De aquéllas nuevas acciones que no fueron suscritas por los accionistas en el ejercicio de su derecho de preferencia, Sercotel, S.A. de C.V., sociedad subsidiaria de América Móvil, suscribió 380,000,000 de acciones representativas del capital social de la Compañía, con el fin de capitalizar parte del pasivo derivado de la adquisición de la totalidad de la participación de América Móvil, en CompUSA.

El número de acciones en circulación de la Compañía al 31 de diciembre de 2004 asciende a la cantidad de 1,249'267,003, Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Según lo disponen sus estatutos sociales, la Compañía podrá adquirir acciones representativas de su capital social, a través de la BMV, a precio corriente en el mercado, en los términos del Artículo 14 Bis 3 de la LMV, sin que sea aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la LGSM, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de asamblea de accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Compañía, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias. En tanto pertenezcan las acciones a la Compañía, no podrán ser representadas en asambleas de accionistas de cualquier clase.

Las acciones propias que pertenezcan a la sociedad o, en su caso, las acciones de tesorería a que se refiere el párrafo anterior, sin perjuicio de lo establecido por la LGSM, podrán ser colocadas entre el público inversionista, sin que para éste último caso, el aumento de capital social correspondiente, requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

La Compañía no tiene valores en circulación o contrato alguno relacionado con su capital que impliquen su conversión, ejercicio, intercambio o suscripción en acciones.

A continuación se presenta una tabla que refleja los movimientos del capital social de la Compañía durante 2004 y hasta el 31 de marzo de 2005.

U.S. COMMERCIAL CORP., S.A. DE C.V.
Integración del Capital Social
Cifras en Pesos

Concepto	Capital Social Importe Nominal	Numero Acciones
Capital Social	$ 340,073,000.00	915,000,000
Capital Suscrito No Pagado	- 9,198,695.90	- 24,750,000
Saldo al cierre de Dic-01	330,874,304.10	890,250,000
Cancelación de Acciones por Recompra de Grupo Carso	0	- 7,108,700
Fusión de Tenedora U.S., S.A. de C.V.	52,246,932.67	118,692,510
Recompra de Acciones	- 28,464,176.04	- 75,318,768
Saldo al cierre de Dic-02	354,657,060.73	926,515,042
Recompra de Acciones	- 12,382,192.75	- 32,410,027
Aumento de Capital	171,320,786.84	447,531,457
Capital Suscrito No Pagado	- 23,747,349.16	- 62,033,837
Saldo al cierre de Dic-03	489,848,305.66	1,279,602,635
Recompra Acciones	- 11,612,656.44	- 30,335,632
Saldo al Cierre de Dic-04	478,235,649.22	1,249,267,003
Recompra de Acciones	- 1,018,454.73	- 2,661,000
Saldo al cierre de Mar-05	**$ 477,217,194.49**	**1,246,606,003**

xiii) Dividendos

La Compañía fue constituida en noviembre de 2001 y, por los ejercicios de 2002, 2003 y 2004, no ha decretado ningún dividendo a los accionistas, en virtud de no haberse reportado utilidades en los resultados de dicho período. Por otra parte, cabe señalar que el consejo de administración no tiene una política expresa para decretar el pago de dividendos o para hacer la propuesta correspondiente a la asamblea de accionistas de la Compañía, en caso de llegar a existir utilidades en el transcurso de algún ejercicio social.

La práctica hasta el día de hoy ha sido que, en la asamblea anual ordinaria de accionistas, el Consejo de Administración presenta para consideración de los accionistas los estados financieros de la

Compañía por el ejercicio fiscal previo, junto con un reporte sobre los mismos. Los accionistas, una vez que han aprobado los estados financieros, determinan la distribución de las utilidades netas de la Compañía, correspondientes al ejercicio anterior. Se requiere por ley que se separe el 5% de dichas utilidades netas a una reserva legal, la cual no estará disponible para distribución, hasta que la cantidad de dicha reserva legal sea igual al 20% del capital social nominal de la Compañía (antes de dar efecto a la reexpresión de los mismos en pesos constantes). Las cantidades en exceso de aquellas destinadas al fondo de reserva legal, podrán distribuirse a los demás fondos de reserva que los accionistas determinen, los cuales incluyen una reserva para la recompra de las acciones de la Compañía. El remanente de las utilidades netas, si hubiere, está disponible para distribución en forma de dividendos.

Los tenedores de acciones Serie "B-1", tienen iguales derechos por acción, a percibir dividendos y otras distribuciones, incluyendo cualesquiera distribuciones al momento de liquidación de la Compañía.

Los términos de ciertos contratos de deuda de CompUSA imponen ciertas restricciones u obligaciones de hacer o no hacer comunes en este tipo de créditos, entre las que se incluyen limitaciones en el pago de dividendos. Ver *"Información Financiera – Informe de Créditos Relevantes"*.

(Espacio dejado en blanco intencionalmente)

3) INFORMACIÓN FINANCIERA

a) Información Financiera Seleccionada

La siguiente tabla muestra información financiera consolidada seleccionada de la Compañía por los últimos tres ejercicios sociales, la cual deriva de, y debe ser leída junto con los estados financieros de la Compañía, los cuales han sido auditados por Mancera, S.C., Integrante de Ernst & Young Global, así como de los estados financieros de CompUSA que han sido auditados por Ernst & Young LLP, en su carácter de auditores externos.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
A Pesos Constantes de Cierre de
Diciembre de 2004
Miles de Pesos

Concepto	2004	2003	2002
Ventas Netas	50,297,234	44,179,906	45,716,141
Utilidad Bruta	10,939,972	9,115,653	9,638,929
Utilidad (Pérdida) Operativa	(28,924)	(78,182)	428,060
EBITDA	561,864	471,278	1,057,995
Utilidad (Pérdida) Neta Mayoritaria	(51,498)	499,098	(2,334,324)
Utilidad (Pérdida) por Acción	(0.04)	0.54	(2.56)
Inversiones en Activo Fijo	(417,493)	(395,164)	(464,332)
Depreciación y Amortización del Ejercicio	590,788	549,460	629,935
Total de Activos	18,319,235	18,983,801	17,894,783
Total Pasivos con Costo	4,846,140	4,036,609	3,733,245
Rotación de Cuentas por Cobrar (Días)	1	2	2
Rotación de Cuentas por Pagar (Días)	29	42	36
Rotación de Inventarios (Veces)	5.06	4.29	5.62
Capital Contable Consolidado	6,823,287	7,278,657	7,466,627
Dividendos en Efectivo Decretados por Acción	0.00	0.00	0.00

La Compañía considera que no existen factores o acontecimientos inciertos que puedan hacer que la información presentada no sea indicativa de su desempeño futuro.

b) Información Financiera por Línea de Negocio, Zona Geográfica y Ventas de Exportación

La totalidad de las operaciones de la Compañía se realizan a través de su subsidiaria CompUSA, empresa cuyas operaciones se realizan fundamentalmente en los Estados Unidos.

Las operaciones de CompUSA se dividen en dos segmentos principales: Comercial y No Comercial.

- Comercial. Incluye la operación de menudeo y soporte dentro de las Supertiendas. Esto es, venta de mercancía y de garantías extendidas, el área de servicios técnicos, y las operaciones de venta directa realizadas dentro de cada Supertienda. También se incluyen en este segmento los ingresos diferidos y los gastos de venta del programa de garantías extendidas.
- No Comercial. Incluye las operaciones realizadas fuera de las tiendas, incluyendo venta directa, servicios técnicos y entrenamiento "in situ".

c) Informe de Créditos Relevantes

A la fecha, la Compañía no tiene créditos relevantes de manera directa. Sin embargo, a continuación se presenta la información relativa a los créditos relevantes de CompUSA.

En 2002 CompUSA estableció una línea de crédito revolvente con un consorcio de bancos e instituciones financieras por un monto máximo de USD 500 millones y vencimiento en enero de 2007. Los inventarios y las cuentas por cobrar sirven de garantía para el crédito, el cual devenga intereses a la tasa base del banco o a la tasa LIBOR más 1.25 a 2.50%. El monto base del préstamo se determina como base en los saldos de ciertas cuentas por cobrar e inventarios, así como el cumplimiento de ciertas restricciones financieras. Así mismo, el contrato de crédito requiere que se mantenga una disponibilidad mínima y limitada la deuda subordinada a USD 378.6 millones. Al 31 de diciembre de 2004, la deuda subordinada ascendió a USD 213.6 millones y el monto base para los préstamos ascendía a USD 436.8 millones (equivalentes a $ 2,406,161 miles y $ 4,920,465 miles, respectivamente).

Al 31 de diciembre de 2004, CompUSA ha utilizado USD 198.6 millones de esta línea de crédito y USD 37.4 millones bajo cartas de crédito (equivalentes a $ 2,237,189 miles y $ 421,304 miles, respectivamente). Los intereses pagados en 2004 y 2003 ascendieron a USD 7.7 millones y USD 3.8 millones respctivamente (equivalentes a $ 86,738 miles y $ 44,200 miles). Al 31 de diciembre de 2004, CompUSA cumple con todas las restricciones bajo la linea de crédito.

En 2000, CompUSA estableció una línea de crédito revolvente no garantizada por US$ 150 millones con Banco Inbursa (afiliada), con vencimiento en 2003. El crédito devenga intereses a una tasa determinada con base en prórrogas de pagarés a corto plazo.
En noviembre de 2002, CompUSA extendió el plazo del vencimiento al 31 de marzo de 2006. Al 31 de diciembre de 2004, CompUSA ha utilizado US$ 90 millones de esta linea de crédito y US$ 25 millones bajo cartas de crédito (equivalentes a $ 1,013,832 miles y $ 281,620 miles, respectivamente) y mantiene un saldo disponible de US$ 35 millones (equivalentes a $ 394,268 miles). Los intereses pagados en 2004 y 2003 ascendieron a US$ 3.4 y US$ 3.1 millones, respectivamente (equivalentes a $ 38,300 miles y $ 36,057 miles).

En 2001, CompUSA obtuvo un préstamo de Banco Inbursa por US$ 123.6 millones (equivalentes a $ 1,392,611 miles al 31 de diciembre de 2004), que devenga intereses a la tasa LIBOR a 90 dias más 3.25%. En junio de 2004, el vencimiento del primer pago de capital fue refinanciado para que este sea en septiembre de 2006. Los intereses devengados en 2004 ascendieron aproximadamente a US$ 5.9 millones (equivalentes a $ 66,462 miles)

CompUSA se encuentra al corriente en el pago de capital e intereses de los créditos arriba descritos.

(Espacio dejado en blanco intencionalmente)

Deuda a largo plazo La deuda a largo plazo de CompUSA al 31 de diciembre de 2004 y 2003 se integra como sigue (miles de pesos constantes al cierre de 2004):

	2004	2003
Línea de crédito revolvente, garantizada con inventarios y cuentas por cobrar, con interés promedio ponderado de 4.42% y vencimiento en enero de 2007	**$ 2,237,189**	$ 1,314,127
Línea de crédito revolvente con afiliada, no garantizada, con interés promedio ponderado de 4.10%, y vencimiento en febrero de 2007	**1,013,832**	1,046,836
Pagaré subordinado con afiliada, no garantizado, con interés de 5.25%, y vencimiento en junio de 2009	**1,392,611**	1,437,945
	4,643,632	3,798,908
Porción circulante		287,589
Total de deuda a largo plazo	**$ 4,643,632**	$ 3,511,319

Los vencimientos de la deuda a largo plazo de CompUSA a partir del 31 de diciembre de 2004, serán como sigue:

2006	$116,050
2007	3,715,221
2008	464,200
2009 y posteriores	348,161
	$4,643,632

d) Comentarios de la Administración sobre los Resultados de Operación y Situación Financiera de la Emisora

i) Resultados de la Operación

CompUSA

El año fiscal de CompUSA comprende un año de 52 a 53 semanas, que terminan el último sábado del mes de diciembre de cada año. Los resultados de CompUSA que se incluyen en estos estados financieros, corresponden al año de 52 semanas terminado el 25 de diciembre de 2004 (el año fiscal de 2004 ó 2004) y al año de 52 semanas concluido el 27 de diciembre de 2003 (el año fiscal de 2003 ó 2003)

Para el año 2004, las ventas totales consolidadas de Compusa fueron de USD $4,431 millones, esto es 16.9% de incremento respecto a los a los $3,791 millones reportados en 2003. Las ventas de Good Guys contribuyeron con 13.7% de las ventas consolidadas durante el año, que fue el primer ejercicio completo en el que se consolidaron los resultados de dicha compañía.

CompUSA continuó cambiando su mezcla de productos y servicios con miras a obtener márgenes de utilidad más altos. Lo anterior es acorde con su estrategia de convertirse en un proveedor de soluciones integrales de tecnología. Así, la contribución a ventas de servicios representó en el año 2004 un 8.4%

comparado con un 10% en el mismo período del año anterior. Por otro lado, la contribución a ventas de accesorios representó el 21% durante el año 2004 contra un 20.9% durante el año 2003. Finalmente, la contribución de Hardware y Software durante el año sumó 70.6%, una disminución de 150 puntos base respecto al 69.1% de contribución en el 2003.

En el año 2004, la pérdida de operación fue de USD$0.1 millones, representando un incremento de cinco millones de dólares respecto a la pérdida de operación reportada durante el ejercicio 2003. El incremento en los resultados operativos se explica por una mejoría en los resultados de Compusa que compensa parcialmente la caída reflejada en los resultados operativos de Good Guys.

El EBITDA, se ubicó en el año 2004 en USD$51.6 millones, comparado con USD$41.2 millones registrados en el año anterior.

Durante 2004, CompUSA registró una pérdida neta de USD$23.5 millones, considerablemente menor que la pérdida de USD$29.8 millones registrada en 2003.

ii) Situación Financiera, Liquidez y Recursos de Capital

Fuentes internas y externas de liquidez

Las fuentes internas de liquidez provienen de la propia generación de flujo de las subsidiarias de la Compañía, esto es la utilidad antes de financiamiento, depreciación y amortización.

Las fuentes externas de liquidez provienen principalmente de proveedores y financiamiento bancario a través de líneas de crédito a corto o a largo plazo otorgadas a CompUSA.

Nivel de Endeudamiento

Actualmente, la Compañía no tiene contratados pasivos de manera directa, es decir, toda la deuda de la Compañía ha sido contratada por medio de su subsidiaria CompUSA, y el 100% de la misma está denominado en USD.

Mill. de Pesos	2004	%	2003	%	2002	%
Deuda Total	4,846.14	100%	4,036.61	100%	3,733.25	100%
Corto Plazo	7.64	0%	317.18	8%	450.84	12%
Largo Plazo	4,838.50	100%	3,719.43	92%	3,282.41	88%

Para ver otros compromisos, ver nota 16 inciso A de los Estados Financieros Adjuntos.

De las líneas de crédito disponibles para CompUSA, destacan: (Ver *"Información Financiera – Informe de Créditos Relevantes"*)

a) Línea de crédito revolvente garantizado, con un sindicato de bancos e instituciones financieras que permite a CompUSA hacer disposiciones hasta por USD$500 millones. Dicho contrato de crédito termina el 31 de enero de 2007 y, consecuentemente, ha sido registrado como deuda a largo plazo.

b) Línea de Crédito por USD$150 millones con Banco Inbursa, a un plazo de tres años.

Políticas que rigen la tesorería

La Compañía y su principal subsidiaria CompUSA invierten en forma individual sus recursos con base en sus necesidades de flujo de efectivo, considerando el plazo y el riesgo requerido con el fin de optimizar el costo financiero.

El efectivo y las inversiones temporales se mantienen en Pesos o en dólares dependiendo de los requerimientos y de las necesidades de liquidez de cada subsidiaria con base en su flujo de efectivo y de su estructura de deuda.

iii) Control Interno

La Compañía

El cumplimiento de las normas de control interno en la Compañía es vigilado permanentemente a través del área de auditoría interna, la cual revisa, analiza y corrige, en su caso, las desviaciones que se llegaran a presentar con respecto a las operaciones aprobadas por el consejo de administración y en el registro de las mismas, así como con respecto a los lineamientos generales, criterios y principios de contabilidad aplicables. Los auditores externos estudiaron y evaluaron el sistema de control interno conforme es requerido por las normas de auditoría generalmente aceptadas para efectos de su auditoría de estados financieros.

Adicionalmente, a través del consejo de administración, la Compañía constituyó un Comité de Auditoría el cual se encarga de implementar los sistemas de control interno con el fin de verificar que las operaciones que celebra la Compañía se efectúan y registran conforme lo establece la administración y los PCGA. Además, en el ejercicio de sus funciones, dicho comité verifica anualmente que las actividades desempeñadas por los auditores internos y por el área legal sirvan de control para determinar si la Compañía cumple con las disposiciones que le son aplicables, lo cual es informado al consejo de administración.

CompUSA

CompUSA cuenta con un Comité de Auditoría que se integra por diversos funcionarios de alto nivel de la empresa: Director General (*Chief Executive Officer*), Director de Operaciones (*Chief Operating Officer*), Director de Finanzas (*Chief Financial Officer*) y Director de Auditoría (*Vicepresident-Loss Prevention and Internal Audit).*

Dicho comité es un órgano intermedio de administración cuyas funciones primordiales son: aprobar el programa anual de auditoría, en el cual se señalan los lineamientos y políticas de la empresa en materia de auditoría y control de mermas (*loss prevention*), así como evaluar periódicamente la implementación y verificar el cumplimiento dicho programa.

En el desempeño de sus funciones de vigilancia, el Comité de Auditoría de CompUSA tiene dos líneas fundamentales de actuación: (i) control de mermas (*loss prevention*), y (ii) evaluación de riesgos operativos de las Supertiendas y de las oficinas centrales de CompUSA. Dicho comité sesiona trimestralmente.

En adición al control ejercido por el Comité de Auditoría de manera periódica, CompUSA cuenta con un Director de Auditoría. Dicho funcionario tiene asignada la tarea de revisar en forma permanente el

cumplimiento del programa anual de auditoría elaborado por el comité.

A través de la Dirección de Auditoría se practican auditorías de diversa naturaleza a las distintas áreas de CompUSA de manera constante, con el propósito de evaluar el cumplimiento del programa anual y se verifica el cumplimiento de los procedimientos internos de control establecidos por la empresa.

e) Estimaciones Contables Críticas

En la preparación de los estados financieros de la compañía, se realizan estimados concernientes a una variedad de asuntos. Algunos de estos asuntos son altamente inciertos y los estimados involucran juicios que se realizan con base en la información que se tiene disponible. Se tienen identificados varios de esos asuntos por los cuales la presentación financiera podría ser afectada de manera importante si (a) se usan diferentes estimados que podrían razonablemente haberse usado o (b) en el futuro se cambian los estimados en respuesta a cambios que son razonablemente probables que ocurran.

Los comentarios están dirigidos únicamente a aquellas estimaciones que se consideran de mayor importancia con base en el nivel de incertidumbre y la probabilidad de un impacto importante si se usa una estimación diferente. Existen muchas otras áreas en las que se usan estimaciones en relación con asuntos inciertos, pero razonablemente el efecto probable de cambio o estimaciones diferentes no impactan significativamente la presentación financiera.

(Espacio dejado en blanco intencionalmente)

4) ADMINISTRACIÓN

a) Auditores Externos

Los auditores externos de la Compañía son el despacho Mancera, S.C., integrante de Ernst & Young Global, quienes auditaron los Estados Financieros Consolidados al 31 de diciembre de 2004 y 2003. Los auditores fueron designados por el Consejo de Administración de la Compañía, siguiendo el procedimiento señalado más adelante y tomando en cuenta tanto la capacidad técnica como la independencia de los mismos.

Desde la constitución de la Compañía, los auditores externos no han emitido una opinión con salvedad ni una opinión negativa, tampoco se han abstenido de emitir opinión acerca de los Estados Financieros de la Compañía. Durante el ejercicio 2004, los auditores externos no prestaron a la Compañía servicios adicionales por conceptos diferentes a los de auditoría.

Para nombrar a los auditores externos, la Compañía lleva a cabo una invitación restringida a ciertos despachos a licitar en forma privada y confidencial, sus servicios y costos. Una vez presentadas las propuestas de servicios profesionales, el Comité de Auditoría de la Compañía las estudia, revisa que el despacho que ofrezca las mejores condiciones cumpla con los requisitos establecidos en las disposiciones legales aplicables y, una vez que elige a la posible firma de auditores externos, recomienda al Consejo de Administración las condiciones de su contratación y el alcance de sus servicios. Por su parte, el Consejo de Administración, previo análisis y discusión del tema, aprueba con, por lo menos, mayoría de votos, la contratación de la firma de que se trate para el ejercicio que corresponda.

b) Operaciones con Personas Relacionadas y Conflicto de Intereses

La Compañía

La Compañía no tiene operaciones o créditos relevantes con personas relacionadas en forma directa. No obstante lo anterior, a continuación se describen las operaciones de esta naturaleza celebradas por CompUSA.

CompUSA

CompUSA adquiere servicios de atención de llamadas telefónicas de The Telvista Company (TTC), una empresa afiliada, bajo control común de ciertos accionistas. CompUSA considera que estas compras son realizadas a valores de mercado que se obtendrían de terceros no relacionados. Las compras realizadas en 2004 y 2003 ascendieron a US$11.6 millones y US$16.9 millones, respectivamente (equivalentes a $130,672 y $196,572). Asimismo, CompUSA lleva a cabo ciertas funciones administrativas para TTC. En los años 2004 y 2003, la Compañía incurrió y facturó gastos por concepto de dichos servicios a TTC por US$1.1 millones y US$1.3 millones, respectivamente (equivalentes a $12,391 y $15,123). El saldo neto de cuentas por pagar a TTC era de US$0.6 millones y US$2.2 millones al 31 de diciembre de 2004 y 2003, respectivamente (equivalentes a $6,759 y $26,625).

No se han celebrado contratos fuera del curso normal de operaciones entre TTC y CompUSA; tampoco existen garantías por cuenta de terceros.

En el curso normal de sus operaciones, CompUSA vende productos y servicios a otras empresas afiliadas a precios equiparables a aquellos que cobrará a sus principales clientes. Los ingresos de CompUSA provenientes de empresas afiliadas en 2004 y 2003 no fueron significativos. Las cuentas por cobrar a

dichas afiliadas ascendieron a US$134 y US$133, (miles) aproximadamente al 31 de diciembre de 2004 y de 2003, respectivamente (equivalentes a $1,509 y $1,547).

CompUSA ha registrado préstamos por US$214 millones otorgados por Banco Inbursa, una afiliada.

c) Administradores y Accionistas

Consejo de Administración

El Consejo de Administración de la Compañía para el ejercicio social de 2005 está integrado por siete consejeros propietarios. Dicho órgano cuenta con consejeros patrimoniales, consejeros independientes y consejeros relacionados. Los consejeros patrimoniales e independientes exceden en su conjunto del 40% de dicho órgano. Los consejeros independientes exceden del 25%.

Los consejeros son designados por los accionistas reunidos en asamblea general ordinaria, la cual se considera legalmente instalada, con la asistencia de por lo menos la mitad del capital social en primera convocatoria y, en caso de segunda o ulterior convocatoria, se considera legalmente instalada cualquiera que sea el número de acciones representadas y sus resoluciones se toman cuando menos con la mayoría de los votos presentes.

El Consejo de Administración, como órgano colegiado, tiene a su cargo la representación de la Compañía y la dirección de los negocios señalados en el objeto social, dentro de los límites previstos en los estatutos sociales.

Asimismo, el Consejo de Administración cuenta principalmente con las siguientes funciones: (i) establecer la visión estratégica de la sociedad; (ii) asegurar que los accionistas y el mercado tengan acceso a la información pública de la sociedad; (iii) establecer mecanismos de control interno; (iv) asegurar que la sociedad cuente con los mecanismos necesarios que permitan comprobar el cumplimiento de las diferentes disposiciones legales que le son aplicables; y (v) evaluar regularmente el desempeño del Director General y de los funcionarios de alto nivel de la sociedad, entre otras.

El Consejo de Administración tendrá reservadas privativamente, respecto de cualquier otro órgano de administración, funcionario o apoderado de esta Sociedad, las facultades siguientes: a) Nombrar y remover al Director General de la Sociedad; b) discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo y del Comité de Auditoría de esta Sociedad, que se contengan en los informes de actividades que dichos órganos le deberán presentar conforme a lo previsto al respecto en estos estatutos; c) establecer sucursales o agencias de la Sociedad; d) aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y 42 derechos de autor; e) la facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; o que sus subsidiarias pretendan celebrar con personas relacionadas, que representen la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso e), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles; f) construir un comité de auditoría, el cual se integrará en la forma y términos que a continuación se indican:

1. *El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los comisarios de a Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto. 2. El Comité de Auditoría tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre transacciones con personas relacionadas a que alude el inciso e) del presente Artículo Vigésimo Cuarto, y iii) proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones a que se refiere el inciso e) del presente Artículo Vigésimo Cuarto. 3.* El Comité de Auditoría podrá establecer las normas que regulen su funcionamiento, y g) todas aquellas otras facultades que le fueren reservadas privativamente por la Ley.

En la asamblea general ordinaria de accionistas de fecha 21 de abril de 2005 fueron designados los miembros del consejo de administración para el ejercicio social de 2005. Sin embargo, las personas así designadas continuarán ocupando sus puestos, aún habiendo concluido dicho ejercicio, hasta que la asamblea no haga nuevos nombramientos y los consejeros recién designados por aquella no tomen posesión de sus respectivos cargos. Integrantes del Consejo de Administración de La Compañía

NOMBRE CONSEJERO**	**PUESTO****	**No. DE AÑOS COMO CONSEJERO**	**TIPO**
	CONSEJEROS PROPIETARIOS		
Lic. Carlos Slim Domit	Presidente - Grupo Carso Presidente - Grupo Sanborns Director General - Sanborn Hermanos Presidente - Teléfonos de México Vicepresidente - Carso Global Telecom Vicepresidente - América Telecom	- 4 -	Patrimonial Relacionado
C.P. Rafael Moisés Kalach Mizrahi	Presidente y Director General - Grupo Kaltex	- 4 -	Independiente
Lic. Agustín Santamarina Vázquez	Consejero - Santamarina y Steta	- 4 -	Independiente
Lic. Eduardo Valdés Acra	Director General - Inversora Bursátil Vicepresidente - Grupo Financiero Inbursa	- 4 -	Independiente
Lic. Arturo Elías Ayub	Director de Alianzas Estratégicas, Comunicación y Relaciones Institucionales - Teléfonos de México Director General – Fundación Telmex	- 4 -	Relacionado
Lic. José Kuri Harfush	Presidente - Janel	Designado el 21 de abril de 2005	Independiente
Lic. Ignacio Cobo Trujillo	Director de Tecnología y Nuevos Proyectos - Sanborn Hermanos	Designado el 21 de abril de 2005	Relacionado

** Con base en información proporcionada por los propios consejeros.

FUNCIONARIOS DEL CONSEJO DE ADMINISTRACIÓN DE LA COMPAÑÍA

Lic. Carlos Slim Domit	Presidente
Lic. Sergio Rodríguez Molleda	Secretario

PRINCIPALES FUNCIONARIOS

DIRECTOR GENERAL	ING. ANTONIO GÓMEZ GARCÍA

Parentesco por consanguinidad o afinidad hasta tercer grado entre consejeros y funcionarios.

Parentesco por afinidad

I. Segundo Grado (línea colateral)
Arturo Elías Ayub , con
Carlos Slim Domit

Consejeros Propietarios

Lic. Carlos Slim Domit. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 38 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. y de algunas de sus subsidiarias y CompUSA.

C.P. Rafael Moisés Kalach Mizrahi. Es Contador Público por la Universidad Nacional Autónoma de México. Tiene 58 años de edad. Es Consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Grupo Carso, S.A. de C.V. y de algunas de sus subsidiarias.

Lic. Agustín Santamarina Vázquez. Es licenciado por la Escuela Libre de Derecho, actualmente ocupa el puesto de asesor del Despacho Santamarina y Steta, S.C. Tiene 79 años de edad. Es consejero de las siguientes empresas: Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Grupo México, S.A. de C.V., Kimberly-Clark de México, S.A. de C.V., SANLUIS Corporación, S.A. de C.V., Aditivos Mexicanos, S.A. de C.V. y Ferrocarril Mexicano, S.A. de C.V.

Lic. Eduardo Valdés Acra. Es licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 41 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, GrupoFinanciero Inbursa, Seguros Inbursa, S.A., Grupo Financiero Inbursa, y Fianzas Guardiana Inbursa, S.A. de C.V., Grupo Financiero Inbursa.

Lic. Arturo Elías Ayub. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 39 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V.; Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. y de algunas de sus subsidiarias, Grupo Financiero Inbursa, S.A. de C.V., CompUSA, Fundación Telmex y T1msn.

Lic. José Kuri Harfush. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 56 años de edad. Es Consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. y de algunas de sus subsidiarias, Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca

Múltiple, Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Seguros Inbursa, S.A., Grupo Financiero Inbursa, Promotora Inbursa, S.A. de C.V. e Impulsora del Desarrollo Económico de América Latina, S.A. de C.V.

Lic. Ignacio Cobo Trujillo. Curso sus estudios de Administración de Empresas en la Universidad Anáhuac. Nació en el Distrito Federal el 17 de Junio de 1969. Desde el año 2000 es responsable de la Dirección de Tecnología, Nuevos Proyectos y Mercadotecnia de Sanborn Hermanos, S.A. Es miembro del Consejo de Administración de CompUSA y J.C. Penney México, S.A. de C.V.

Participación accionaria de los consejeros

Sobre la participación accionaria individual de los consejeros y funcionarios de la Compañía, que sean titulares de más del 1% de las acciones representativas del capital social, a los accionistas beneficiarios del 5% o más de acciones con derecho a voto de la emisora, así como a los 10 mayores accionistas de la Compañía, aunque su tenencia individual no alcance este último porcentaje, cabe señalar que la Compañía no tiene la información sobre las tenencias accionarias individuales de los consejeros y funcionarios ni de sus accionistas, en virtud de que no tienen registradas sus acciones en el registro de acciones de la Compañía en los términos de ley.

Sin embargo, la totalidad de las acciones representativas del capital social de la Compañía se encuentran depositadas en Indeval y de acuerdo con la información con que cuenta la Compañía, al 23 de mayo de 2005, un total de 7 personas, las cuales no se consideran gran público inversionista, según lo establece la fracción IX del Artículo 1 de las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores, publicadas en el Diario Oficial de la Federación de fecha 19 de marzo de 2003, entre los que se incluye un consejero de la Compañía, son titulares, directa o indirectamente, de aproximadamente 619,742,890 acciones que representan aproximadamente el 49.71% del capital social suscrito y pagado de la Compañía a esa fecha, e incluyen al ingeniero Carlos Slim Helú y a sus parientes cercanos.

La Compañía tiene autorizadas 1,474,115,267 acciones de la Serie "B-1", de las cuales al 31 de diciembre de 2004 se encontraban en circulación 1,249,267,003 acciones.

Cambios significativos en la tenencia accionaria

Derivado del aumento de capital resuelto por la Asamblea General Extraordinaria de Accionistas celebrada el 1° de diciembre de 2003, que incrementó en 447,531,457 nuevas acciones de la serie B-1, el capital de la sociedad, de las cuales 62,033,837 acciones están pendientes de suscripción y pago; quedando el capital social autorizado de la compañía en 1,474,115,267 acciones serie B-1.

De aquéllas nuevas acciones que no fueron suscritas por los accionistas en el ejercicio de su derecho de preferencia, Sercotel, S.A. de C.V., sociedad subsidiaria de América Móvil, suscribió 380,000,000 de acciones representativas del capital social de la Compañía, con el fin de capitalizar parte del pasivo derivado de la adquisición de la totalidad de la participación de América Móvil, en CompUSA.

El número de acciones en circulación de la Compañía al 31 de diciembre de 2004 asciende a la cantidad de 1,249'267,003, Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Control de la Compañía

La Compañía no tiene conocimiento de que se encuentre controlada, directa o indirectamente, por otra

empresa, por un gobierno extranjero, o por cualquier otra persona física o moral. La Compañía no tiene conocimiento de compromiso alguno que pudiera significar un cambio de control en sus acciones.

Compensaciones y prestaciones de consejeros y principales funcionarios

La Compañía no otorga ningún tipo de compensaciones ni prestaciones a sus consejeros y funcionarios. El único pago que recibieron los consejeros durante el ejercicio de 2004, fue los honorarios de $7,350.00 Pesos por su asistencia a cada junta de consejo celebrada en dicho ejercicio.

Planes para participación de empleados en el capital social

La Compañía no tiene celebrado convenio o establecido programa alguno para involucrar empleados en su capital social, toda vez que la Compañía no tiene empleados.

Funciones del Comité de Auditoría

La Compañía, a través de su Consejo de Administración, constituyó un Comité de Auditoría el cual se integra en la forma y términos que a continuación se indican.

El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto.

El Comité de Auditoría, como órgano intermedio, apoya al Consejo de Administración en la toma de decisiones relativas a las áreas de Auditoría, Evaluación y Compensación, Finanzas y Planeación.

Dicho comité tiene conferidas las siguientes funciones:

a) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración.

b) La facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; o que sus subsidiarias pretendan celebrar con personas relacionadas, que representen la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso e), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles.

c) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las operaciones que se aparten del giro ordinario de los negocios y que pretendan celebrarse entre la Compañía y sus accionistas, con personas que formen parte de la Compañía o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario, la compra o venta de 10% o más del activo, el otorgamiento de garantías por un monto superior al 30% de los activos, así como operaciones distintas a las anteriores que representen más del 1% del activo de la Compañía.

d) Analizar diversas opciones y recomendar al Consejo de Administración los candidatos para auditores externos de la sociedad, incluyendo el alcance de su mandato y las condiciones para su contratación, con la finalidad de llevar a cabo la auditoría contable de la sociedad.

e) Entrevistar a los auditores externos de la sociedad con la finalidad de verificar que cumplan con los requisitos de independencia y rotación de su personal.

f) Revisar conjuntamente con los auditores externos de la sociedad, los análisis y comentarios elaborados durante la auditoría, así como los procedimientos utilizados y el alcance de los mismos, asegurándose de que se realicen con la mayor objetividad posible y que la información financiera sea útil, oportuna y confiable.

g) Supervisar el cumplimiento de los contratos de auditoría, así como en la evaluación de sus resultados.

h) Recomendar al Consejo de Administración las bases para la elaboración y difusión de la información financiera de la sociedad, así como los lineamientos generales de control interno.

i) Revisar los estados financieros de la sociedad, el informe de los auditores, así como las políticas de contabilidad utilizadas en la elaboración de los estados financieros.

j) Revisar y analizar operaciones con partes relacionadas.

k) Revisar y analizar el informe del Consejo de Administración respecto a la situación corporativa de la sociedad, incluyendo la revisión de documentación legal de la sociedad.

l) Todas aquéllas otras facultades que le fueren reservadas privativamente por la ley.

El Comité de Auditoría está integrado por los siguientes consejeros propietarios: Rafael Moisés Kalach Mizrahi (Presidente), José Kuri Harfush y Agustín Santamarina Vázquez.

Dicho comité cuenta con al menos un miembro experto financiero.

d) Estatutos Sociales y Otros Convenios

Estatutos Sociales

A continuación se describe cierta información relacionada con el capital social de la Compañía y se presenta un breve resumen de algunas disposiciones relevantes de los estatutos sociales y de la legislación aplicable. Dicho resumen no pretende incluir todas las disposiciones estatutarias o legales aplicables y está sujeto, por referencia, a los estatutos sociales y a la ley aplicable. Los estatutos sociales de la Compañía se encuentran debidamente inscritos en el Registro Público de Comercio del Distrito Federal por lo que pueden ser consultados en dicho registro.

General. La Compañía fue constituida como una sociedad anónima de capital variable como consecuencia del proceso de escisión de GCarso, conforme a lo dispuesto por la LGSM. Como consecuencia de la fusión con Tenedora, el capital social mínimo fijo sin derecho a retiro autorizado fue de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal. El monto de la porción variable del capital social no podrá exceder de diez veces el importe del capital mínimo fijo sin derecho a retiro y estará representado por el número de acciones de la Serie "B-2", ordinarias, nominativas sin expresión de valor nominal, que determine la Asamblea General de

Accionistas que acuerde su emisión y se identificará con las demás características que, en su caso, determine la propia Asamblea.

Al 31 de diciembre de 2004 se encontraban en circulación 1,249,067,003 acciones.

Ni la Compañía ni alguna de sus subsidiarias podrán ser propietarias de acciones de la Compañía, no obstante existe la posibilidad de que la Compañía pueda adquirir sus propias acciones en los términos de las disposiciones aplicables.

Registro de Acciones. Las acciones de la Compañía están representadas por títulos de acciones que contienen cupones adheridos. La Compañía lleva un registro de acciones conforme a la LGSM. Solamente aquellos accionistas inscritos en el registro de acciones serán considerados como accionistas de la Compañía.

Derechos de Voto y Asambleas de Accionistas. Cada acción de la Compañía confiere a su titular el derecho a un voto en cualquier asamblea de accionistas de la Compañía. Los accionistas tenedores de acciones cuentan con el derecho de designar a los miembros del Consejo de Administración. Actualmente el Consejo de Administración está compuesto por cinco miembros propietarios y cinco suplentes y los estatutos sociales de la Compañía establecen que el Consejo de Administración estará compuesto por un número de consejeros propietarios no menor de cinco y por el número de consejeros suplentes que resuelva nombrar la asamblea, hasta por un número igual al de los miembros propietarios. Cualquier Accionista o grupo de Accionistas que representen cuando menos un 25% del total de las acciones tendrán derecho a nombrar un Consejero. Este porcentaje será del 10% mientras la Compañía tenga inscritas sus acciones en la bolsa de valores.

Las asambleas generales de accionistas de la Compañía pueden ser ordinarias o extraordinarias. Las asambleas generales extraordinarias son aquellas que se convocan para tratar sobre los asuntos especificados en el artículo 182 de la LGSM y los estatutos sociales, que comprende, principalmente, aumentos y reducciones en la parte fija del capital social y otras modificaciones a los estatutos sociales, liquidación, fusión, transformación de un tipo de sociedad a otra, cambio de nacionalidad y cambio de objeto social. Las asambleas generales que se convocan para considerar todos los demás asuntos, incluyendo la elección de consejeros y comisario, son asambleas ordinarias. La asamblea general ordinaria de accionistas de la Compañía debe celebrarse por lo menos anualmente durante los cuatro meses siguientes al cierre del ejercicio fiscal anterior a fin de considerar ciertos asuntos especificados en el artículo 181 de la LGSM, incluyendo, principalmente, la elección de consejeros y comisario, la aprobación del informe del Consejo de Administración respecto al desempeño de la Compañía y sus estados financieros por el ejercicio fiscal anterior y la distribución de resultados del ejercicio anterior.

Conforme a los estatutos sociales, el quórum en primera convocatoria para una asamblea general ordinaria es de por lo menos la mitad de las acciones en circulación y podrán adoptarse resoluciones mediante el voto favorable de la mayoría de las acciones presentes. Si no se integra el quórum en primera convocatoria, podrá convocarse una segunda asamblea en la que podrán adoptarse resoluciones mediante el voto favorable de la mayoría de las acciones presentes, independientemente del número de dichas acciones. El quórum en primera convocatoria para una asamblea general extraordinaria es el 75% de las acciones en circulación con derechos de voto sobre los asuntos que se discutirán en dicha asamblea extraordinaria o especial. Para considerar válidamente adoptada una resolución de una asamblea general extraordinaria, ya sea en primera o ulterior convocatoria, se requiere el voto favorable de los tenedores de por lo menos la mitad de las acciones en circulación con derechos de voto sobre los asuntos que se discutirán en dicha asamblea extraordinaria. Los estatutos sociales requieren la aprobación de los tenedores de por lo menos el 95% de las acciones en circulación de la Compañía y la aprobación de la CNBV para la modificación de la obligación de los accionistas mayoritarios conforme a los estatutos

sociales para recomprar acciones y ciertas otras disposiciones en el caso de cancelación de inscripción. Los accionistas que representen el 33% del capital social de la Compañía, podrán oponerse judicialmente a las resoluciones de las asambleas generales, siempre que se satisfagan los siguientes requisitos: (i) que se presente una demanda ante un tribunal competente dentro de los 15 días siguientes a la clausura de la asamblea en la que se tomó la resolución; (ii) que los reclamantes no hayan concurrido a la asamblea o hayan votado en contra de la resolución; y (iii) que la demanda señale la cláusula de los estatutos que se infringió. En tanto las acciones de la sociedad permanezcan inscritas en el RNV, el porcentaje antes mencionado será del 20% del capital social.

Las asambleas de accionistas de la Compañía podrán ser convocadas por el Consejo de Administración, el Presidente del Consejo de Administración, el comisario o cualquier juez competente. Los tenedores del 10% de las acciones en circulación podrán solicitar que se convoque a una asamblea de accionistas. Además, el Consejo de Administración o el comisario deben convocar una asamblea de accionistas a solicitud escrita de cualquier tenedor de acciones si no se ha celebrado una asamblea general ordinaria de accionistas durante dos años consecutivos o si las asambleas de accionistas celebradas durante dicho período no han considerado los asuntos mencionados en el artículo 181 de la LGSM, a los que se ha hecho referencia anteriormente. En caso de no convocarse una asamblea dentro de los 15 días siguientes a la fecha de dicha solicitud, un juez competente podrá solicitar que se convoque dicha asamblea. La convocatoria de las asambleas debe publicarse en uno de los periódicos de mayor circulación en el Distrito Federal por lo menos 15 días antes naturales de la fecha fijada para tal asamblea. Las asambleas de accionistas podrán celebrarse sin dicha publicación, siempre y cuando el 100% de las acciones en circulación con derecho a voto respecto a los asuntos a llevarse ante dicha asamblea esté representado.

Para concurrir a las Asambleas Generales, los accionistas de la Compañía deberán obtener sus respectivas tarjetas de admisión en el domicilio y con la anticipación que señalen las convocatorias correspondientes, contra la entrega de una constancia de que sus acciones se encuentran depositadas en algún banco del país o del extranjero o en una casa de bolsa en México. Tratándose de acciones depositadas en alguna Institución para el Depósito de Valores, las tarjetas de admisión se expedirán contra la entrega que se haga a la sociedad de las respectivas constancias y, en su caso, de los listados complementarios, que se prevén en el artículo 78 de la LMV.

Los accionistas de la Compañía tendrán un voto por cada acción de que sean propietarios y podrán hacerse representar por medio de apoderado autorizado mediante simple carta poder en todas las Asambleas que se celebren.

Desde el momento en que se publique la convocatoria para las asambleas de accionistas, deberán estar a disposición de los mismos, de forma inmediata y gratuita, la información y los documentos disponibles relacionados con cada uno de los puntos establecidos en el orden del día.

La Compañía deberá mantener a disposición de los intermediarios del mercado de valores que acrediten contar con la representación de los accionistas de la propia sociedad, durante el plazo a que se refiere el Artículo 173 de la LGSM, los formularios de los poderes a que alude la LMV, a fin de que aquellos puedan hacerlos llegar con oportunidad a sus representados.

Dividendos. En la asamblea anual ordinaria de accionistas, el Consejo de Administración presenta los estados financieros de la Compañía por el ejercicio fiscal previo, junto con un informe sobre los mismos, a los tenedores de acciones para su consideración. Los tenedores de acciones, una vez que han aprobado los estados financieros, determinan la distribución de las utilidades netas de la Compañía, correspondientes al ejercicio anterior. Se requiere por ley que se destine el 5% de dichas utilidades netas a una reserva legal, la cual no estará disponible para distribución, hasta que la cantidad de dicha reserva legal sea igual al 20% del capital social pagado de la Compañía (antes de dar efecto a la reexpresión de los mismos en pesos

constantes). Las cantidades en exceso de aquellas destinadas al fondo de reserva legal, podrán distribuirse a los demás fondos de reserva que los accionistas determinen, los cuales incluyen una reserva para la recompra de las acciones de la Compañía. El remanente de las utilidades netas, si hubiere, está disponible para distribución en forma de dividendos.

Los tenedores de acciones, tienen iguales derechos por acción, a percibir dividendos y otras distribuciones, incluyendo cualesquiera distribuciones al momento de liquidación de la Compañía. Las acciones pagadas parcialmente participan en cualquier distribución en la medida en que dichas acciones hayan sido pagadas al momento de la distribución o, si no han sido pagadas, únicamente respecto a la proporción pagada.

Después de que un dividendo haya sido decretado, la Asamblea Ordinaria de Accionistas o, en su caso, el Consejo de Administración, fijarán la fecha en que habrá de efectuarse su pago. Todos los dividendos que no sean cobrados en un período de cinco años a partir de la fecha señalada para su pago, se entenderán renunciados y cedidos a favor de la Compañía.

Variaciones en el Capital Social. Generalmente, podrá efectuarse un incremento de capital social de la Compañía a través de la emisión de nuevas acciones para pago en efectivo o en especie, mediante capitalización de pasivos o capitalización de ciertas partidas del capital. No podrá efectuarse un aumento de capital social hasta que todas las acciones del capital social emitidas y suscritas previamente hayan sido pagadas en su totalidad. Por lo general, podrá efectuarse una disminución del capital social para absorber pérdidas, para amortizar acciones o para liberar a los accionistas de pagos no realizados. Una disminución del capital social mediante amortización debe llevarse a cabo a prorrata o por sorteo. Asimismo, los accionistas podrán aprobar la amortización de acciones pagadas en su totalidad con utilidades retenidas. Dicha amortización se efectuaría mediante una recompra de acciones en la BMV (en el caso de acciones inscritas en la misma).

La parte fija del capital social de la Compañía sólo podrá aumentarse o disminuirse mediante resolución de una asamblea general extraordinaria y mediante una reforma a los estatutos sociales mientras que la parte variable del capital social de la Compañía podrá aumentarse o disminuirse mediante resolución de una asamblea general ordinaria.

No se requiere resolución alguna de los accionistas para disminuciones del capital social que resulten del ejercicio del derecho de retiro de acciones representativas de la porción variable del capital social o de la compra por la Compañía de sus propias acciones o por aumentos en el capital social que resulten de la venta de acciones previamente compradas por la misma.

Derechos de Preferencia. Salvo en ciertas circunstancias, en el caso de un aumento de capital a través de la emisión de nuevas acciones para pago en efectivo o en especie, un tenedor de acciones existentes de la Serie "B-1" de la Compañía al momento del aumento de capital, tiene derecho de preferencia para suscribir el número de acciones nuevas suficiente para mantener su mismo porcentaje de participación o, en caso de un aumento de capital a través de la emisión de acciones con derecho a voto limitado o con derechos corporativos limitados, suscribir un número de las acciones que se emitirán, que resulte suficiente para mantener su mismo porcentaje de participación. Los derechos de preferencia deben ejercerse dentro de los 15 días siguientes a la publicación del aviso del aumento de capital en el Diario Oficial de la Federación o en el diario oficial del domicilio social de la Compañía o después de la fecha de la asamblea de accionistas en la que se aprobó el aumento de capital si es que todos los accionistas estaban representados en dicha asamblea; de lo contrario, dichos derechos no tendrán efecto. Conforme a la ley, los accionistas no podrán renunciar por anticipado a los derechos de preferencia, excepto en ciertas circunstancias, y no podrán estar representados mediante un instrumento negociable independientemente del título de acciones correspondiente.

Ley de Inversión Extranjera. La participación de inversión extranjera en el capital social de la Compañía está regulada por la Ley de Inversión Extranjera y por el Reglamento de la Ley de Inversión Extranjera. La Secretaría de Economía y la Comisión Nacional de Inversiones Extranjeras son los órganos responsables de aplicar dicha ley y su reglamento.

Los estatutos sociales de la Compañía disponen que la sociedad admite directamente como socios o accionistas a inversionistas extranjeros y sociedades sin cláusula de exclusión de extranjeros.

La Compañía tiene cláusula de admisión de extranjeros que indica lo siguiente: "La Sociedad es de nacionalidad mexicana. Los socios extranjeros actuales o futuros de la Sociedad se obligan formalmente con la Secretaría de Relaciones Exteriores de los Estados Unidos Mexicanos a considerarse como nacionales con respecto a las acciones de la Sociedad que adquieran o de que sean titulares, así como con respecto a los bienes, derechos, concesiones, participaciones o intereses de los que sea titular la Sociedad, o bien de los derechos y obligaciones que se deriven de los contratos en que sea parte la Sociedad con autoridades mexicanas. En consecuencia, los socios extranjeros, actuales o futuros, se obligan, por lo mismo, a no invocar la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido."

Capital Mínimo Fijo y Variable. Como sociedad anónima de capital variable, se permite a la Compañía emitir acciones que representen la parte fija y acciones que representen la parte variable del capital social. La emisión de acciones de la parte variable del capital social, a diferencia de la emisión de acciones de la parte fija del capital social, no requiere la reforma de los estatutos sociales, pero sí requiere aprobación de la asamblea general ordinaria de accionistas.

Conforme a los estatutos sociales de la Compañía y a las disposiciones de la CNBV, el capital variable no podrá ser mayor de diez veces la parte mínima fija del capital social especificada en los estatutos sociales. Actualmente no existen acciones de la Compañía que representen la parte variable del capital social. Si hubiere acciones de la parte variable, podrán ser retiradas en su totalidad por sus tenedores. Excepto en ciertas circunstancias limitadas, el capital mínimo no podrá retirarse. Cualquier tenedor de acciones de la parte variable que desee efectuar un retiro total o parcial de dichas acciones deberá notificar dicho retiro a la Compañía por medio de un aviso por escrito firmado para ese efecto. Si la Compañía recibe aviso de retiro antes del último trimestre del ejercicio social, el retiro será efectivo al cierre del ejercicio social en el que se recibió el aviso. Por otra parte, si la Compañía recibe aviso de retiro durante el último trimestre del ejercicio, el retiro será efectivo al cierre del siguiente ejercicio social.

La amortización de la parte variable del capital social de la Compañía por ejercicio del derecho de retiro de los accionistas se llevará a cabo a la cantidad que resulte menor entre (i) el 95.0% del precio por acción promedio cotizado en la BMV, durante los 30 días hábiles previos a la fecha en la que el retiro va a ser efectivo o (ii) el valor en libros por acción de la parte variable de capital social calculado tomando como base de estados financieros de la Compañía (aprobados en una asamblea general ordinaria de accionistas) por el ejercicio social al cierre del cual va a ser efectivo el retiro. Cualquier cantidad deba a pagar la Compañía, será exigible a partir del día siguiente a la fecha en que se cierre la asamblea general ordinaria de accionistas a que alude el inciso (ii) anterior.

Duración. La duración de la Compañía es indefinida.

Adquisición de Acciones Propias. La Compañía podrá adquirir acciones representativas de su capital social, a través de la Bolsa de Valores, a precio corriente en el mercado, en los términos del Artículo 14 Bis 3 de la LMV, sin que le resulte aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la LGSM, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva

convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de asamblea de accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la sociedad, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias. En tanto pertenezcan las acciones a la sociedad, no podrán ser representadas en asambleas de accionistas de cualquier clase.

Las acciones propias que pertenezcan a la sociedad o, en su caso, las acciones de tesorería a que se refiere el párrafo anterior, sin perjuicio de lo establecido por la LGSM, podrán ser colocadas entre el público inversionista, sin que para éste último caso, el aumento de capital social correspondiente, requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

Recompra en caso de Cancelación de Registro. En el caso de cancelación de la inscripción de las acciones de la sociedad en la Sección de Valores del RNV, ya sea por solicitud de la propia sociedad o por resolución adoptada por la CNBV en términos de ley, los accionistas que detenten el control de la sociedad en ese momento, se obligan a realizar una oferta pública de compra, previamente a la cancelación, al precio que resulte más alto entre: (i) el promedio del cierre de las operaciones que se hubieren efectuado durante los treinta días en que hubieran cotizado las acciones, previos a la fecha de la oferta, y (ii) el valor contable de la acción de acuerdo al último reporte trimestral, presentado a la propia Comisión y a la BMV antes de la oferta, salvo que la CNBV al resolver la autorización de la oferta pública de compra de acciones tendiente a la cancelación de la inscripción referida, autorice un precio distinto.

La reforma de la cláusula correspondiente en los estatutos requerirá: (i) de la aprobación previa de la CNBV y (ii) del acuerdo de la Asamblea Extraordinaria de Accionistas adoptado con un quórum de votación mínimo del 95% (noventa y cinco por ciento) del capital social.

Conflicto de Interés de Accionistas. Cualquier accionista que tenga un conflicto de intereses con respecto a cualquier operación debe abstenerse de deliberar o votar respecto a este asunto en la asamblea de accionistas correspondiente. El accionista que contravenga esta disposición podrá ser responsable de daños si la transacción no hubiere sido aprobada sin el voto de dicho accionista.

Conflicto de Interés de Consejeros. Cualquier miembro del Consejo de Administración que tenga un interés opuesto al de la Compañía, debe divulgar el hecho a los demás miembros del Consejo de Administración y abstenerse de votar. Cualquier miembro del Consejo de Administración que viole dicha disposición podrá ser responsable de daños ocasionados a la Compañía. Conforme a los principios del Código de Mejores Prácticas Corporativas, los Consejeros deben comunicar al Presidente y al Secretario del Consejo de Administración cualquier situación de la que pueda derivar un conflicto de interés y abstenerse de participar en la deliberación correspondiente.

Además, los miembros del Consejo de Administración y los comisarios no podrán representar a ningún accionista ante la asamblea de accionistas.

Derecho de Retiro. Siempre que los accionistas aprueben un cambio de objeto social, cambio de nacionalidad de la sociedad o transformación, de un tipo de sociedad a otro, cualquier accionista con derecho a votar con respecto a dichos cambios o transformación que haya votado en contra, tiene derecho a retirarse de la Compañía y recibir la cantidad calculada que sea especificada conforme a la ley atribuible a sus acciones, en la inteligencia que dicho accionista ejercite su derecho de retiro dentro de los 15 días siguientes a la asamblea en la que se aprobó el cambio o transformación. Conforme a la ley, la cantidad

que un accionista que se retira tiene derecho a recibir es igual a su interés proporcional en el capital social de la Compañía de acuerdo al más reciente balance general de la Compañía aprobado por una asamblea general ordinaria de accionistas.

Acciones legales contra Consejeros. Podrá entablarse una acción de responsabilidad civil contra cualquier miembro del Consejo de Administración mediante resolución de una asamblea ordinaria de accionistas. En caso de que una asamblea ordinaria de accionistas decida entablar dicha acción, las personas contra quienes dicha acción se entable dejarán inmediatamente de ser miembros del Consejo de Administración. Además, los accionistas que representen cuando menos el 15% de las acciones en circulación de la Compañía podrán tomar acción directamente en contra de los miembros del Consejo de Administración, en la inteligencia que (i) dichos accionistas no hayan votado en contra de tomar dicha acción en la asamblea de accionistas correspondiente, y (ii) la demanda en cuestión cubra los daños que se presume han sido ocasionados a la Compañía y no meramente a los actores en lo individual. Dicha acción podrá ejercerse también respecto a los Comisarios, o en su caso, los miembros del Comité de Auditoría. Cualquier recuperación de daños con respecto a dicha acción será para beneficio de la Compañía y no para los accionistas que interpusieron la acción.

Modificaciones a los Estatutos Sociales

La última modificación de los estatutos sociales de la Sociedad fue reportada en el informe anual presentado en junio de 2004.

Facultades del Consejo – Decisiones de Interés Personal

El Consejo de Administración de la Compañía puede establecer planes de compensación para ejecutivos, aún cuando dicha facultad no se prevea de manera expresa en sus estatutos sociales. Ni el Consejo de Administración ni los demás órganos internos de administración están facultados expresamente para tomar decisiones respecto a cualquier asunto en el que cualquiera de sus miembros pudiese tener algún interés personal.

Derechos Corporativos conferidos por las Acciones

No existen distintos tipos de acciones representativas del capital social de la Compañía que otorguen derechos corporativos diferentes a sus tenedores en cuanto al ejercicio de voto en asambleas generales de accionistas se refiere. Adicionalmente, hasta donde la Compañía tiene conocimiento, no existe convenio no estatutario alguno que tenga por efecto retrasar, prevenir, diferir o hacer más oneroso un cambio en el control de la Compañía.

Hasta donde tiene conocimiento la Compañía, los derechos corporativos que confieren sus acciones a cada uno de los accionistas, no se encuentran limitados por fideicomiso alguno o cualquier otro mecanismo.

Órganos Intermedios de Administración

La Compañía cuenta con un Comité de Auditoría que, como órgano intermedio de administración, apoya al Consejo de Administración en la toma de decisiones relacionadas con sus funciones. Ver sección *"Administradores y Accionistas – Funciones del Comité de Auditoría"*.

Restricciones

Hasta donde tiene conocimiento la Compañía, no existen cláusulas estatutarias o acuerdos entre accionistas que limiten o restrinjan a la administración de la Compañía o a sus accionistas en forma alguna.

[Espacio dejado en blanco intencionalmente]

5) MERCADO ACCIONARIO

a) Estructura Accionaria

Como consecuencia de la fusión de la Compañía con Tenedora, el capital social mínimo fijo sin derecho a retiro autorizado de la Compañía se estableció en la cantidad de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Posteriormente, derivado del aumento de capital resuelto por la Asamblea General Extraordinaria de Accionistas celebrada el 1° de diciembre de 2003, que incrementó en 447,531,457 nuevas acciones el capital de la sociedad, de las cuales 62,033,837 acciones están pendientes de suscripción y pago; quedando el capital social autorizado representado por 1,474,115,267 acciones Serie B-1.

De aquéllas nuevas acciones que no fueron suscritas por los accionistas en el ejercicio de su derecho de preferencia, Sercotel, S.A. de C.V., sociedad subsidiaria de América Móvil, suscribió 380,000,000 de acciones representativas del capital social de la Compañía con el fin de capitalizar parte del pasivo derivado de la adquisición de la totalidad de la participación de América Móvil, en CompUSA.

El número de acciones en circulación de la Compañía al 31 de diciembre de 2004 asciende a la cantidad de 1,249,267,003 Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

b) Comportamiento de la Acción en el Mercado de Valores

A continuación se presenta un cuadro informativo en el que se muestra el comportamiento anual de la acción en la BMV desde la fecha de constitución de la Compañía.



	2002	2003	2004
Volumen	414,861,400	270,379,600	249,676,900
Máximo	4.45	4.90	6.20
Mínimo	2.00	3.80	4.25
Cierre	4.30	4.65	4.66

A continuación se presenta un cuadro informativo en el que se muestra el comportamiento trimestral de la acción en la BMV.



	1T03	2T03	3T03	4T03	1T04	2T04	3T04	4T04
▫ Volumen	39,171,470	36,509,750	37,881,110	156,817,300	77,167,150	117,222,100	28,604,710	26,682,910
Máximo	4.90	4.60	4.90	4.90	5.21	6.00	6.20	5.70
Mínimo	4.00	3.80	4.25	4.10	4.65	5.05	5.50	4.25
• Cierre	4.20	4.30	4.62	4.65	5.20	6.00	5.65	4.66

A continuación se presenta un cuadro informativo en el que se muestra el comportamiento mensual de la acción en la BMV durante el segundo semestre del ejercicio de 2004.



	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Dec-04
▫ VOLUMEN	15,781,720	6,444,305	6,378,678	15,988,520	7,838,484	2,855,900
MAXIMO	6.20	6.00	5.99	5.70	5.60	4.79
MINIMO	5.70	5.70	5.50	4.94	4.50	4.25
• CIERRE	5.70	5.90	5.65	5.30	4.73	4.66

6) PERSONAS RESPONSABLES

Director General, Director de Finanzas y Director Jurídico[1]

De conformidad con el inciso b) del artículo 33 de las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, publicadas en el Diario Oficial del 19 de marzo del 2003:

> "Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas."

Antonio Gómez García
Director General de U.S. Comercial Corp, S.A. de C.V.

Javier Larraza
Director de Finanzas de CompUSA Inc

Mark R. Walker
Director Jurídico de CompUSA Inc

[__] de [__] de 2004

[1] Por tratarse de una sociedad controladora, la Compañía no tiene empleados, y tiene sólo un funcionario; con el cargo de Director General.. Por lo tanto, algunos de los funcionarios que suscriben la presente leyenda desempeñan cargos en CompUSA que resultan similares o equivalentes a los exigidos por las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, publicadas en el Diario Oficial del 19 de marzo del 2003.

Auditor Externo

De conformidad con el inciso b) del artículo 33 de las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, publicadas en el Diario Oficial del 19 de marzo del 2003 y exclusivamente para efectos de la información relativa a los estados financieros consolidados dictaminados de conformidad con el numeral 3 del inciso a) de la fracción I del artículo antes mencionado, así como cualquier otra información financiera que se incluya en este reporte anual, cuya fuente provenga de los estados financieros dictaminados por nuestro despacho Mancera, S.C., Integrante de Ernst & Young Global:

> "El suscrito manifiesta bajo protesta de decir verdad que los estados financieros consolidados de U.S. Commercial Corp., S.A. de C.V. y Subsidiarias al 31 de diciembre de 2004 y 2003 y por los años terminados en esas fechas, que contiene el presente reporte anual, fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas en México. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas".

C.P.C. Francisco Álvarez del Campo
Mancera, S.C
Integrante de Ernst & Young Global

Fecha: 30 de junio de 2005

7) ANEXOS

Estados Financieros Dictaminados e Informe del Comisario

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Estados Financieros Consolidados

Al 31 de diciembre de 2004 y 2003
con Dictamen de los Auditores Independientes

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Estados Financieros Consolidados

Al 31 de diciembre de 2004 y 2003

Contenido

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A la Asamblea General de Accionistas de
U.S. Commercial Corp., S.A. de C.V.

Hemos examinado los balances generales consolidados de U.S. Commercial Corp., S.A. de C.V. y Subsidiarias al 31 de diciembre de 2004 y 2003, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que respalda las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros antes mencionados, presentan razonablemente, en todos los aspectos importantes, la situación financiera consolidada de U.S. Commercial Corp., S.A. de C.V. y Subsidiarias al 31 de diciembre de 2004 y 2003, los resultados consolidados de sus operaciones, las variaciones en capital contable y los cambios en su situación financiera consolidada, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México

Mancera, S.C.
Integrante de
Ernst & Young Global

C.P.C. Francisco Alvarez del Campo

México, D.F.
15 de marzo de 2005

DICTAMEN DEL COMISARIO

A la Asamblea General de Accionistas de
U.S. Commercial Corp., S.A. de C.V.

En mi carácter de Comisario y en cumplimiento de lo dispuesto en el artículo 166 de la Ley General de Sociedades Mercantiles y los estatutos de U.S. Commercial Corp., S.A. de C.V., rindo a ustedes mi informe sobre los estados financieros consolidados al 31 de diciembre de 2004, que presenta a ustedes el Consejo de Administración.

Entre otros procedimientos de auditoría aplicados, asistí o en mi ausencia asistió mi suplente a las Asambleas de Accionistas, Juntas del Consejo de Administración y del Comité de Auditoría a las que fui convocado. Revisé, con el alcance que consideré necesario en las circunstancias, el dictamen sin salvedades ni limitaciones que con fecha 15 de marzo de 2005 rindieron los auditores externos de la Sociedad, en relación con el examen que llevaron a cabo de acuerdo con las normas de auditoría generalmente aceptadas en México, de los estados financieros mencionados en el párrafo anterior, preparados por la administración de la Compañía.

En mi opinión, basada en el trabajo que efectué y en el desarrollado por los auditores externos de la Sociedad, los criterios y políticas contables y de información empleados por la Sociedad y considerados por los administradores para preparar los estados financieros consolidados que se presentan a esta Asamblea, son adecuados y suficientes, y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, también en mi opinión, los estados financieros antes mencionados reflejan en forma veraz, razonable y suficiente, en todos los aspectos importantes, la situación financiera consolidada de U.S. Commercial Corp., S.A. de C.V. al 31 de diciembre de 2004, los resultados consolidados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera consolidada, por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C.P.C. Fausto Sandoval Amaya
Comisario

México, D.F.,
15 de marzo de 2005

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Balances generales consolidados

(Miles de pesos de poder adquisitivo
al 31 de diciembre de 2004)

	Al 31 de diciembre de 2004	2003
Activo		
Activo circulante:		
Efectivo y valores equivalentes	$ **988,210**	$ 1,300,119
Valores negociables (Nota 4)	**319,220**	390,470
Cuentas por cobrar, neto (Nota 5)	**466,140**	466,217
Inventarios, neto (Nota 6)	**7,776,925**	8,169,529
Gastos anticipados y otros activos circulantes	**762,754**	709,301
Suma el activo circulante	**10,313,249**	11,035,636
Inversiones al costo	**13,777**	14,225
Propiedades y equipo, neto (Nota 7)	**2,428,111**	2,621,019
Crédito mercantil (Nota 2i)	**5,535,027**	5,288,428
Impuestos diferidos (Nota 17)	**6,159**	11
Otros activos, neto	**22,912**	24,482
Suma el activo	$ **18,319,235**	$ 18,983,801
Pasivo y capital contable		
Pasivo circulante:		
Proveedores	$ **3,647,137**	$ 4,693,202
Otras cuentas por pagar y pasivos acumulados (Nota 8)	**2,705,010**	2,708,029
Cuentas por pagar a partes relacionadas (Nota 14)	**4,810**	25,078
Ingresos diferidos	**265,185**	158,712
Arrendamientos (Nota 16)	**7,638**	29,590
Deuda (Nota 9)	**-**	287,589
Suma el pasivo circulante	**6,629,780**	7,902,200
Ingresos diferidos	**27,666**	83,514
Arrendamientos (Nota 16)	**194,870**	208,111
Deuda (Nota 9)	**4,643,632**	3,511,319
Suma el pasivo	**11,495,948**	11,705,144
Capital contable (Nota 12)		
Capital social pagado	**2,556,458**	2,568,499
Prima en suscripción de acciones	**2,908,124**	2,908,124
Utilidades acumuladas	**719,337**	920,251
Otras partidas de utilidad integral acumuladas	**303,068**	545,483
Superávit por compra de interés minoritario	**336,300**	336,300
Suma el capital contable	**6,823,287**	7,278,657
Suma el pasivo y capital contable	$ **18,319,235**	$ 18,983,801

Las notas adjuntas son parte integrante de este estado financiero.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Estados consolidados de resultados

(Miles de pesos de poder adquisitivo
al 31 de diciembre de 2004, excepto utilidad por acción)

	Año terminado el 31 de diciembre de	
	2004	2003
Ventas netas	**$ 50,297,234**	$ 44,179,906
Costo de ventas	**39,357,262**	35,064,253
Utilidad bruta	**10,939,972**	9,115,653
Gastos de operación:		
Gastos generales, venta y administración	**10,358,495**	8,611,482
Depreciación (Nota 7)	**590,788**	549,460
Deterioro (Nota 2m)	**19,613**	
Deterioro en el valor de instalaciones abandonadas (Nota 21)		32,893
	10,968,896	9,193,835
Pérdida de operación	**(28,924)**	(78,182)
Resultado integral de financiamiento:		
Intereses a favor	**9,800**	49,755
Intereses a cargo	**(252,979)**	(218,694)
Utilidad en venta de inversiones temporales, neta	**154,657**	318,010
(Pérdida) utilidad devengada en valores no realizados, neta	**(204,675)**	261,023
Utilidad cambiaria, neta	**106**	48,960
Utilidad por posición monetaria	**259,337**	101,952
	(33,754)	561,006
Otros productos, neto	**13,852**	1,957
(Pérdida) utilidad antes de provisiones de impuestos	**(48,826)**	484,781
Provisiones para:		
Impuesto sobre la renta	**(8,820)**	(23,280)
Impuesto sobre la renta diferido (Nota 17)	**6,148**	6,708
	(2,672)	(16,572)
(Pérdida) utilidad antes de partidas extraordinarias y operación discontinua	**(51,498)**	468,209
Pérdida por operación discontinua (Nota 13)	**-**	(32,710)
Pérdida por nuevas disposiciones normativas en compañía subsidiaria (Nota 2c)	**-**	(25,798)
(Pérdida) utilidad neta del período	**$ (51,498)**	$ 409,701
Distribución de la (pérdida) utilidad neta:		
Participación mayoritaria	**$ (51,498)**	$ 499,098
Participación minoritaria		(89,397)
(Pérdida) utilidad neta	**$ (51,498)**	$ 409,701
Promedio ponderado de acciones en circulación (miles)	**1,256,526**	917,934
(Pérdida) utilidad neta mayoritaria por acción ordinaria	**$ (0.04)**	**$ 0.54**
Pérdida por acción por operación discontinua		**$ (0.04)**
Pérdida por acción por nuevas disposiciones normativas en compañía subsidiaria		**$ (0.03)**

Las notas adjuntas son parte integrante de este estado financiero.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS
Estados consolidados de variaciones en el capital contable

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

	Capital social			Prima en Suscripción de acciones	Superávit por compra de interés minoritario	Reserva para recompra de acciones	(Pérdida) utilidades acumuladas	Otras partidas de utilidad integral acumuladas	Interés minoritario	(Pérdida) Integral	Suma el Capital contable
	Histórico	Actualización	Suscrito no pagado								
Saldos al 31 de diciembre de 2002	$ 363,856	$ 2,071,847	$(9,199)	$ 1,177,758		$ 1,443,635	$(880,267)	$ 645,852	$ 2,653,145		$ 7,466,627
Cancelación de la reserva de recompra de acciones						(1,443,635)	1,443,635				
Recompra de acciones	(12,382)	(855)					(142,215)				(155,452)
Resultado integral:											
Utilidad neta del ejercicio							499,098		(89,397)	$ 409,701	409,701
Otras partidas de utilidad integral											
Efecto de conversión								(100,369)	(341,850)	(442,219)	(442,219)
Utilidad integral del ejercicio										$(32,518)	
Aumento de Capital y compra de interés minoritario	172,553	7,659	(24,980)	1,730,366	$ 336,300				(2,221,898)		
Saldos al 31 de diciembre de 2003	524,027	2,078,651	(34,179)	2,908,124	336,300		920,251	545,483			7,278,657
Recompra de acciones	(11,613)	(428)					(149,416)				(161,457)
Resultado integral:											
Pérdida neta del ejercicio							(51,498)			$(51,498)	(51,498)
Otras partidas de utilidad integral:											
Efecto de conversión								(242,415)		(242,415)	(242,415)
Utilidad integral del ejercicio										$(293,913)	
Saldos al 31 de diciembre de 2004	$ 512,414	$ 2,078,223	$(34,179)	$ 2,908,124	$ 336,300		$ 719,337	$ 303,068			$ 6,823,287

Las notas adjuntas son parte integrante de este estado financiero.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Estados consolidados de cambios en la situación financiera
(Expresado en miles de pesos de poder adquisitivo
al 31 de diciembre de 2004)

	Año terminado el 31 de diciembre de 2004	2003
Operaciones:		
(Pérdida) utilidad neta	**$ (51,498)**	$ 409,701
Pérdida por operación discontinua		32,710
Pérdida por nuevas disposiciones normativas en compañía subsidiaria		25,798
Menos partidas en resultados que no requirieron Recursos:		
Depreciación	**590,788**	549,460
Deterioro	**19,613**	
Baja de valor de instalaciones abandonadas		32,893
Impuestos diferidos	**(6,148)**	(6,708)
Recursos netos obtenidos en resultados	**552,755**	1,043,854
Cambios netos en el capital de trabajo, excepto tesorería	**(1,227,049)**	(1,440,223)
Recursos netos (utilizados en) actividades de operación	**(674,294)**	(396,369)
Financiamiento:		
Nuevos financiamientos	**11,642,114**	10,472,393
Pagos de financiamientos	**(10,686,600)**	(10,411,630)
Efectos de variación de la deuda a pesos constantes	**(110,790)**	(34,087)
Disminución de capital social y utilidades acumuladas por compra de acciones propias	**(161,457)**	(155,452)
Aportación de capital social y prima en suscripción de acciones		1,885,598
Superávit por compra de interés minoritario		336,300
Recursos generados por (utilizados en) actividades de financiamiento	**683,267**	2,093,122
Inversiones:		
Adquisición de goodguys.com	**23,791**	
Adquisición de Good Guys, neto de efectivo adquirido		(506,110)
Compra de interés minoritario		(2,221,898)
Adiciones de propiedades y equipo, menos valor neto de retiros	**(417,493)**	(395,164)
Inversiones	**71,250**	1,470,767
Otros activos	**1,570**	57,499
Recursos utilizados en actividades de inversión	**(320,882)**	(1,594,906)
(Disminución) aumento de efectivo y equivalentes	**(311,909)**	101,847
Efectivo y equivalentes al principio del período	**1,300,119**	1,198,272
Efectivo y equivalentes al fin del período	**$ 988,210**	$ 1,300,119

Las notas adjuntas son parte integrante de este estado financiero.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Notas a los estados financieros consolidados

Al 31 de diciembre de 2004 y 2003

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

1. Descripción de la Compañía

U.S. Commercial Corp., S.A. de C.V. ("US Commercial Corp" o la "Compañía"), es tenedora del 100% de las acciones de Commercial LLC y de CompU LLC, respectivamente; quienes a su vez poseen el 63.7% y 36.3% de las acciones de CompUSA, Inc y Subsidiarias ("CompUSA").

Hasta octubre de 2003, Commercial LLC era tenedora del 51% de las acciones de CompUSA, en noviembre de 2003, Commercial LLC incrementó su porcentaje de participación al 63.7%, mediante la aportación de US$ 125 millones en efectivo. Como resultado, el porcentaje de partición de CompU LLC en el capital social de CompUSA disminuyó del 49% al 36.3%.

El 23 de diciembre de 2003, Sercotel, S.A. de C.V (Sercotel) vendió a la Compañía su participación del 100% en el capital de CompU LLC a cambio de $ 187,036 en efectivo y una participación de aproximadamente 29.7% en U.S. Comercial Corp. Esta operación generó un superávit en la compra, el cuál, debido a que se trata de una operación entre empresas bajo control común, se registró en el capital contable como un superávit por compra de interés minoritario.

CompUSA, se dedica principalmente a la operación de tiendas especializadas de computadoras personales, software, accesorios y servicios relacionados, en los Estados Unidos de América (EUA) y Puerto Rico.

2. Políticas y prácticas contables

A continuación se resumen las principales políticas y prácticas contables utilizadas por la Compañía en la preparación de sus estados financieros:

a) Consolidación

Los estados financieros consolidados incluyen los de US Commercial Corp. y sus subsidiarias. Todos los saldos y transacciones intercompañías importantes han sido eliminados en los estados financieros consolidados adjuntos.

En 2003, el interés minoritario representaba el porcentaje de la participación accionaria indirecta de América Móvil, S.A. de C.V. en CompUSA, a través de Sercotel.

b) Reconocimiento de los efectos de la inflación en la información financiera

La Compañía incorpora los efectos de la inflación en la información financiera con base en las disposiciones del Boletín B-10 "Reconocimiento de los efectos de la inflación en la información financiera", emitido por el Instituto Mexicano de Contadores Públicos, A.C. (IMCP); consecuentemente, las cifras de los estados financieros y sus notas se expresan en miles de pesos de poder adquisitivo al 31 de diciembre de 2004.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

Las tasas de inflación de los países en dónde opera la Compañía son las siguientes:

	%	
	2004	2003
Estados Unidos de América	3.26	1.88
México	5.19	3.98

Para reconocer los efectos de la inflación en términos de poder adquisitivo de moneda de cierre, se procedió como sigue:

Los inventarios se valúan por el método de costos promedios y se presentan a su valor de reposición, el cual no excede a su valor de mercado.

Las propiedades y equipos se registran originalmente al costo de adquisición o a su valor de mercado a la fecha de adquisición y se actualizan utilizando el índice de inflación del país de origen. La depreciación es calculada sobre el valor actualizado de los activos utilizando el método de línea recta con base en la vida útil estimada de los activos como se menciona continuación:

Muebles, enseres y equipo	3 a 10 años
Mejoras a locales arrendados e inmuebles y equipo bajo contratos de arrendamiento capitalizable	Vida útil estimada del activo o duración del contrato, el que sea menor, por lo general de 10 a 15 años

Las cuentas de capital social y resultados acumulados de US Commercial Corp fueron actualizados mediante factores de ajuste derivados del Índice Nacional de Precios al Consumidor (INPC), desde su fecha de aportación o generación.

Los ingresos y gastos que afectan o provienen de una partida monetaria, se actualizan del mes en que ocurren hasta el cierre, utilizando factores de inflación del país de origen.

Los costos, gastos e ingresos que provienen de partidas no monetarias se actualizan hasta el cierre, en función del activo no monetario que se consumió o vendió.

La utilidad por posición monetaria representa el impacto de la inflación en los activos y pasivos monetarios. Los importes relativos se incluyeron en el estado de resultados como parte del resultado integral de financiamiento.

En otras partidas de utilidad integral que se presentan en los estados consolidados de variaciones en el capital contable, se forma principalmente por el efecto de conversión de subsidiarias extranjeras.

El estado de cambios en la situación financiera se elabora conforme al Boletín B-12 "Estado de Cambios en la Posición Financiera" con base en los estados financieros

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

expresados en pesos constantes. Los orígenes y las aplicaciones de recursos representan el cambio en pesos constantes en las diferentes partidas del balance general, que se derivan o inciden en el efectivo. Las ganancias monetarias y cambiarias, se consideran como partidas que no requirieron el uso de recursos.

c) Bases de conversión de estados financieros de subsidiarias extranjeras

Los estados financieros de las subsidiarias extranjeras, los cuales en forma conjunta representan el 100% de las ventas netas consolidadas y aproximadamente el 98% de los activos totales en 2004 y 2003, respectivamente, se convierten a pesos mexicanos como sigue:

- Los saldos reportados por las subsidiarias en el extranjero se convierten de los principios de contabilidad generalmente aceptados en EUA a los principios de contabilidad generalmente aceptados en México. Dicha conversión incluye, entre otros ajustes, el reconocimiento de los efectos de inflación de conformidad con lo establecido en el Boletín B-10 (tal como se describe en el inciso b anterior) usando factores de actualización basados en la inflación de cada país.

- Posteriormente, todos los renglones del balance general, con excepción de las cuentas de capital contable, fueron convertidos al tipo de cambio vigente al cierre del año. Las cuentas de capital contable fueron convertidas al tipo de cambio vigente en la fecha en que se efectuaron las aportaciones de capital y se generaron las utilidades. Las cuentas de resultados fueron convertidas al tipo de cambio al cierre del ejercicio reportado.

- Las fluctuaciones en el tipo de cambio y el efecto monetario derivado de partidas monetarias intercompañías no fueron eliminadas en los estados de resultados consolidados de conformidad con lo establecido en este Boletín.

La diferencia resultante del proceso de conversión se denomina "Efecto de conversión de entidades extranjeras" y se incluye en el capital contable en el rubro de "otras partidas de pérdida integral acumulada". Al 31 de diciembre de 2004 y 2003, las pérdidas derivadas de los efectos de conversión ascendieron a $ 242,415 y $ 442,219, respectivamente.

Los estados financieros al 31 de diciembre de 2003, fueron actualizados a pesos constantes al 31 de diciembre de 2004 con base en las disposiciones establecidas en el Boletín B-15.

d) Reconocimiento de ingresos

La Compañía reconoce los ingresos provenientes de la venta de mercancías cuando se ceden los riegos y beneficios de las mismas al cliente o cuando se efectúa el envío. La Compañía mantiene una estimación para devoluciones la cual es determinada con base en el índice histórico de devoluciones. Las ventas por servicios técnicos y entrenamiento a los clientes son reconocidas como ingresos al prestarse los servicios correspondientes. Los ingresos provenientes de tarjetas de obsequio son reconocidos al redimirse las mismas. .

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

La Compañía vende planes de garantía o servicio complementario (Contratos de No obligado) por cuenta de terceros no relacionados (el garante), y en menor grado, vende sus propios planes (contratos de Obligado), en aquellos estados que no permiten planes de servicio de terceros. Los ingresos provenientes de la venta de Contratos de No Obligado se reconocen en el momento de su venta netos de los gastos directos de venta. Los ingresos y gastos directos de venta bajo los contratos de Obligado, se reconocen proporcionalmente sobre el plazo de los contratos (por lo general de uno a cuatro años). Los gastos directos de venta se reconocen como parte del costo de ventas.

La mercancía entregada a la Compañía para reparación, bajo los planes de servicio complementario, es reparada por cuenta del garante y los ingresos correspondientes son reconocidos al proporcionarse los servicios. En agosto de 2004, varios estados de los EUA aprobaron leyes que derivaron en un cambio contable de los ingresos que fueron registrados como Contratos de Obligado al esquema de Contratos de No Obligado. La Compañía reconoció en 2004 ingresos por US$ 3.8 millones (equivalentes a $ 42,806) derivado de esta nueva legislación.

Los ingresos por concepto de anticipos de clientes por servicios de capacitación, son diferidos y reconocidos en el estado de resultados al proporcionarse los servicios.

Los ingresos provenientes de capacitación, venta de servicios técnicos y contratos de servicio de garantía, representan menos del 10% de los ingresos totales en 2004 y 2003.

e) Bonificaciones y descuentos de proveedores

La Compañía recibe periódicamente pagos de proveedores por concepto de publicidad compartida (Cooperative advertising) y desarrollo de mercado (Market development), respaldados por convenios celebrados con los mismos. Antes del 2003, la Compañía aplicaba dichos pagos a resultados como una disminución a los gastos por publicidad. En 2003, la Compañía cambió su método para la contabilización de los fondos recibidos reconociendo los mismos, como una disminución al precio de los productos del proveedor y consecuentemente, registrados como una reducción al costo de ventas al venderse el producto. Como resultado del cambio, la Compañía registró en 2003 un cargo por aproximadamente US$ 2.2 millones (equivalentes a $ 25,798).

f) Efectivo y valores equivalentes

El efectivo y equivalentes representado principalmente por depósitos bancarios, inversiones de alta liquidez con vencimientos no mayores a 90 días y el efectivo en caja de las tiendas (incluye pagos con tarjeta de crédito netos de cargos por comisiones), están registrados al costo más los intereses devengados, los cuales no exceden su valor de mercado.

g) Cuentas por cobrar

Se encuentran representadas por cuentas por cobrar a clientes corporativos, gubernamentales y para la educación, localizados en todo el territorio de los EUA; por lo que la Compañía considera que no tiene concentraciones importantes de riesgos crediticios. También incluye cuentas por cobrar por garantías (montos adeudados por compañías aseguradoras, derivados de reclamaciones de garantías por parte de los clientes).

La reserva para cuentas incobrables se determina tomando en cuenta diversos factores, incluyendo la experiencia de la Compañía respecto a pérdidas incurridas, la revisión de saldos de cuentas específicas y las condiciones comerciales y económicas. La reserva representa una estimación, por lo que las pérdidas reales pueden diferir si los eventos futuros varían de manera importante. La Compañía aplica, a la estimación para cuentas incobrables, los saldos de las cuentas por cobrar a clientes al dejar de realizar gestiones de cobranza.

CompUSA tiene celebrado con una compañía de servicios financieros ("la emisora") un contrato mediante el cual, la emisora maneja los programas relacionados con la tarjeta de crédito de CompUSA. Tanto las cuentas de los tarjetahabientes así como las cuentas por cobrar generadas por los mismos, son propiedad de la emisora. De conformidad con los términos del contrato, la emisora cobra una cuota a CompUSA para cubrir el costo derivado de proporcionar el crédito y hacer efectivas las cuentas por cobrar, las cuales no representan obligaciones para CompUSA.

h) Inversiones

Incluye obligaciones con vencimientos fijos y acciones. Las obligaciones con vencimientos fijos incluyen bonos de empresas privadas y gubernamentales, los cuales devengan intereses de acuerdo con la tasa contratada. El reconocimiento de intereses de obligaciones con vencimientos fijos en default se suspende si resulta poco probable que se efectúen pagos futuros en las fechas programadas. Las acciones incluyen acciones comunes.

Todas las inversiones en valores han sido clasificadas por la Compañía como "de negociación" y son presentadas a su valor justo, determinado con base en los precios cotizados en el mercado. Las utilidades no realizadas en dichos instrumentos se incluyen en el renglón de otros ingresos. Las (pérdidas) utilidades realizadas en la venta de inversiones en valores son reflejadas en el renglón de otros ingresos sobre la base de costo específico identificado.

Las inversiones en compañías afiliadas en las cuales la Compañía tiene una participación de menos del 10% son al costo.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

i) Crédito mercantil

El crédito mercantil representa la diferencia entre el precio de compra y el valor justo de los activos netos adquiridos a la fecha de su adquisición. El crédito mercantil no es amortizado, pero esta sujeto a un examen anual con el objeto de determinar su posible deterioro. Una pérdida por deterioro es reconocida si el valor neto en libros no es recuperable y excede su valor de recuperación; el importe de dicha pérdida corresponde a la diferencia entre ambos valores. Durante 2004 y 2003, no se determinaron pérdidas por deterioro en el crédito mercantil.

En diciembre de 2003, CompUSA adquirió las acciones representativas del capital social de Good Guys, Inc. ("Good Guys") por US$ 58.4 millones en efectivo (equivalentes a $679,279). Como resultado de la adquisición, CompUSA registró un crédito mercantil por US$37.0 millones (equivalentes a $ 431,027); el cual fue ajustado en 2004 por US$ 19.2 millones (equivalentes a $ 216,004), al determinarse los valores justos de los activos netos adquiridos (ver Nota 3).

Adicionalmente, durante 2004, se registró un crédito mercantil por US$ 2.7 millones (equivalentes a $ 30,595) derivado de la adquisición de goodguys.com, Inc. ("goodguys.com").

Un análisis del crédito mercantil al 31 de diciembre de 2004 y 2003, es como sigue:

	2004	2003
Saldo inicial	**$ 5,288,428**	$ 4,857,401
Adquisición de Good Guys		431,027
Adquisición de goodguys.com	**30,595**	
Ajuste derivado de la valuación a valor justo de los activos netos adquiridos en la compra de Good Guys	**216,004**	
Saldo final	**$ 5,535,027**	$ 5,288,428

j) Impuesto sobre la renta

La Compañía reconoce impuestos diferidos básicamente por todas las diferencias temporales entre los saldos contables y fiscales del balance general, aplicando la tasa fiscal vigente a la fecha de los estados financieros, o bien, la tasa aprobada a dicha fecha y que estará vigente al momento en que se estima que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán, respectivamente.

Se evalúan periódicamente los activos por impuestos diferidos, creando en su caso una estimación sobre aquellos montos por los que no existe una alta probabilidad sobre su recuperación.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

k) Fluctuaciones cambiarias

Las operaciones en monedas extranjeras se registran al tipo de cambio en vigor a la fecha de su celebración. Los activos y pasivos en monedas extranjeras se valúan al tipo de cambio de la fecha del balance. Las diferencias cambiarias se aplican a resultados.

l) Reserva para cierre de instalaciones

CompUSA mantiene una reserva para obligaciones futuras por concepto de rentas, costos de inactividad, y otros costos relacionados con el cierre de instalaciones, principalmente por las tiendas cerradas y reubicadas.

Dichas reservas son calculadas por el monto de futuras obligaciones por concepto de renta durante el plazo restante del contrato de arrendamiento (disminuido del ingreso proveniente del subarrendamiento) o el cargo por concepto de terminación anticipada del contrato, el que sea menor. Los valores en libros de los activos de larga vida correspondientes a tiendas identificadas para su cierre son depreciados a una tasa acelerada hasta la fecha de cierre de la tienda. Las reservas para cierre de instalaciones en 2004 y 2003 ascendieron a US$17.5 y US$22.9 millones (que equivalen a $ 197,134 y $ 266,361), respectivamente, incluidas en el rubro de Otras cuentas por pagar y pasivos acumulados. La determinación de las reservas depende de la capacidad de la administración de efectuar estimaciones razonables de los costos a ser incurridos con posterioridad al cierre y del ingreso proveniente del subarrendamiento a obtenerse de los subarrendadores. Las reservas podrían variar de manera importante en caso de haber variaciones de importancia en las condiciones de mercado que no distinguen las suposiciones que sirvieron de base para los cálculos efectuados por la administración.

En 2003, CompUSA efectuó un cargo por US$2.8 millones (equivalentes a $ 32,893), relacionado con las instalaciones corporativas abandonadas en 2000. Las obligaciones por concepto de la renta futura de las instalaciones habían sido compensadas en su mayoría por los ingresos por subarrendamiento, hasta finales del ejercicio de 2002. El cargo por concepto de deterioro corresponde a la renta futura y otros gastos en la medida en que dichos importes exceden los ingresos estimados derivados del subarrendamiento de las instalaciones.

CompUSA asumió reservas de tiendas por aproximadamente US$11.3 millones (equivalentes a $ 122,203) como resultado de la adquisición de Good Guys.

A continuación se presenta un análisis de movimientos en las cuentas relacionadas con la clausura de instalaciones registradas en otros pasivos acumulados:

	2004	2003
Saldo al inicio del ejercicio	**$ 266,361**	$ 179,465
Adiciones cargadas a costos y gastos	**14,971**	68,320
Reserva para tiendas cerradas de Good Guys	**18,706**	103,497
Pago de obligaciones por concepto de renta	**(102,904)**	(84,921)
Saldo al final del ejercicio	**$ 197,134**	$ 266,361

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

m) Deterioro de activos

Anualmente se evalúan las posibles pérdidas por deterioro de los activos de larga duración (principalmente propiedades, planta y equipo). Una pérdida por deterioro es reconocida si el valor neto en libros de dichos activos no es recuperable y excede su valor de recuperación; el importe de dicha pérdida corresponde a la diferencia entre ambos valores. La recuperación del monto de los activos identificados con localidades específicas es determinada comparando los flujos de efectivo descontados presupuestados generados por dichos activos contra su valor neto en libros.

Durante el 2004, la Compañía registró un deterioro de US$ 1.7 millones (equivalente a $ 19,613) con relación a sus propiedades y equipo de larga vida en 12 tiendas Good Guys.

n) Gastos de publicidad

Los gastos por concepto de publicidad se reconocen en resultados conforme se incurren. El gasto del ejercicio, disminuido de los reembolsos efectuados por vendedores, ascendió a US$48.1 y US$68.5 millones en 2004 y 2003 (equivalentes a $ 541,837 y $ 796,758), respectivamente.

o) Costos de preapertura

Los costos incurridos con anterioridad a la fecha del inicio de operaciones de nuevas tiendas son llevados a resultados al incurrirse.

p) Utilidad por acción

La utilidad por acción se determina dividiendo la utilidad neta mayoritaria del año entre el promedio ponderado de las acciones en circulación. Las acciones recompradas por la Compañía han sido excluidas del cálculo.

La pérdida por acción por operación discontinua, y la pérdida por acción por nuevas disposiciones normativas, se determinó dividiendo estos conceptos entre el correspondiente número de acciones, determinando como se menciona en el párrafo anterior.

q) Resultado integral

La pérdida integral en U.S. Commercial Corp está conformada por la utilidad (pérdida) neta del período presentada en el estado de resultados, más los efectos en el período del resultado por conversión de subsidiarias en el extranjero.

r) Reclasificaciones

Algunas de las cifras de los estados financieros de 2003, han sido reclasificadas para conformar su presentación con la utilizada en el ejercicio de 2004.

s) Uso de estimaciones

La preparación de estados financieros de acuerdo con principios de contabilidad generalmente aceptados, requiere del uso de estimaciones en la valuación de algunos de sus renglones. Los resultados reales pueden diferir de las estimaciones realizadas.

3. Adquisición de Good Guys y goodguys.com

El 19 de diciembre de 2003, CompUSA adquirió las acciones representativas del capital social de Good Guys por US$58.4 millones en efectivo (equivalentes a $ 679,279). Dicha adquisición fue financiada con los recursos provenientes de la emisión de acciones comunes de CompUSA a Commercial LLC como se menciona en la Nota 1. Como resultado de la adquisición, CompUSA registró un crédito mercantil por US$37.0 millones (equivalentes a $ 431,027).

En el 2004, la Compañía registró US$ 19.2 millones adicionales de crédito mercantil (equivalentes a $ 216,004) derivados del ajuste a valor de mercado de los activos netos adquiridos. Los ajustes consistieron en US$ 8.9 millones relacionados con la extensión de planes de servicio, US$ 6.2 millones por deterioro y finiquitos relacionados con el cierre de la oficina corporativa y US$ 4.1 millones por otros ajustes.

A continuación se presenta un resumen de los activos adquiridos y los pasivos asumidos, ambos expresados a su valor justo estimado a la fecha de adquisición:

	Miles de dólares históricos a la fecha de adquisición	
Activo:		
Inventarios	US$	131,070
Efectivo		14,907
Cuentas por cobrar y otros activos		5,030
Inmuebles y equipo		32,607
		183,614
Pasivos:		
Cuentas por pagar y pasivo acumulado	(	118,318)
Documentos por pagar	(	58,074)
Documentos por pagar a la Compañía	(	5,000)
Valor justo estimado del activo neto adquirido		2,222
Crédito mercantil		56,198
Importe pagado	US$	58,420

El 25 de marzo de 2004, la Compañía compró todas las acciones en circulación de goodguys.com, por US$ 2.4 millones en efectivo (equivalentes a $ 27,036). Previo a la compra, Good Guys mantenía el 20% de las acciones de goodguys.com, le otorgaba derechos de uso de marca y mantenía un contrato para el suministro de productos por un precio superior al costo.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

4. Valores negociables

A continuación se presenta un resumen al 31 de diciembre de 2004 y 2003:

	2004	2003
	Valor justo	Valor justo
Bonos gubernamentales:		
México, tasa de interés del 4.7%	**$ 29,275**	$ 47,573
Bonos corporativos:		
MCI Worldcom, los intereses están suspendidos debido a incumplimiento del emisor		342,897
Inversiones en acciones:		
MCI, Inc.	**289,945**	
Total de valores negociables	**$ 319,220**	$ 390,470

En relación con la reorganización de MCI WorldCom del 2003, el 23 de enero de 2004, la Compañía convirtió su participación en WorldCom Senior Debt, en 14.28 acciones (por US$1,000 de deuda) ordinarias no registradas de MCI Inc. La Compañia registró el valor de las acciones ordinarias de MCI Inc., a la fecha de la conversión, a US$ 24.51 por acción, o sea US$ 30.8 millones por el total de la inversión, basado en el valor justo del WorldCom Senior Debt en la fecha de la conversión. El valor registrado fue US$ 1.3 millones superior al valor en libros de la inversión en MCI WorldCom al 26 de diciembre de 2003. A partir de la fecha de la conversión, y hasta diciembre 2004, la Compañía registró pérdidas no realizadas en las acciones ordinarias de MCI Inc., por un monto de US$ 5.6 millones (equivalentes a $ 63,082). A partir del 31 de diciembre de 2004, las acciones de MCI Inc., no pueden ser vendidas mientras no sean registradas, según lo requieren las leyes de valores de los Estados Unidos.

En enero y febrero de 2005, MCI recibió propuestas para su adquisición por parte de Verizon Communications, Inc. y también de Qwest Communications International, Inc. Los accionistas de MCI siguen evaluando las propuestas de ambas corporaciones.

5. Cuentas por cobrar

Las cuentas por cobrar se integran como sigue:

	2004	2003
Clientes	**$ 277,306**	$ 260,487
Cuentas por cobrar por garantías	**187,232**	199,701
Otras cuentas por cobrar	**53,195**	26,721
	517,733	486,909
Menos		
Reserva para cuentas de cobro dudoso	**(51,593)**	(20,692)
Total	**$ 466,140**	$ 466,217

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

El cargo a resultados por concepto de cuentas incobrables ascendió a US$ 3.2 millones en 2004 y US$0.7 millones en 2003 (equivalentes a $ 36,047 y $ 8,142). Dichos importes se incluyen en renglón de gastos generales, de venta y de administración en los estados de resultados consolidados adjuntos.

6. Inventarios

Los inventarios se integran como sigue:

	2004	2003
Producto terminado	**$ 7,802,293**	$ 8,399,600
Mercancías en tránsito	**192,707**	209,147
	7,995,000	8,608,747
Menos: Reserva para inventarios obsoletos	**(218,075)**	(439,218)
	$ 7,776,925	$ 8,169,529

7. Propiedades y equipo

a) El rubro de propiedades y equipo se integra como sigue:

	2004	2003
Muebles, enseres y equipo	**$ 3,073,417**	$ 3,043,394
Mejoras a locales arrendados	**1,465,541**	1,391,681
Arrendamientos capitalizables	**273,964**	281,059
	4,812,922	4,716,133
Menos: Depreciación acumulada	**2,468,463**	2,116,832
	2,344,459	2,599,301
Construcciones en proceso	**83,652**	21,718
	$ 2,428,111	$ 2,621,019

b) La depreciación de los ejercicios terminados el 31 de diciembre de 2004 y 2003 ascendió aproximadamente a US$ 52.4 y US$ 47.1 millones, respectivamente (equivalentes a $ 590,788 y $ 549,460).

8. Otras cuentas por pagar y pasivos acumulados

Al 31 de diciembre de 2004, Otras cuentas por pagar y pasivos acumulados incluyen provisiones para gastos que se analizan de la siguiente manera:

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

	Saldos al 31 de diciembre de 2003	Incremento del año	Pagos	**Saldos al 31 de diciembre de 2004**
Salarios y beneficios	$ 616,879	3,081,925	(3,119,185)	**$ 579,619**
Impuestos por pagar	559,383	3,821,865	(3,769,423)	**611,825**
Reserva para cierre de instalaciones cerradas	266,361	33,677	(102,904)	**197,134**
Otras cuentas por pagar y pasivos acumulados	1,265,406	7,499,597	(7,448,571)	**1,316,432**
	$ 2,708,029	14,437,064	(14,440,083)	**$ 2,705,010**

9. Deuda

La integración de la deuda al 31 de diciembre de 2004 y 2003, es como sigue:

	2004	2003
Línea de crédito revolvente, garantizada con inventarios y cuentas por cobrar, con interés promedio ponderado de 4.42% y vencimiento en enero de 2007	**$ 2,237,189**	$ 1,314,127
Línea de crédito revolvente con afiliada, no garantizada, con interés promedio ponderado de 4.10%, y vencimiento en febrero de 2007	**1,013,832**	1,046,836
Pagaré subordinado con afiliada, no garantizado, con interés de 5.25%, y vencimiento en junio de 2009	**1,392,611**	1,437,945
	4,643,632	3,798,908
Porción circulante		287,589
Total de deuda a largo plazo	**$ 4,643,632**	$ 3,511,319

Los vencimientos de la deuda a largo plazo al 31 de diciembre de 2004 son como sigue:

2006	$ 116,050
2007	3,715,221
2008	464,200
2009 y posteriores	348,161
	$ 4,643,632

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

En 2002, la Compañía estableció una línea de crédito revolvente con un consorcio de bancos e instituciones financieras por un monto máximo de US$ 500 millones y vencimiento en enero de 2007. Los inventarios y las cuentas por cobrar sirven de garantía para el crédito, el cual devenga intereses a la tasa base del banco o a la tasa LIBOR más 1.25 a 2.50%. El monto base del préstamo se determina con base en los saldos de ciertas cuentas por cobrar e inventarios, así como con el cumplimiento de ciertas restricciones financieras. Así mismo, el contrato de crédito requiere que se mantenga una disponibilidad mínima y limita la deuda subordinada a US$378.6 millones. Al 31 de diciembre de 2004, la deuda subordinada ascendió a US$213.6 millones y el monto base para los préstamos ascendía a US$436.8 millones (equivalentes a $ 2,406,161 y $ 4,920,465, respectivamente).

Al 31 de diciembre de 2004, la Compañía ha utilizado US$198.6 millones de esta línea de crédito y US$37.4 millones bajo cartas de crédito (equivalentes a $ 2,237,189 y $ 421,304, respectivamente). Los intereses pagados en 2004 y 2003 ascendieron a US$7.7 y US$3.8 millones, respectivamente (equivalentes a $ 86,738 y $ 44,200). Al 31 de diciembre de 2004, la Compañía cumple con todas las restricciones bajo la línea de crédito.

En 2000, la Compañía estableció una línea de crédito revolvente no garantizada por US$150 millones con Banco Inbursa (afiliada), con vencimiento en 2003. El crédito devenga intereses a una tasa determinada con base en prórrogas de pagarés a corto plazo. En noviembre de 2002, la Compañía extendió el plazo del vencimiento al 31 de marzo de 2006. Al 31 de diciembre de 2004, la Compañía ha utilizado US$90 millones de esta línea de crédito y US$25 millones bajo cartas de crédito (equivalentes a $ 1,013,832 y $ 281,620, respectivamente) y mantiene un saldo disponible de US$35 millones (equivalentes a $ 394,268). Los intereses pagados en 2004 y 2003 ascendieron a US$3.4 y US$3.1 millones, respectivamente (equivalentes a $ 38,300 y $ 36,057).

En 2001, la Compañía obtuvo un préstamo de Banco Inbursa por US$123.6 millones (equivalentes a $ 1,392,611 al 31 de diciembre de 2004), que devenga intereses a la tasa LIBOR a 90 días más 3.25%. En junio de 2004, el vencimiento del primer pago de capital fue refinanciado para que este sea en septiembre de 2006. Los intereses devengados en 2004 y 2003 ascendieron aproximadamente a US$5.9 millones (equivalentes a $ 66,462).

10. Contrato de mercadotecnia

En abril de 2001, CompUSA firmó un contrato de mercadotecnia con un proveedor de Internet, a través del cual CompUSA promovería a través de sus tiendas, membresías de los servicios del proveedor. Bajo este contrato, CompUSA recibió un pago anticipado de US$ 24 millones, de los cuales US$10 millones fueron designados como anticipos a cuenta de comisiones sobre la venta de membresías. Los US$10 millones se registran como ingresos en el momento en que CompUSA vende las membresías. Al cierre de 2003, los US$10 millones se habían devengado en su totalidad. Los US$14 millones restantes se habían devengado en su totalidad al cierre de 2004. CompUSA reconoció aproximadamente US$6.5 y US$2.8 millones (equivalentes a $ 73,221 y $ 33,179) como ingresos en 2004 y 2003, respectivamente.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

En septiembre de 2004, el contrato anteriormente mencionado fue dado por terminado y se celebró un nuevo contrato en el que las comisiones sobre las ventas de membresías se pagan conforme estas se realizan.

11. Obligaciones laborales

En México

US Commercial Corp. no tiene empleados, consecuentemente no tiene obligaciones de carácter laboral, ni responsabilidades derivadas de la Ley Federal del Trabajo en México.

En EUA

CompUSA ha establecido un plan de participación de utilidades por contribuciones definidas (el "Plan 401(K)"), que cubre a empleados de CompUSA y sus subsidiarias que tienen por lo menos 21 años de edad. Los empleados elegibles pueden participar a partir del primer día del trimestre calendario siguiente a su fecha de contratación.

Las contribuciones hechas al Plan 401(k) y al plan de compensación diferida, consisten en contribuciones hechas por los empleados antes de impuestos, como porcentaje de la compensación de cada empleado participante y una contribución equivalente aportada por CompUSA hasta por un monto específico. CompUSA puede hacer contribuciones adicionales a alguno o a ambos planes, a discreción de su Consejo de Administración. Los gastos totales de CompUSA por contribuciones al Plan 401(k) y al plan de compensación diferida ascienden aproximadamente a US$1.3 y US$1.4 millones (equivalentes a $ 14,644 y $ 16,283) al 31 de diciembre de 2004 y 2003, respectivamente. En el mes de mayo de 2003, la Compañía, dio por terminado el plan de compensación diferida de CompUSA el cual permite que los funcionarios y empleados que reúnan determinados requisitos, difieran una parte de su compensación. Al darse por terminado, los activos del plan que ascendían a US$ 4.1 millones (equivalentes a $ 47,689) fueron liquidados y el producto obtenido fue distribuido entre los participantes.

A partir del 28 de diciembre de 2003, CompUSA reemplazó el Plan de Incentivos a largo plazo establecido en 2000, (a través del cual sus funcionarios obtenían incentivos mediante opciones sobre acciones del capital de CompUSA y otros incentivos o una combinación de ambos) por el Plan de Incentivos a largo plazo del 2004 basado en unidades. Quienes participan en el plan de 2004, podrán obtener bonos anuales con base en el número de unidades ganadas durante el año y con base en el desempeño de CompUSA. El plan está limitado a directores, gerentes generales de las tiendas y otros empleados clave. Al adoptarse el nuevo plan, los participantes pueden voluntariamente cancelar las opciones sobre las acciones de capital de CompUSA ganadas y convertirlas a unidades bajo el nuevo plan. Al 31 de diciembre de 2004, aproximadamente el 80% de las opciones en circulación a esa fecha fueron convertidas en unidades bajo el nuevo plan.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

12. Capital Contable

a) Al 31 de diciembre de 2004 y 2003, el capital social de US Commercial Corp. está representado como se muestra a continuación:

	2004	2003
	ACCIONES	ACCIONES
Serie "B-1" representativa de la porción fija del Capital sin derecho a retiro	**1,474,115,267**	1,474,115,267
Acciones en tesorería	**(24,750,000)**	(24,750,000)
Acciones pendientes de suscripción y pago	**(62,033,837)**	(62,033,837)
Acciones recompradas en tesorería	**(138,064,427)**	(107,728,795)
Total de acciones suscritas y pagadas	**1,249,267,003**	1,279,602,635

b) En Asamblea General Extraordinaria de Accionistas celebrada el 1° de diciembre de 2003 se acordó aumentar el capital social en su parte fija por la cantidad de $172,553 (histórico), mediante la emisión de 447,531,457 nuevas acciones de la serie B-1, ordinarias, nominativas, sin expresión de valor nominal, de las cuales 385,497,620 $147,573 fueron suscritas y pagadas y 62,033,837 $24,980 se encuentran pendientes de suscripción.

c) De acuerdo con la Ley del Mercado de Valores, ya no se requiere establecer una reserva para la adquisición de acciones propias. En 2004 y 2003, las acciones propias adquiridas son aplicadas al capital contable.

d) Al 31 de diciembre de 2003 el saldo de la reserva para la adquisición de acciones propias fue cancelada.

e) De acuerdo con la Ley de Sociedades Mercantiles, se debe separar de la utilidad del año por lo menos el 5% para incrementar la reserva legal hasta que ésta alcance como mínimo, el 20% del capital social.

13. Operaciones discontinuadas

En 2003, CompUSA cerró tres tiendas que operaban bajo el nombre "Cozone". Las tiendas Cozone eran relativamente pequeñas y vendían productos de mayor precio en tiendas de gran tráfico. Las tiendas fueron cerradas ya que no resultaban redituables y CompUSA se estaba concentrando en la expansión de su línea de productos electrónicos para el consumidor en sus supertiendas.

A partir del segundo trimestre de 2003, estas tiendas se presentan como operaciones discontinuadas. Los activos y pasivos de Cozone no son de importancia. A continuación se presenta un análisis de los resultados de las operaciones discontinuadas de Cozone:

	2003
Ventas netas de operaciones discontinuadas	$ 21,984
Pérdida neta de operaciones discontinuadas	$ (32,710)

14. Operaciones con partes relacionadas

CompUSA adquiere servicios de atención de llamadas telefónicas de The Telvista Company (TTC), una empresa afiliada, bajo control común de ciertos accionistas. CompUSA considera que estas compras son realizadas a valores equiparables a aquéllas que se obtendrían de terceros no relacionados. Las compras realizadas en 2004 y 2003, ascendieron a US$11.6 millones y US$16.9 millones, respectivamente (equivalentes a $ 130,672 y $ 196,572). Asimismo, CompUSA lleva a cabo ciertas funciones administrativas para TTC. En los años 2004 y 2003, la Compañía incurrió y facturó gastos por concepto de dichos servicios a TTC por US$1.1 millones y US$1.3 millones, respectivamente (equivalentes a $ 12,391 y $ 15,123). El saldo neto de cuentas por pagar a TTC era de US$0.6 millones y US$2.2 millones al 31 de diciembre de 2004 y 2003, respectivamente (equivalentes a $ 6,759 y $ 26,625).

No se han celebrado contratos fuera del curso normal de operaciones entre TTC y CompUSA; tampoco existen garantías por cuenta de terceros.

En el curso normal de sus operaciones, CompUSA vende productos y servicios a otras empresas afiliadas a precios equiparables a aquellos que cobra a sus principales clientes. Los ingresos de CompUSA provenientes de empresas afiliadas en 2004 y 2003 no fueron significativos. Las cuentas por cobrar a dichas afiliadas ascendieron a US$134 y US$133, (miles) aproximadamente al 31 de diciembre de 2004 y de 2003, respectivamente (equivalentes a $ 1,509 y $ 1,547).

CompUSA ha registrado préstamos por aproximadamente US$214 millones otorgados por Banco Inbursa, una afiliada (véase Nota 9).

15. Posición y operaciones en moneda extranjera

a) Al 31 de diciembre de 2004 y 2003, US Commercial Corp en lo individual tenía los siguientes activos monetarios denominados en moneda extranjera.

	Moneda extranjera (en miles)	
	2004	2003
Activos	**US$ 227**	US$ 205

Los tipos de cambio utilizados para la conversión a pesos mexicanos de los importes antes mencionados al 31 de diciembre 2004 y 2003 fueron $11.26 y $11.23 por dólar americano.

b) Durante los ejercicios de 2004 y 2003, US Commercial Corp en lo individual tuvo operaciones denominadas en moneda extranjera como se muestra a continuación.

	Dólares norteamericanos (en miles)	
	2004	2003
Intereses a favor	**US 4**	**US$ 1,641**
Otros ingresos y productos, neto	**203**	**1,301**
Gastos	**1,779**	**141**

16. Compromisos y contingencias

a) CompUSA renta equipo bajo contratos de arrendamiento que vencen en diversas fechas hasta el 2009. Asimismo opera en instalaciones rentadas bajo contratos de arrendamiento puro no cancelables, que vencen en diversas fechas hasta el 2022, la mayoría de los cuales contienen opciones de renovación y requieren que se pague una parte proporcional del mantenimiento de áreas comunes.

Al 31 de diciembre de 2004, los pagos futuros mínimos bajo los contratos de arrendamiento con plazos iniciales o remanentes no cancelables mayores a un año, son como sigue:

Ejercicio	Arrendamientos Financieros	Arrendamientos Puros
2005	$ 29,593	$ 1,757,602
2006	25,368	1,675,616
2007	25,920	1,488,722
2008	24,534	1,308,643
2009	24,534	1,113,706
Siguientes	338,350	4,273,955
		$ 11,618,244
Total de pagos mínimos por arrendamiento	468,299	
Menos intereses	265,791	
Valor presente de los pagos mínimos por arrendamiento	202,508	
Menos porción circulante	7,638	
Obligaciones de arrendamiento financiero con vencimiento a más de un año	$ 194,870	

Los gastos de arrendamiento, netos de ingresos por arrendamiento de US$1.4 millones y US$0.6 millones (equivalentes a $ 15,771 y $ 6,978), fueron de US$161.1 y US$118.2 millones en 2004 y 2003, respectivamente (equivalentes a $ 1,814,759 y $ 1,374,844).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

b) CompUSA tenía celebrado con un proveedor de telecomunicaciones un contrato mediante el cual, CompUSA se comprometía a incurrir en gastos por un monto mínimo anual predeterminado. CompUSA avisó al proveedor de telecomunicaciones antes de iniciar el último año de vigencia del contrato, que a partir del 31 de octubre de 2003, iba a descontinuar el uso de los servicios bajo el contrato y que se liberaba de sus obligaciones, en virtud de que el proveedor había incurrido en incumplimiento esencial del contrato. En opinión de CompUSA, dicho incumplimiento esencial por parte del proveedor podría dar derecho a CompUSA una recuperación hasta por US$10 millones (equivalentes a $ 116,315) por daños y perjuicios. El proveedor ha presentado una reclamación afirmando que CompUSA le debe US$8.4 millones aproximadamente (equivalentes a $ 97,704) bajo los términos del contrato. CompUSA no puede estimar el resultado final de la disputa. En caso de no resolverse amistosamente, CompUSA piensa entablar una acción judicial contra el proveedor y a defenderse contra cualquier reclamación por parte del proveedor.

c) El 14 de junio de 2004, una persona presentó una demanda en el Tribunal Superior del estado de California por daños derivados de una clasificación equívoca y el incumplimiento del pago de horas extras, así como el incumplimiento en el suministro de alimentos y períodos de descanso, incumplimiento en el pago de bonos/comisiones adecuados, incumplimiento en el mantenimiento de registros apropiados y penalizaciones por tiempos de espera, todo esto al amparo de la ley del estado de California y en nombre del demandante y otros individuos en igualdad de circunstancias. La Compañía no puede formar un juicio probable o remoto de que el resultado del caso no la favorezca y tampoco puede predecir un estimado del monto o el rango de una pérdida potencial, si es que existiere. En este momento, la Compañía pretende defenderse vigorosamente contra la demanda básica y cualesquier esfuerzo que se realice por certificar el caso como un caso popular. En caso que la Compañía no llegue a un acuerdo con los demandantes o no logre defender su posición, se podrían ver material y adversamente afectadas su situación financiera y su estado de resultados.

d) En enero 2000 COC Services, LTD ("COC Services") presentó una demanda contra CompUSA, Inc. (CompUSA) en Dallas, Texas, aseverando varias reclamaciones contractuales y de responsabilidad civil contra CompUSA, derivadas de una carta de intención para franquicias de tiendas en México Se incluyeron como co-demandados a Grupo Carso, Grupo Sanborns y a Carlos Slim Helú, entre otros (los "Codemandados"). Después de seguir el proceso legal, el 18 de mayo de 2001 el juez emitió sentencia por US$121.5 millones contra diversos de los demandados.

El 26 de agosto de 2004, el tribunal de apelación emitió una decisión unánime de tres jueces a favor de los Codemandados. El tribunal de apelación revocó la decisión de 2001 emitida por el juez de primera instancia, y resolvió que COC Services no tiene derecho de obtener compensación alguna. El tribunal de apelación rechazó la contención de COC Services que CompUSA no cumplió con su acuerdo para abrir tiendas en México, al contrario, concluyó que nunca existió un contrato entre COC Services y CompUSA y no encontró evidencia alguna que los Codemandados hubiesen interferido con un supuesto contrato.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

COC ha solicitado una reconsideración de la decisión del tribunal de apelación que fue rechazada, y también puede buscar recurso en la corte suprema del estado de Texas.

e) El 4 de abril de 2000, la Fundación Lemelson presentó una demanda en contra de CompUSA por supuestas violaciones de los patentes sobre la tecnología que permite la lectura de códigos de barras. CompUSA presentó su respuesta y entabló una contrademanda el 2 de octubre de 2000. Esta demanda ha sido suspendida en espera de la resolución de una acción relacionada. Si CompUSA no llega a un acuerdo con los demandantes o si no tiene éxito en defender su postura, la situación financiera y los resultados de la Compañía podrían verse afectados de manera adversa.

f) CompUSA es parte de varias demandas que se han presentado en el curso normal de sus operaciones. La administración no espera que la resolución de estos asuntos pendientes tenga un impacto negativo sobre el balance general ni el estado de resultados consolidados.

17. Impuesto sobre la renta (ISR) e impuesto al activo (IMPAC)

En México

a) Régimen de impuesto sobre la renta y al activo

1) Las compañías constituidas en México están sujetas al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC).

2) Al 31 de diciembre de 2004 y 2003, US Comercial Corp. incurrió en una (pérdida) utilidad fiscal por ($ 21,782) y $ 58,165 (nominal). La tasa del impuesto sobre la renta aplicable en los ejercicios de 2004 y 2003 fue del 33% y 34%, respectivamente.

Como parte de las reformas promulgadas por el ejecutivo federal en México, a partir del ejercicio 2005, la tasa de impuesto sobre la renta será del 30%, la cual tendrá una disminución gradual de 1 punto en cada ejercicio, hasta que en el 2007, se ubique en el 28%.

3) El impuesto al activo es un impuesto mínimo que se causa sobre el valor promedio neto de la mayoría de los activos disminuido de ciertos pasivos. El ISR puede acreditarse contra el impuesto al activo debiéndose pagar únicamente el monto que exceda al ISR del año. El IMPAC de US Comercial Corp. por los años terminados el 31 de diciembre de 2004 y 2003 ascendió a $ 11,170 y $ 14,256 (nominal), respectivamente.

Al 31 de diciembre de 2004, el saldo de la "Cuenta de Aportación de Capital Actualizado" (CUCA),y la "Cuenta de Utilidad Fiscal Neta" (CUFIN) ascendieron a $ 3,536 y $ 3,625 respectivamente.

4) Los efectos fiscales de las diferencias temporales que generan un pasivo de impuestos diferidos, son los siguientes:

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2004)

	2004	2003
Pérdidas pendienes de amortizar 2004	$ (6,099)	
Provisiones de pasivo	(60)	$ (11)
	$ (6,159)	$ (11)

En EUA

CompUSA registró una reserva de valuación para reflejar el monto estimado de impuestos diferidos activos que podrían no realizarse. Una porción de esta valuación se refiere a las pérdidas fiscales derivadas de compras. La perdida de operación neta de amortización es de aproximadamente US$414 millones (equivalentes a $ 4,815,444) que expiran en 2016, pero pueden ser utilizadas hasta 2023.

CompUSA fue adquirida en febrero de 2000, lo cual resultó en un cambio de propietario, según el Artículo 382 del Código de Rentas Internas ("ISR") de los Estados Unidos de América. Por lo tanto, las pérdidas de operación neta en CompUSA por US$ 112 millones estarán sujetas a limitaciones anuales de US$ 51.9 millones.

Como se menciona en la Nota 3, en diciembre de 2003, CompUSA adquirió Good Guys; como consecuencia del cambio de propietario como se define en la Fracción 382 del Código del IRS, la pérdida fiscal por US$119 millones (equivalentes a $ 1,384,149) adquirida como resultado del cambio de propietario estará sujeta a un límite anual de US$2.6 millones (equivalentes a $ 30,242), por lo que US$66 millones (equivalentes a $ 767,679) de la pérdida fiscal no podrá ser aprovechada.

REVELACIÓN DE LA APLICACIÓN DEL

CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS

CON RELACIÓN AL

CONSEJO DE ADMINISTRACIÓN Y A

LA ASAMBLEA GENERAL DE ACCIONISTAS

DE

U.S. COMMERCIAL CORP., S.A. DE C.V., POR EL EJERCICIO SOCIAL DE 2004,

CON INFORMACIÓN ACTUALIZADA AL

29 DE JUNIO DE 2005.

REVELACIÓN DE LA APLICACIÓN DEL CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS CON RELACIÓN AL CONSEJO DE ADMINISTRACIÓN Y A LA ASAMBLEA GENERAL DE ACCIONISTAS DE U.S. COMMERCIAL CORP., S.A. DE C.V., POR EL EJERCICIO SOCIAL DE 2004, CON INFORMACIÓN ACTUALIZADA AL 29 DE JUNIO DE 2005.

GOBIERNO CORPORATIVO DEL EMISOR

CONSEJO DE ADMINISTRACIÓN

i) Sobre las Funciones del Consejo de Administración (ver sección II; Principio 1)

En esta sección se deberá comentar acerca de la función que tiene el Consejo de Administración dentro de la sociedad, exponiendo cuál es la visión del Consejo y cómo es que encaja dentro del proceso administrativo. Dentro de este marco general, se debe dar una descripción acerca de las funciones especificas que realiza el Consejo, indicando por qué las considera importantes y necesarias.

El Consejo de Administración, como órgano colegiado, tiene a su cargo la representación de la sociedad y la dirección de los negocios comprendidos en el objeto social, dentro de los límites previstos en los propios estatutos sociales.

Para lograr dicho propósito, la visión que tiene el Consejo de Administración es la de buscar que en todo momento la sociedad cuente con una administración diligente y lleve a cabo todos los actos necesarios para cumplir con su objeto social. En este caso, para llevar a cabo dicha labor de representación de la sociedad, el Consejo de Administración otorga diversos poderes tanto a funcionarios como a terceras personas, los cuales permiten una operación más flexible por parte de la sociedad, mediante la cual se logra el cumplimiento del objeto social.

Dentro del proceso administrativo de la sociedad, el Consejo de Administración está muy involucrado en las operaciones de importancia de la misma, las cuales son conocidas y analizadas por dicho órgano, con anticipación suficiente, a efecto de que pueda tomar las resoluciones más apropiadas para la correcta administración de la sociedad, contando con la información suficiente y necesaria para la correcta conducción del negocio social.

Las facultades del Consejo de Administración, son las siguientes: a) Nombrar y remover al Director General de la Sociedad; b) discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo y del Comité de Auditoría de esta Sociedad, que se contengan en los informes de actividades que dichos órganos le deberán presentar conforme a lo previsto al respecto en estos

estatutos; c) establecer sucursales o agencias de la Sociedad; d) aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y derechos de autor; e) la facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; o que sus subsidiarias pretendan celebrar con personas relacionadas, que representen la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso e), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles; f) construir un comité de auditoría, .el cual se integrará en la forma y términos que a continuación se indican:

Finalmente, se establece que además de las funciones que prevén los estatutos sociales y los diversos ordenamientos legales, el Consejo de Administración cuenta con las siguientes funciones: (i) establecer la visión estratégica de la sociedad; (ii) asegurar que los accionistas y el mercado tengan acceso a la información pública de la sociedad; (iii) establecer mecanismos de control interno, y (iv) asegurar que la sociedad cuente con los mecanismos necesarios que permitan comprobar que cumple con las diferentes disposiciones legales que le son aplicables.

ii) Sobre la Estructura del Consejo de Administración (ver sección I, Principios 10,11 y 14).

En esta sección se deberá comentar acerca de la estructura que tiene el Consejo de Administración. Se deberá señalar si existen órganos intermedios que le auxilien para cumplir sus funciones. Asimismo, se deberá indicar cuántos, cuáles y qué funciones cumplen. En la descripción, también se requiere que se explique cómo es que los órganos intermedios informan al Consejo de sus actividades.

El Consejo de Administración cuenta con una estructura sólida, pero a la vez flexible, que permite la correcta conducción del negocio social.

El Consejo de Administración está estructurado como un órgano colegiado integrado por 7 miembros propietarios. Cualquier accionista o grupo de accionistas que representen cuando menos un 25% del total de las acciones tiene derecho a nombrar un consejero. Dicho porcentaje será del 10% mientras la sociedad tenga inscritas sus acciones en la bolsa de valores.

Los Consejeros son elegidos por un año y continuarán en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que hayan sido designados, en tanto las personas nombradas para substituirlos tomen posesión de sus cargos.

Consideramos que el Consejo de Administración de la Sociedad es un órgano plural, ya que en él participan miembros de diversas ramas empresariales del más alto nivel, lo cual permite un amplio criterio de opiniones.

El porcentaje de los consejeros independientes y patrimoniales, en conjunto exceden el porcentaje mínimo establecido por el Código de Mejores Prácticas Corporativas. El porcentaje de los consejeros independientes dentro del Consejo de Administración también excede el porcentaje mínimo establecido a que se refiere el propio Código. El consejo de administración es auxiliado en sus funciones por un comité que se denomina: Comité de Auditoría, para los efectos del Código de Mejores Prácticas Corporativas y de las disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores.

Sobre la Integración del Consejo de administración	SI	NO	Comentarios
1) ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2)	X		
2) *¿Existen únicamente consejeros propietarios? (Principio 3)	X		En la asamblea de accionistas del 21 de abril de 2005 se removieron a los consejeros suplentes, quedando únicamente propietarios
3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)			No aplica.
4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3)			No aplica.
5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (Principio 7)	X		
6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X		
7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8)	X		Dicha información se contiene en el Reporte Anual a que se refiere el artículo 33 de las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores
8) ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8)		X	

9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9)		X	

* En caso de responder afirmativamente a esta pregunta, se deberá responder "NO APLICA" para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la Estructura del Consejo de Administración	SI	NO	Comentarios
10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)		X	Dichas funciones son realizadas por el Comité de Auditoría,
11) ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio	X		
12) ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13)	X		
13) ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16)	X		Todos salvo uno
14) ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17)	X		

Sobre la Operación del Consejo de Administración	SI	NO	Comentarios
15) ¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18)	X		
16) ¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazo de la sociedad? (Principio 18)	X		
17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19)	X		
18) ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (Principio 20)	X		Por regla general si, salvo limitadas excepciones.
19) *¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aun cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20)	X		En el supuesto de que los consejeros no llegaren a recibir la información necesaria con cuando

			menos 5 días hábiles de anticipación y existiere algún asunto estratégico, el Presidente del Consejo, o el Director General, o el Secretario del Consejo, según el caso, lo comentarían previamente con cada uno de los consejeros, o bien circularían la información necesaria para que en la sesión correspondiente pudieran comentar y adoptar una decisión.
20) *¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21).	X		Se le da la bienvenida al nuevo Consejero, se le explican sus responsabilidades y se comenta la situación general de la compañía.

Sobre los Deberes de los Consejeros	SI	NO	Comentarios
21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio 22)		X	No se ha presentado conflicto alguno a la fecha.
22) ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (Principio 23)	X		
23) ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales?) (Principio 23)	X		La política existente prevé que no se pueden utilizar por los consejeros los activos de la Sociedad para cuestiones personales. De presentarse el caso se

			cobrarían las contraprestaciones correspondientes a precio de mercado.
24) *¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24)	X		Se tiene un alto grado de asistencia de los miembros del Consejo por lo que la asistencia es nutrida.
25) *¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25)	X		Los consejeros están enterados del carácter reservado de toda la información que se trata en las Sesiones y, consecuentemente, deben mantener absoluta confidencialidad respecto de la misma.
26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)		X	No hay consejeros suplentes.
27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27)	X		

* En el caso de que se responda afirmativamente a estas preguntas, se deberá ampliar la respuesta en la columna de comentarios.

FUNCIÓN DE EVALUACIÓN Y COMPENSACIÓN

iii) Sobre la Función de Evaluación y Compensación (ver sección III, Principio 28)

En esta sección se deberá comentar cómo se maneja la Evaluación y Compensación del Director General y de los funcionarios de alto nivel describiendo los procesos que se utilizan para cumplir con dichas funciones.

En relación con lo anterior, el Consejo cuenta con un Comité de Auditoría conformado por 3 consejeros propietarios, y funge como un órgano de apoyo del Consejo en la toma de decisiones sobre estas materias, teniendo como funciones de Evaluación y Compensación, las siguientes: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) e) la facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; o que sus subsidiarias pretendan celebrar con personas relacionadas, que representen la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso e), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles, y iii) proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones a que se refiere el inciso e) del presente Artículo Vigésimo Cuarto.

Sobre la Operación del órgano que cumple con la función de Evaluación y Compensación	SI	NO	Comentarios
28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29)	X		
29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)	X		

FUNCIÓN DE AUDITORIA

iv) Sobre la Función de Auditoría (ver sección III, Principios 31,37, 38, 40)

En esta sección deberá comentar cómo se cumple con la función de Auditoría describiendo los procesos que se utilizan para cumplir con dichas funciones. En especifico, se debe describir cómo es que el órgano intermedio interactúa con el Consejo en relación a las prácticas contables de la Sociedad y a los mecanismos que tiene para asegurar una buena calidad en la información financiera.

A la fecha, el Consejo cuenta con un Comité de Auditoría, integrado por 3 consejeros propietarios, el cual es un órgano de apoyo al consejo de administración en la toma de decisiones en estas materias, teniendo como funciones de Auditoría, las siguientes: (i) recomendar al Consejo de Administración los candidatos para auditores externos de la Sociedad, absteniéndose de recomendar la contratación de aquellos despachos en los que los honorarios percibidos por todos los servicios que presten a la Sociedad, representen un porcentaje mayor al 20% de los ingresos totales de dichos despachos; (ii) recomendar al Consejo las condiciones de contratación y el alcance de los mandatos profesionales de los auditores externos; (iii) apoyar al Consejo de Administración supervisando el cumplimiento de los contratos de auditoría y revisando que la persona que firma el dictamen de la auditoría a los estados financieros anuales de la Sociedad sea distinta de aquella que actúa como Comisario, pudiendo ambas personas ser socios del mismo despacho; (iv) servir de canal de comunicación entre el Consejo de Administración y los auditores externos, así como asegurar la independencia y objetividad de estos últimos, e intervenir en la recomendación al Consejo de algún mecanismo de rotación del socio que dictamine a la Sociedad, a fin de asegurar objetividad en los reportes, sugiriéndose que esta rotación sea al menos cada 6 años; (v) revisar el programa de trabajo, las cartas de observaciones y los reportes de auditoría e informar al Consejo de Administración sobre los resultados; (vi) recomendar al Consejo las bases para la preparación de la información financiera y someter a la aprobación del Consejo de Administración las políticas contables para la preparación de dicha información, así como, en caso de que se sometan a la aprobación del Consejo de Administración cambios en políticas contables, intervenir en la revisión para que se justifique el motivo de dichos cambios; (vii) auxiliar al Consejo mediante la revisión de la información financiera y su proceso de emisión; (viii) contribuir en la definición de los lineamientos generales del sistema de control interno y evaluar su efectividad, en someter a la aprobación del Consejo de Administración dichos lineamientos, y en la emisión de una opinión sobre los controles financieros y operacionales; (ix) auxiliar al Consejo en la coordinación y evaluación de los programas anuales de auditoría interna; (x) coordinar las labores del auditor externo, interno y Comisario; (xi) verificar que se cuente con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones a las que está sujeta; (xii) supervisar que el perfil profesional de la persona designada como Comisario de la Sociedad le permita cumplir con sus obligaciones legales, y (xiii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

En el proceso de selección de los auditores, se toma en cuenta, tanto la capacidad técnica de los auditores como su independencia.

La Sociedad procura una rotación en la persona encargada de dictaminar los estados financieros.

El Consejo de Administración, se apoya en las estructuras internas de la Sociedad, tanto en materia de auditoría, como en la revisión del cumplimiento de las diversas disposiciones legales aplicables a la Sociedad. La auditoría interna constituye una herramienta de apoyo para la administración de la Sociedad que le permite valorar la información financiera que se genera, así como la efectividad de los controles internos. Para tales efectos, la Sociedad cuenta con un área de auditoría interna, la cual informa al Consejo de Administración las políticas contables para la preparación de información financiera de la Sociedad.

Sobre la Selección de los Auditores	SI	NO	Comentarios
30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32)	X		
31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 34)	X		La Sociedad fue constituída en el año de 2001, por lo que no se ha presentado dicha situación.
32) ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34)	X		
33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)		X	
Sobre la Información Financiera			
34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36)	X		
35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37).	X		
36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (Principio 39)	X		
Sobre los Controles Internos			
37) ¿Existe un sistema de control interno? (Principio 41)	X		
38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41)	X		
39) ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42)	X		
40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto	X		

	SI	NO	Comentarios
a dichos controles? (Principio 43)			
Revisión del Cumplimiento con Disposiciones	SI	NO	Comentarios
41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44)	X		
42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (Principio 44)	X		
43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45)	X		

FUNCIÓN DE FINANZAS Y PLANEACIÓN

v) Sobre la Función de Finanzas y Planeación (ver sección IV, Principio 46)

En está sección se deberá comentar cómo se cumple con las funciones de Finanzas y Planeación describiendo los procesos que se utilizan para cumplir con dichas funciones. En especifico, en la descripción se debe exponer la interacción que tiene el órgano intermedio con el Consejo para apoyarlo en las decisiones.

A la fecha, el Consejo cuenta con un Comité de Auditoría, integrado por 3 consejeros propietarios, el cual es un órgano de apoyo al Consejo de Administración en la toma de decisiones en estas materias, teniendo como funciones de Finanzas y Planeación, las siguientes: (i) evaluar y, en su caso, sugerir las políticas de inversión de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (ii) evaluar y, en su caso, sugerir las políticas de financiamiento (capital o deuda) de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (iii) intervenir en la presentación al Consejo de Administración de una evaluación sobre la viabilidad de las principales inversiones y transacciones de financiamiento de la Sociedad, de acuerdo a las políticas establecidas; (iv) evaluar y, en su caso, sugerir los lineamientos generales para la determinación de la planeación estratégica de la Sociedad, y auxiliar al Consejo en la vigilancia de la congruencia de las proyecciones financieras, las políticas de inversión y de financiamiento con dicha visión estratégica; (v) opinar sobre las premisas del presupuesto anual y proponerlas al Consejo para su aprobación; (vi) dar seguimiento a la aplicación del presupuesto y del plan estratégico; (vii) identificar los factores de riesgo a los que está sujeta la Sociedad y evaluar las políticas para su administración, y (viii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

La Sociedad cuenta con políticas de inversión y financiamiento a largo plazo, las cuales son definidas considerando la visión estratégica de la Sociedad.

Sobre la Operación del órgano intermedio que se encarga de la función de Finanzas y Planeación	SI	NO	Comentarios
44) ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio 47)	X		
45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48)	X		
46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)	X		
47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50)	X		

II. En esta parte se contiene un cuestionario en relación con la Asamblea General de Accionistas.

1) Las preguntas presentadas en este formato deberán contestarse de forma afirmativa o negativa con una "X" en la columna correspondiente.
2) En los casos en que la respuesta sea negativa (y por excepción en los casos de las preguntas 1 y 2 con respuesta afirmativa), el emisor podrá indicar por qué no cumple con el principio recomendado y, en su caso, si cuenta con un mecanismo alterno al sugerido. En estos casos, las respuestas deberán presentarse en la columna de comentarios exponiendo de forma clara las prácticas de gobierno corporativo que sigue la Sociedad.
3) Las preguntas hacen referencia a una sección especifica del Código de Mejores Prácticas Corporativas, a fin de contextualizar el sentido de la pregunta.

CUESTIONARIO SOBRE LA ASAMBLEA GENERAL DE ACCIONISTAS

DERECHOS DE ACCIONISTAS (ver sección V)

i) Sobre la información y Orden del Día de la Asamblea de Accionistas	SI	NO	Comentarios
1) ¿Se omitió del Orden del Día de las Asambleas el punto referente a "Asuntos Varios"? (Principio 51)	X		
2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51)	X		
3) ¿Toda la información sobre cada punto del Orden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52)	X		
4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Orden del Día, para que puedan girar instrucciones a sus mandatarios? (Principio 53).	X		En los términos de lo dispuesto por el Articulo 14 Bis 3 fracción VI inciso c) de la Ley del Mercado de Valores.
5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54).	X		

ii) Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	SI	NO	Comentarios

6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55)	X		Sólo se incluyó el nombre del presidente del Comité de Auditoría.
7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55)	X		
8) ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56)	X		

Ciudad de México, Distrito Federal a 29 de junio de 2005.